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06014655

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dippon Mining Holdings Inc.

*CURRENT ADDRESS

**FORMER NAME


PROCESSED

JUN 2 6 2006 E

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 34805 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 6/26/06

File No. 82-34805

# Nippon Mining Holdings, Inc.


RECEIVED
2006 JUN 26 P 12: 11
CORPORATE FINANCE
SEC MAIL PROCESSING SECTION
RECEIVED
JUN 22 2006
WASH. D.C.
185

**2-10-1 Toranomon**
**Minato-ku, Tokyo Japan 105-0001**
**Phone: 81-3-5573-5123 Facsimile: 81-3-5573-5139**

June 16, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

3-31-06
AR/S

Re: **File No. 82-34805: Nippon Mining Holdings, Inc. Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Madam/Sir:

We, Nippon Mining Holdings, Inc., are writing to submit all information required to be submitted subsequent to our application, dated July 30, 2004, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

We have enclosed herewith in Exhibits 1 to 11 of Annex A all information required to be submitted subsequent to our application for a Rule 12g3-2(b) exemption which was made public between February 28, 2006, the date of such application, and June 16, 2006, the date of this submission.

Please direct questions or requests for additional information in connection with this submission to Fumio Ito, 2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001,Japan, telephone 81-3-5573-5123, facsimile 81-3-5573-5139.

Very truly yours,

Nippon Mining Holdings, Inc.

By: Fumio Ito

Name: Fumio Ito
Title: Director

File No. 82-34805

**ANNEX A**

**LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE February 28, 2006**

JAPANESE LANGUAGE DOCUMENTS

1. Press release dated March 15, 2006 in connection with the amendment of dividends (Attached as Exhibit 1)
2. Press release dated March 29, 2006 in connection with the revision of consolidated business forecast (Attached as Exhibit 2)
3. Press release dated May 10, 2006 in connection with the adoption of a new organizational structure by core subsidiaries (Attached as Exhibit 3)
4. Press release dated May 17, 2006 in connection with the directors' compensation in the form of stick acquisition rights (Attached as Exhibit 4)
5. Press release dated May 17, 2006 in connection with the partial amendment of the article of incorporation (Attached as Exhibit 5)
6. Press release dated June 1, 2006 in connection with the joint venture of petrochemical products by three companies (Attached as Exhibit 6)
7. Notice of the 4th Annual General Meeting of Shareholders dated June 5, 2006 (Attached as Exhibit 7)

ENGLISH LANGUAGE DOCUMENTS

8. Press release dated March 14, 2006 in connection with the announcement of friendly takeover bid for Regalito Copper Corp. (Attached as Exhibit 8)
9. Press release dated April 10, 2006 in connection with the medium term management plan for fiscal 2006-2008 (Attached as Exhibit 9)
10. Press release dated May 9, 2006 in connection with the success of TOB for Regalito (Attached as Exhibit 10)
11. Consolidated Financial Results for Fiscal Year ended March 31, 2006, dated May 10, 2006 (Attached as Exhibit 11)

File No.82-34805

Exhibit 1

March 15, 2006

| | |
|---|---|
| Company Name: | Nippon Mining Holdings, Inc. |
| Representative: | Yasuyuki Shimizu, President and Representative Director |
| Code Number: | 5016 |
| Contact: | General Administration Group (in charge of IR/PR)<br>Nobuyuki Yamaki, Senior Officer |
| Tel: | +81-3-5573-5123 |

**Amendment of Dividends to Be Paid**

Board of Directors Meeting of Nippon Mining Holdings decided amendment of dividends to be paid for the fiscal year ending March 2006 as bellows today.

| | Year-end Dividend | | |
|---|---|---|---|
| | Ordinary dividend | Commemorative dividend | Total |
| Previous Forecast (A) (on May 11 2005) | ¥10 per share | ¥2 per share | ¥12 per share |
| Current Revised Forecast (B) | ¥12 per share | ¥3 per share | ¥15 per share |
| Increase/decrease (B-A) | +¥2 per share | +¥1 per share | +¥3 per share |
| Dividend per share for the previous year | ¥10 per share | ··· | ¥10 per share |

File No.82-34805

Exhibit 2

March 29, 2006

Company Name: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact: General Administration Group (in charge of IR/PR)
Nobuyuki Yamaki, Senior Officer
Tel: +81-3-5573-5123

## Revision of Consolidated Business Forecast

In consideration of the current business climate and our performance, Nippon Mining Holdings, INC. revises the business forecast announced on February 10, 2006.

Revised Business Forecast of Consolidated Financial Results for the Fiscal Term Ending March 31, 2006 (Apr. 1, 2005 to Mar. 30, 2006)

(Unit: Millions of Yen)

| | Sales | Income before Special Items | Net Income |
|---|---|---|---|
| Previous Forecast (A) (announced on February 10, 2006) | 3,000,000 | 173,000 | 86,000 |
| Current Revised Forecast (B) | 3,030,000 | 184,000 | 93,000 |
| Increase/decrease (B - A) | (O) 30,000 | (O) 11,000 | (O) 7,000 |
| Rate of change | 1.0% | 6.4% | 8.1% |

<Reasons for Revision>

Sales increases are expected largely because of the rise in oil products reflecting crude oil conditions, and metals prices.

Increases in Income before Special Items are also expected mainly due to the profit increases in the Petroleum segment and Resources & Non-ferrous metal segment, resulting from the rise in crude oil price and copper price. Income before Special Items is expected to be ¥184 billion by ¥11 billion increase.

Net income is expected to reach ¥93 billion with an increase of ¥7 billion, chiefly due to the increased income before special items.

<Income before Special Items Details in Each Segment
(Consolidated Financial Results for the Fiscal Term Ending March 31, 2006)>

(Unit: Billions of Yen)

| | | Previous forecast | Revised forecast | Difference | Explanations for the difference | Fiscal 2004 |
|---|---|---|---|---|---|---|
| Petroleum | Sales | 2,400.0 | 2,410.0 | (○) 10.0 | • Inventory profit | 1,986.4 |
| | Income before Special Items | 91.0 | 96.0 | (○) 5.0 | | 87.8 |
| Resources and non-ferrous metals | Sales | 465.0 | 483.0 | (○) 18.0 | • Copper price hike<br>• Equity in income of affiliates | 378.7 |
| | Income before Special Items | 64.5 | 68.5 | (○) 4.0 | | 46.4 |
| Electronic materials | Sales | 103.0 | 104.0 | (○) 1.0 | • Sales increase in semiconductor target and treated rolled copper foil<br>• Inventory profit | 89.0 |
| | Income before Special Items | 8.0 | 9.5 | (○) 1.5 | | 7.7 |
| Metal fabrication | Sales | 54.0 | 55.0 | (○) 1.0 | Sales increase in IT-related products such as rolled copper foil with sales decrease in special steel products | 54.3 |
| | Income before Special Items | 6.5 | 6.5 | - | | 8.6 |
| Other | Sales | 24.0 | 24.0 | - | | 40.7 |
| | Income before Special Items | 3.0 | 3.5 | (○) 0.5 | | △2.5 |
| Eliminations | Sales | △46.0 | △46.0 | - | | △46.5 |
| Total | Sales | 3,000.0 | 3,030.0 | (○) 30.0 | | 2,502.5 |
| | Income before Special Items | 173.0 | 184.0 | (○) 11.0 | | 148.1 |

<Reference> Preconditions for FY2005

| | | Previous outlook | Revised outlook | Difference | FY2004 |
|---|---|---|---|---|---|
| (Common) | Exchange rate (¥/$) | 113 | 113 | - | 108 |
| Petroleum | Crude oil FOB ($/BBL) * | 53.3 | 53.5 | (+) 0.2 | 36.6 |
| | Paraxylene market trend ($/t) ACP base | 966 | 963 | (-) 3 | 889 |
| Resources and non-ferrous metals | Copper price ( ¢ /lb) | 180 | 185 | (+) 5 | 136 |
| | Electrolytic copper sales volume (1,000t/period) | 590 | 590 | - | 607 |
| Electronic materials | Electrodeposited copper foil sales volume (t/month) | 2,068 | 2,067 | (-) 1 | 2,350 |
| | Treated rolled copper foil sales volume (1,000m/month) | 3,677 | 3,765 | (+) 98 | 3,393 |
| | ITO target sales volume (t/month) | 26.5 | 26.0 | (-) 0.5 | 19.7 |
| Metal fabrication | Wrought copper products sales volume (1,000t/period) | 37 | 37 | - | 35 |
| | Special steel products sales volume (1,000t/period) | 5 | 5 | - | 10 |
| | Rate of High-performance materials products (%) | 43% | 43% | - | 30% |

* Crude oil FOB - Dubai spot base

File No.82-34805

Exhibit 3

May 10, 2006

Nippon Mining Holdings, Inc.

Japan Energy Corporation

Nippon Mining & Metals Co., Ltd.

## Adoption of a New Organizational Structure by Core Subsidiaries

The Boards of Directors of Japan Energy Corporation ("Japan Energy"; Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi) and Nippon Mining & Metals Co., Ltd. ("Nippon Mining & Metals"; Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Masanori Okada), the core subsidiaries of Nippon Mining Holdings, Inc. (the "Company"; Head office: 2, Toranomon, Minato-ku, Tokyo: President: Yasuyuki Shimizu"), met today respectively and resolved to adopt a new organizational structure as detailed below.

### 1. Background of adopting a new organizational design

Under the new Company Law of Japan, which took effect on May 1, 2006, "*large companies*", defined as joint stock corporations with capital of ¥500 million or more or total liabilities of ¥20 billion or more, are not required to have in place a board of directors or board of auditors if they are "*private companies*" defined as joint-stock corporations whose articles of incorporation restricts transfer of issued shares without prior consent of the issuer. Japan Energy and Nippon Mining & Metals, the core subsidiaries of the Nippon Mining Holdings Group, intend to facilitate speedy decision making and streamline managerial structure and thereby enhance overall management efficiency by adopting the aforementioned provision of the new Company Law.

### 2. Process of adopting the new organizational structure

(1) Japan Energy and Nippon Mining & Metals will become *private companies*, after which they will abolish the Board of Directors, Board of Auditors and Executive Committee respectively.

(2) Matters that are currently required to be resolved by the Board of Directors of respective companies will be categorized into matters to be referred to the annual general meeting of shareholders and matters to be reported to and decided by President. The Executive Officers' Meeting will be newly established for the purpose of preliminary deliberation and reporting.

**3. Timing of adopting the new organizational structure**

Since amendments to the Articles of Incorporation is required to adopt the new organizational structure, each subsidiary will propose related amendments to their annual general meeting of shareholders scheduled on June 26, 2006, and if approved, will adopt the new organizational structure effective June 28, 2006.

For further information, please contact:
Yokokoji, Takamoto, Hanashima
IR/PR Department
Nippon Mining Holdings, Inc.
TEL +81-3-5573-5124

File No.82-34805

Exhibit 4

May 17, 2006

Company Name: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact: General Administration Group (in charge of IR/PR)
Nobuyuki Yamaki, Senior Officer
Tel: +81-3-5573-5123

**Change to the amount of Directors' compensation and determination of Directors' compensation in the form of stock acquisition rights as stock options**

Directors Board Meeting of Nippon Mining Holdings decided today to make the following proposal at the 4th annual shareholders meeting to be held on June 27, 2006.

**(Reasons for the Proposal)**

1 As a result of the implementation of the Corporate Law, the Company is no longer able to determine Directors' bonuses by way of the statement of appropriation of retained earnings. Accordingly the Company proposes that directors' bonuses be made payable within the limits of the total amount of Directors' compensation approved by the General Meeting of Shareholders, and therefore proposes the following changes for approval.

2 With regard to the compensation program for Directors and officers of the Company and core subsidiaries of the Nippon Mining Group, the Company has made revisions to its compensation program in 2005 including the abolishment of the retirement benefits scheme that offers fixed compensations, and adopted a new system whereby part of the amount equivalent to the retirement benefits has been replaced by the granting at no cost of stock acquisition rights as stock options linked to the Company's stock prices.

Under the newly implemented Corporate Law, stock acquisition rights as stock options issued to the Company's Directors are deemed to be part of directors' compensations. In addition, "Accounting Standard No.8, Accounting Standard for Stock Options" published on December 27, 2005 by the Accounting Standards Board of Japan established that the cost of stock options be recognized as an expense. In light of these, the Company also asks for an approval of a separate form of compensation not covered by the total amount of directors' compensations in the aforementioned paragraph 1, for the purpose of issuing stock acquisition rights as stock options to the Company's Directors.

Pursuant to the provisions set forth in the Corporate Law, issuance of stock acquisition rights as stock options to persons other than the Company's Directors shall be resolved by the Company's Board of Directors.

**(Particulars of the Proposed Amendments)**

1 Currently, the maximum amount of total compensation payable to the Company's Directors is limited to ¥30 million per month, as approved at the time of the founding of the Company. The Company proposes to restate the maximum amount on annual basis and to set ¥600 million as the maximum amount of compensation payable to Directors annually so that Directors' bonuses can be paid within such limit approved by the General Meeting of Shareholders.

An aggregate annual amount of maximum ¥240 million, out of the aforementioned ¥600 million, may be payable as bonuses to the Directors who served during the relevant business year, where actual amount of payment will be determined based on the consolidated business results of the Group, and determinations as to payment/non-payment of bonuses, amount of bonuses to be paid to each Director and timing of payment will be made by the resolution of the Board of Directors.

2 Separate from the revised aggregated amount of directors' compensation in the preceding Paragraph, the Company recommends an approval of the issuance of the following stock acquisition rights as stock options to the Company's Directors in an aggregate annual amount of maximum ¥80 million:

(1) Number of units of stock acquisition rights

Maximum 300 units of stock acquisition rights may be issued each business year.

(2) Number of underlying shares

The maximum number of ordinary shares of the Company that the holders of stock acquisition rights can receive upon the exercise of the rights issued each business year shall be 150,000 shares of common stock.. The number of underlying shares available for a unit of stock acquisition right shall be 500.

In case it is deemed appropriate to change the number of shares by way of stock split (including allotment of shares at no cost), reverse stock split, and other means, the Company shall make necessary adjustments.

(3) Amount payable upon exercise of stock acquisition rights

The purchase price of shares of common stock acquired pursuant to the exercise of stock acquisition rights shall be paid in cash, and the amount of such payment shall be computed by taking the number of underlying shares and multiplying it by the exercise price of one yen (¥1.00) per share.

(4) Exercise period

Stock acquisition rights shall be exercisable within 20 years starting from the day immediately following the day on which the stock acquisition rights are granted.

(5) Restriction on transfer of stock acquisition rights

Transfer of stock acquisition rights shall require an approval of the Board of Directors.

(6) Terms and conditions for the exercise of stock acquisition rights

Notwithstanding the provisions of item (4) above, a holder of stock acquisition right is entitled to exercise such right within three years starting from the day immediately following the date of termination of his/her service as either Director, Senior Officer or Statutory Auditor of the Company, or Director, Executive Officer, Associate Director or Statutory Auditor of Japan Energy Corporation, and Nippon Mining & Metals Co. Ltd., which are the Company's core subsidiaries, or of other subsidiaries designated by the Company's Board of Directors. Other terms and conditions for the exercise of stock acquisition right shall be determined at the Board of Directors which is convened to determine terms and conditions of the offering of the stock acquisition rights proposed herein.

(7) Other matters

Specifics of the aforementioned paragraphs (1) - (6) and matters not covered in paragraphs (1) - (6) shall be determined at the Board of Directors which is convened to determine terms and conditions of the offering of the stock acquisition rights proposed herein.

3 The Company shall have ten (10) Directors if Item 3 of the Agenda herein is duly approved.

File No.82-34805

Exhibit 5

May 17, 2006


| | |
|---|---|
| Company Name: | Nippon Mining Holdings, Inc. |
| Representative: | Yasuyuki Shimizu, President and Representative Director |
| Code Number: | 5016 |
| Contact: | General Administration Group (in charge of IR/PR)<br>Nobuyuki Yamaki, Senior Officer |
| Tel: | +81-3-5573-5123 |


**Partial amendment of the Articles of Incorporation**

Directors Board Meeting of Nippon Mining Holdings decided today to propose the following partial amendment of the articles of incorporation at the 4th annual shareholders meeting to be held on June 27, 2006.

**1. Reasons for Amendments**

(1) The Company proposes the following amendments to the Articles of Incorporation in keeping with the notion of enhanced corporate autonomy as conceived in the Corporate Law (2005 Law No. 86) and related Ministry of Justice Ordinances:

(i) Deemed delivery of the Reference Documents for the Exercise of Voting Rights and other documents via the Internet (Article 14 of the amended Articles of Incorporation as proposed)
This proposed amendment is intended to enable the Company to provide/deliver the Reference Documents for the Exercise of Voting Rights and other documents via the Internet in order to increase convenience for its shareholders as well as to reduce expenses related to the Annual General Meeting of Shareholders.

(ii) Exercise of voting rights by proxy (Article 16 of the amended Articles of Incorporation as proposed)
This proposed amendment is intended to clarify the number of proxies and methods of exercising voting rights by proxy.

(iii) Deemed determination by the Board of Directors (Article 21 of the amended Articles of Incorporation as proposed)
This proposed amendment is intended to enable the Board of Directors to pass a resolution by means of written communication as necessary, in order to secure timely and efficient decision making by the Board of Directors.

(iv) Limited liability agreement with outside Statutory Auditors (Article 37 of the amended Articles of Incorporation as proposed)
This proposed amendment is intended to enable the Company to enter into a limited liability

agreement with outside statutory auditors in order to facilitate recruitment of competent outside statutory auditors.

(v) Decision making body on matters related to the payment of dividends from retained earnings (Article 39 of the amended Articles of Incorporation as proposed)

This proposed amendment is intended to facilitate timely implementation of dividend and equity finance policies by allowing the Board of Directors to pass a resolution for a payment of dividend and other dispositions out of retained earnings, in addition to the authority of the General Meeting of Shareholders for determination thereof. This proposed amendment renders provisions of Article 5-2 and Article 37 of the current Articles of Incorporation superfluous, which the Company proposes to delete hereby.

(2) By way of this proposed amendment, the Company seeks to state definitively the deemed provisions of the Articles of Incorporation (organizational design, issuance of shares, administrator of shareholder register) that were provisionally included in the Articles of Incorporation following the enactment of the Corporate Law.

(3) The Company proposes to make necessary amendments to the Articles of Incorporation in order to ensure its consistency with the Corporate Law including deletion of the provisions that became inconsistent with the spirit of the Corporate Law or became irrelevant, amendment of terminology or description, and amendment of the referenced laws, regulations or clauses therein. The provisions of Articles 27, 28 and 36 of the proposed amended Articles of Incorporation correspond to and succeed the provisions of Articles 24, 25 and 34 of the current Articles of Incorporation respectively. Articles 27 and 28 of the proposed amended Articles of Incorporation have been approved by all Statutory Auditors.

**2. Particulars of Amendments**

Details of the proposed amendments are as follows:

The designations (1)(i) through (3) in the "Reason for amendment" column of the following table correspond to those in the preceding section of this document captioned "1. Reasons for amendments".

(Proposed amendments are underlined)

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Newly added) | <u>(Corporate bodies)</u><br><u>Article 4 The Company shall have the following corporate organizational bodies and office of corporation in addition to the general meeting of</u> | (2) |

| | | |
|---|---|---|
| | shareholders and Directors:<br>(1) Board of Directors<br>(2) Statutory Auditors<br>(3) Board of Statutory Auditors<br>(4) Accounting Auditors | |
| (Method of Public Notice)<br>Article 4 The Company shall make all public notifications by electronic means, provided that, in the event of occurrence of unavoidable circumstances, public notifications shall be made in the Nihon Keizai Shimbun newspaper. | (Method of Public Notice)<br>Article 5 (Unchanged) | |
| (Total Number of Shares to be Issued and Cancellation of Shares)<br>Article 5 The total number of shares authorized to be issued by the Company shall be three billion (3,000,000,000), provided, however, that if any shares are canceled, the number of shares authorized to be issued shall be reduced by the number of shares so canceled. | (Total Number of Authorized Shares)<br>Article 6 The total number of authorized shares to be issued by the Company shall be three billion (3,000,000,000). | (3) |
| (Acquisition of the Company's Own Shares)<br>Article 5-2 Pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code, the Company may purchase its own shares, subject to resolution by the Board of Directors. | (Deleted) | (1)(v) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Newly added) | (Issuance of Share Certificates)<br>Article 7 The Company shall issue share certificates representing the shares subscribed by its shareholders. | (2) |
| (Number of Shares Constituting One Unit; Shareholders' Right to Purchase Fractional Shares, etc.)<br>Article 6 The number of shares to constitute one (1) unit of shares of the Company shall be five hundred (500).<br>2 The Company shall not issue share certificates for shares less than one (1) unit.<br>3 Pursuant to the provisions set forth in the Company's Share Handling Rules, shareholders (including beneficial shareholders hereinafter), who have fractional shares in the Company, may request the Company to sell fractional shares which, if added to the fractional shares already held by the shareholder, will equal the number of shares constituting one unit of shares. | (Number of Shares of One Unit; Shareholders' Right to Demand Sale of Fractional Shares, etc.)<br>Article 8 The number of shares of a unit of shares of the Company shall be five hundred (500).<br>2 Notwithstanding the provisions of the preceding article, the Company shall not issue share certificates for a fraction of the number of shares of one unit.<br>3 Pursuant to the provisions set forth in the Company's Share Handling Rules, shareholders (including beneficial shareholders hereinafter) may request the Company to sell fractional shares which, if added to the fractional shares already held by the shareholder, will equal the number of shares constituting one unit of shares. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Transfer Agent)<br><br>Article 7 The Company shall have a transfer agent in respect of shares.<br><br>2 The transfer agent and its business office shall be designated by a resolution of the Board of Directors and notified publicly.<br>3 The register of shareholders (including the register of beneficial shareholders; the same shall be applicable hereinafter) and register of lost share certificates of the Company shall be kept at the business office of the transfer agent. Any matters relating to shares, such as registration of transfer of shares, notations or recordations to the register of beneficial shareholders, registration of pledges or indication of shares held in trust, the cancellation of any of the aforementioned, non-possession of share certificates, delivery of share certificates, purchase and buyback of shares less than one (1) unit and acceptance of notifications shall be handled by the transfer agent and not by the Company. | (Administrator of the register of shareholders)<br>Article 9 The Company shall have an administrator of the register of shareholders.<br>2 The administrator of the register of shareholders and its business office shall be determined by a resolution of the Board of Directors and notified publicly.<br>3 Compilation and keeping of the register of shareholders (including the register of beneficial shareholders; the same shall be applicable hereinafter), the register of stock acquisition rights and the register of lost share certificates of the Company, and other clerical processing related to the register of shareholders , the register of stock acquisition rights and the register of lost share certificates shall be handled by the administrator of the register of shareholders and not by the Company. | (2), (3) |
| (Share Handling Rules)<br>Article 8 Denominations of share certificates, registration of transfer of shares, notations or recordations to the register of beneficial shareholders, registration of pledges, indication of shares held in trust, non-possession of share certificates, reissuance of share certificates, purchase and buyback of shares less than one (1) unit, fees and any other matters concerning share handling shall be governed by the Share Handling Rules prescribed by the Board of Directors. | (Share Handling Rules)<br>Article 10 Denominations of share certificates, and handling of execution of shareholder rights, the Company's stock and stock acquisition rights, and commissions shall be governed by the Share Handling Rules prescribed by the Board of Directors. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
| --- | --- | --- |
| (Record Date)<br>Article 9 The shareholders of the Company recorded in the final register of shareholders as of March 31 each year shall be the shareholders who shall be entitled to exercise their rights at the ordinary general meeting of shareholders relating to the fiscal year ending on that day.<br>2 In addition to the preceding paragraph, the Company may set a record date as and when necessary by giving prior public notice thereof. | (Deleted) | (3) |
| (Convocation of General Meeting of Shareholders)<br>Article 10 An ordinary general meeting of shareholders shall be convened in June each year, and an extraordinary general meeting of shareholders shall be convened as and when necessary. | (Convocation of General Meeting of Shareholders)<br>Article 11 (Unchanged) | |
| (Newly added) | (Record Date for Ordinary General Meeting of Shareholders)<br>Article 12 The record date for determining shareholders with voting rights to be convened to the Company's ordinary general meeting of Shareholders shall be March 31 of each year. | (3) |
| (Chairman of General Meeting of Shareholders)<br>Article 11 The Chairman of the Company shall preside over the general meeting of shareholders. In case the Chairman is unable so to act, one of the other Directors in the order previously fixed by the Board of Directors shall take the place of the Chairman. | (Chairman of General Meeting of Shareholders)<br>Article 13 (Unchanged) | |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Newly added) | (Disclosure and Deemed delivery of the Reference Documents for the Exercise of Voting Rights and other documents via the Internet)<br>Article 14 As part of the procedure for the convocation of the General Meeting of Shareholders, the Company is deemed to have completed its disclosure obligations if it posts on the Internet the information that are required to be disclosed in the Reference Documents for the Exercise of Voting Rights, Business Report, non-consolidated financial statements and consolidated financial statements in accordance with the Ministerial Ordinances of the Ministry of Justice. | (1)(i) |
| (Method of Resolution by General Meeting of Shareholders)<br>Article 12 Unless otherwise provided for by laws or ordinances or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present at the meeting.<br>2 Special resolutions of a general meeting of shareholders pursuant to Article 343 of the Commercial Code shall be adopted by no less than two-thirds (2/3) of voting rights of the shareholders present at the meeting, at which the shareholders holding no less than one-third (1/3) of the voting rights of all shareholders are present. | (Method of Resolution by General Meeting of Shareholders)<br>Article 15 Unless otherwise provided for by the laws or ordinances or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders who are entitled to exercise voting rights and are present at the meeting.<br>2 Resolutions of a general meeting of shareholders pursuant to Article 309, Paragraph 2 of the Corporate Law shall be adopted by no less than two-thirds (2/3) of voting rights of the shareholders present at the meeting, at which the shareholders holding no less than one-third (1/3) of the voting rights of all shareholders who are entitled to exercise the voting rights are present. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Voting by Proxy)<br>Article 13 In case a shareholder desires to exercise his vote by proxy, such proxy must be a shareholder of the Company entitled to vote. | (Voting by Proxy)<br>Article 16 A shareholder of the Company may exercise his/her voting rights by using one (1) proxy who shall be another shareholder who has voting rights in the Company.<br>2 Shareholders or their proxies shall submit to the Company a document evidencing the authority of a proxy for each general meeting of shareholders. | (1)(ii) |
| (Number of Directors)<br>Article 14 The Company shall have not more than thirteen (13) Directors. | (Number of Directors)<br>Article 17 The number of Directors of the Company shall be no more than thirteen (13). | (3) |
| (Election of Directors)<br>Article 15 Directors shall be elected at a general meeting of shareholders.<br>2 Directors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the voting rights of all the shareholders of the Company shall be present.<br>3 Cumulative voting shall not be used for the election of Directors. | (Election of Directors)<br>Article 18 (Unchanged)<br>2 Directors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the voting rights of all shareholders who are entitled to exercise their voting rights shall be present.<br>3 (Unchanged) | (3) |
| (Term of Office of Directors)<br>Article 16 The term of office of a Director shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within one (1) year after the assumption of office by the Director. | (Term of Office of Directors)<br>Article 19 The term of office of a Director shall expire at the close of the ordinary general meeting of shareholders relating to the last business year that ends within one (1) year after his/her election as the Director. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Authority of Board of Directors)<br>Article 17 The Board of Directors shall make decisions on such matters as are prescribed by the laws and ordinances or these Articles of Incorporation and other important matters relating to the management of the Company. | (Deleted) | (3) |
| (Notice for Convening Board of Directors' Meeting)<br>Article 18 Notice for convening a meeting of the Board of Directors shall be sent at least two (2) days prior to the date set for such meeting, provided that in case of an emergency, such period may be shortened.<br>2 A meeting of Board of Directors may be held without any procedures for convening such meeting, if all Directors and Statutory Auditors so agree. | (Notice for Convening Board of Directors' Meeting)<br>Article 20 (Unchanged)<br>2 (Unchanged) | |
| (Newly added) | (Deemed Determination by the Board of Directors)<br>Article 21 A resolution is deemed to have been made by the Board of Directors on matters within their authority if requirements provided for by Article 370 of the Corporate Law are satisfied. | (1)(iii) |
| (Election of Representative Directors)<br>Article 19 The Directors who represent the Company shall be elected by resolutions of the Board of Directors. | (Appointment of Representative Directors)<br>Article 22 Representative directors shall be appointed by resolutions of the Board of Directors. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Directors with Specific Titles)<br>Article 20 The Company shall have one (1) Chairman and one (1) President, who shall be elected by a resolution of the Board of Directors. | (Directors with Specific Titles)<br>Article 23 (Unchanged) | |
| 2 In case it is necessary for conducting the Company's business, the Company may, by a resolution of the Board of Directors, have one (1) or more Executive Vice Chairmen, Executive Vice Presidents, Senior Managing Directors and Managing Directors. | 2 (Unchanged) | |
| (Senior Advisors and Senior Counselors)<br>Article 21 The Company may, by a resolution of the Board of Directors, have Senior Advisors and Senior Counselors. | (Senior Advisors and Senior Counselors)<br>Article 24 (Unchanged) | |
| (Regulations of Board of Directors)<br>Article 22 The Board of Directors shall be governed by the Regulations of the Board of Directors to be prescribed by the Board of Directors, as well as by these Articles of Incorporation. | (Regulations of Board of Directors)<br>Article 25 (Unchanged) | |
| (Directors' Remuneration)<br>Article 23 Directors' remuneration shall be determined by a resolution of the general meeting of shareholders | (Directors' Remuneration, etc.)<br>Article 26 Directors' remuneration, bonuses and other financial benefits they receive from the Company in consideration of their execution of duties (hereafter "remuneration, etc.") shall be determined by a resolution of the general meeting of shareholders. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Release of Liabilities of Directors)<br>Article 24 The Company may, by a resolution of the Board of Directors, release Directors (including ex-Directors) from liabilities for their conduct as described in Article 266, Paragraph 1, Item 5 of the Commercial Code subject to the limitations set forth in Article 266, Paragraphs 12, 17 and 18 of the Commercial Code, so long as they were performing their duties in good faith and without gross negligence. | (Release of Liabilities of Directors)<br>Article 27 The Company may, by a resolution of the Board of Directors, release Directors (including ex-Directors) from liabilities as described in Article 423, Paragraph 1 of the Corporate Law subject to the limitations set forth in Article 426, Paragraph 1 of the Corporate Law, so long as they were performing their duties in good faith and without gross negligence. | (3) |
| (Agreement Limiting Liabilities of Outside Directors)<br>Article 25 The Company may enter into an agreement with Outside Directors (as such term is defined in Article 188, Paragraph 2, Item 7-2 of the Commercial Code) holding them harmless for such damages as the Company may thereafter suffer as a result of their conduct as described in Article 266, Paragraph 1, Item 5 of the Commercial Code, within the greater of an amount fixed in advance at not less than five million yen (¥5,000,000) or the total of the amounts set forth in the respective Items in Article 266, Paragraph 19 of the Commercial Code, so long as they were performing their duties in good faith and without gross negligence. | (Agreement Limiting Liabilities of Outside Directors)<br>Article 28 The Company may enter into an agreement with Outside Directors with respect to the liabilities as described in Article 423, Paragraph 1 of the Corporate Law holding them harmless for damages caused by them in excess of the greater of an amount fixed in advance at not less than five million yen (¥5,000,000) or the amount set forth in Article 427, Paragraph 1 of the Corporate Law, so long as they were performing their duties in good faith and without gross negligence. | (3) |
| (Number of Statutory Auditors)<br>Article 26 The Company shall have not more than four (4) Statutory Auditors. | (Number of Statutory Auditors)<br>Article 29 The number of Statutory Auditors of the Company shall be no more than four (4). | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Election of Statutory Auditors)<br>Article 27 Statutory Auditors shall be elected at a general meeting of shareholders.<br>2 Statutory Auditors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the voting rights of all the shareholders of the Company shall be present. | (Election of Statutory Auditors)<br>Article 30 (Unchanged)<br>2 Statutory Auditors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the voting rights of all the shareholders who are entitled to exercise their voting rights shall be present. | (3) |
| (Term of office of Statutory Auditors)<br>Article 28 The term of office of a Statutory Auditor shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within four (4) years after the assumption of office by the Statutory Auditor.<br>2 The term of office of a Statutory Auditor elected to fill a vacancy shall expire at such time as the term of office of such Statutory Auditor's predecessor would have expired. | (Term of office of Statutory Auditors)<br>Article 31 The term of office of a Statutory Auditor shall expire at the close of the ordinary general meeting of shareholders relating to the last business year that ends within four (4) years after his/her election as the Statutory Auditor.<br>2 The term of office of the Statutory Auditor, who is elected to fill a vacancy of a Statutory Auditor who retired before the expiration of his/her term of office, shall terminate when the term of office of his/her predecessor would have otherwise terminated. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Authority of Board of Statutory Auditors)<br>Article 29 The Board of Statutory Auditors may make decisions on the audit principles for the Company, the methods for the investigation of the status of business affairs and assets of the Company and other matters relating to the performance of the duties of the Statutory Auditors, as well as on such matters as are prescribed by the laws and ordinances or these Articles of Incorporation, provided, however, that such decisions may not preclude the exercise by each Statutory Auditor of its power. | (Deleted) | (3) |
| (Notice for Convening Board of Statutory Auditors' Meeting)<br>Article 30 Notice for convening a meeting of the Board of Statutory Auditors shall be sent at least two (2) days prior to the date set for such meeting, provided that in case of an emergency, such period may be shortened.<br>2 A meeting of Board of Statutory Auditors may be held without any procedures for convening such meeting, if all Statutory Auditors so agree. | (Notice for Convening Board of Statutory Auditors' Meeting)<br>Article 32 (Unchanged)<br>2 (Unchanged) | |
| (Regulations of Board of Statutory Auditors)<br>Article 31 The Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be prescribed by the Board of Statutory Auditors, as well as by these Articles of Incorporation. | (Regulations of Board of Statutory Auditors)<br>Article 33 (Unchanged) | |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Full-time Statutory Auditors)<br>Article 32 Statutory Auditors shall appoint one (1) or more full-time Statutory Auditors from among them. | (Full-time Statutory Auditors)<br>Article 34 The Board of Statutory Auditors shall, by its resolution, appoint one (1) or more full-time Statutory Auditors. | (3) |
| (Statutory Auditors' Remuneration)<br>Article 33 Statutory Auditors' remuneration shall be determined by a resolution of the general meeting of shareholders. | (Statutory Auditors' Remuneration, etc.)<br>Article 35 Statutory Auditors' remuneration, etc. shall be determined by a resolution of the general meeting of shareholders. | (3) |
| (Release of Liabilities of Statutory Auditors)<br>Article 34 The Company may, by a resolution of the Board of Directors, release Statutory Auditors (including ex-Statutory Auditors) from liabilities for their conduct subject to the limitation set forth in Article 266, Paragraph 12 of the Commercial Code, such Paragraph being applicable mutatis mutandis pursuant to Article 280, Paragraph 1 and Article 266, Paragraph 18 of said Code, so long as they were performing their duties in good faith and without gross negligence. | (Release of Liabilities of Statutory Auditors)<br>Article 36 The Company may, by a resolution of the Board of Directors, release Statutory Auditors (including ex-Statutory Auditors) from liabilities as described in Article 423, Paragraph 1 of the Corporate Law subject to the limitation set forth in Article 426, Paragraph 1 of the Corporate Law, so long as they were performing their duties in good faith and without gross negligence. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Newly added) | (Agreement Limiting Liabilities of Outside Statutory Auditors)<br>Article 37 The Company may enter into an agreement with Outside Statutory Auditors with respect to the liabilities as described in Article 423, Paragraph 1 of the Corporate Law, holding them harmless for damages caused by them in excess of the greater of an amount fixed in advance at not less than five million yen (¥5,000,000) or the amount set forth in Article 427, Paragraph 1 of the Corporate Law, so long as they were performing their duties in good faith and without gross negligence. | (1)(iv) |
| (Closing of Accounts)<br>Article 35 The date of the closing of the accounts of the Company shall be March 31 of each year. | (Business Year)<br>Article 38 The business year of the Company shall be one (1) year from April 1 of each year to March 31 of the following year. | (3) |
| (Newly added) | (Decision Making Body on Matters Related to the Payment of Dividends and Other Dispositions from Retained Earnings)<br>Article 39 The dividends to be paid out of retained earnings and other matters set forth in Article 459, each of Items of Paragraph 1 of the Corporate Law, may be determined by a resolution of the Board of Directors, unless otherwise stipulated in laws or ordinances. | (1)(v) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Payment of Dividends)<br><br>Article 36 Dividends to the shareholders of the Company shall be paid in accordance with the final register of shareholders as of the date of the closing of accounts each year. | (Record date for the Payment of Dividends)<br>Article 40 The record date for the payment of dividends shall be March 31 and September 30 of each year.<br><br>2 In addition to the preceding paragraph, the Company may set another record date(s) for the payment of dividends out of retained earnings. | (3) |
| (Interim Dividends)<br>Article 37 The Company may, by a resolution of the Board of Directors, make a cash distribution under the provisions of Article 293-5 of the Commercial Code to the shareholders or registered pledgees noted or recorded on the final register of shareholders as of September 30 each year. | (Deleted) | (1)(v) |
| (Limitation Period for Dividend, etc.)<br>Article 38 The Company shall be relieved of its obligation to pay any dividend to the shareholders or to make any cash distribution under the preceding Article upon expiration of three (3) full years from the date of tender of such payment. | (Limitation Period for Dividend)<br>Article 41 The Company shall be relieved of its obligation to pay dividends upon expiration of three (3) full years from the date of tender of such payment, provided that such payment is proposed to be made in cash. | (3) |

**(Schedule)**

Date of shareholders meeting for amendment of the Articles of Incorporation:

May 27, 2006 (Tuesday)

Effective date for amendment of the Articles of Incorporation:

May 27, 2006 (Tuesday)

File No.82-34805

Exhibit 6

June 1 2006

Japan Energy Corporation
Mitsubishi Chemical Corporation
Mitsubishi Corporation

**Joint Venture of Petrochemical Products by three Companies**

1. JAPAN ENERGY CORPORATION (Headquarters: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter "JAPAN ENERGY ") and Mitsubishi Chemical Corporation (Headquarters: Shiba 5-chome, Minato-ku, Tokyo; President: Ryuichi Tomizawa; hereafter "Mitsubishi Chemical ") had agreed last November on construction of new facilities for producing petrochemical products and operating the joint venture. Mitsubishi Corporation (Headquarters: Marunouchi 2-chome, Chiyoda-ku, Tokyo; President: Yorihiko Kojima) has decided to join the project, and the company established this January by JAPAN ENERGY as a promotion entity will be altered to the joint venture invested by the three companies.

2. Outline of the joint venture is as follows:
   (1) Company name: Kashima Aromatics Co., Ltd.
   (2) Headquarters: Toranomon 2-chome, Minato-ku, Tokyo
   (3) President: Yukio Uchida
   (4) Capital: 10 billion yen
   (5) Capital contribution: JAPAN ENERGY 80%, Mitsubishi Chemical 10%, Mitsubishi Corporation 10%
   (6) Start of operation: January 2008
   (7) Business line: Production and sales of paraxylene, benzene and light naphtha
   (8) Sales: 120 billion yen per annum
   (9) Number of employees: not determined

3. Constructing new facilities for producing aromatic chemical products and light naphtha from imported condensate, a by-product of natural gas, JAPAN ENERGY acquires aromatic products and Mitsubishi Chemical acquires light naphtha respectively. Mitsubishi Corporation cooperates in procurement of condensate and sales of aromatic products.

4. The operation is entirely entrusted to Kashima Oil, which will contribute to strengthening the competitiveness of joint venture through optimizing the operation with the existing facilities operation.

**<Reference>**

Outline of facilities

(1) Location; Kashima Oil Refinery, Kashima Oil Co., Ltd.

(2) Main production facilities: Paraxylene-making facility (420,000 tons/year), CCR reformer (20,000 barrels/day), condensate splitter (60,000 barrels/day), etc.

(3) Main products: Paraxylene (about 420,000 tons/year), benzene (about 190,000 tons/year), light naphtha (about 850,000 kiloliters/year), etc.

(4) Start of construction: September 2006 (Start of operation: January 2008)

(5) Capital investment: Approximately 70 billion yen



**Kashima Oil Refinery, Kashima Oil Co., Ltd.**

File No.82-34805

Exhibit 7

THE FOLLOWING IS AN UNOFFICIAL TRANSLATION OF THE JAPANESE LANGUAGE ORIGINAL VERSION, AND IS PROVIDED FOR YOUR CONVENIENCE ONLY, WITHOUT ANY WARRANTY AS TO ITS ACCURACY OR AS TO THE COMPLETENESS OF THE INFORMATION. THE JAPANESE ORIGINAL VERSION OF THE NOTICE IS THE SOLE OFFICIAL VERSION. IN THE EVENT OF ANY DISCREPANCY BETWEEN THE JAPANESE ORIGINAL VERSION AND THE ENGLISH TRANSLATION, THE JAPANESE ORIGINAL VERSION SHALL PREVAIL AND THE COMPANY SHALL BEAR NO RESPONSIBILITY FOR THE DISCREPANCY AND RESULTS THEREFROM.

June 5, 2006

Nippon Mining Holdings, Inc.
2-10-1 Toranomon, Minato-ku, Tokyo,
105-0001 Japan
Yasuyuki Shimizu,
President and Representative Director

# Notice of the 4th Annual General Meeting of Shareholders

To the shareholders of Nippon Mining Holdings, Inc. (the "Company")

You are cordially invited to attend the 4th Annual General Meeting of Shareholders of the Company to be held as scheduled below:

Shareholders who are unable to attend the shareholders meeting are able to exercise their voting rights by means of either of the following methods, and are kindly requested to exercise their voting rights on or before 5 p.m., Monday, June 26, 2006, after examining the attached Reference Documents for the Exercise of Voting Rights.

【Voting by mail】
Please indicate your approval or disapproval of each of the proposals in the enclosed Voting Card and return it by mail so that it will be received by the Company on or before the deadline for exercising voting rights as stated above.

【Voting via the Internet】
Please access the web site specified by the Company (http://www.web54.net) for the purpose of exercising voting rights, and follow the guidance on the page to enter your approval or disapproval of each of the proposals, by using "voting code" and "password" provided in the enclosed Voting Card.

Shareholders are kindly advised to read the enclosed "Guidance for the Exercise of Voting Rights via the Internet" before exercising their voting rights via the Internet.

1. **Date and time** 10 a.m. Tuesday, June 27, 2006

2. **Venue** Nissho Hall, 2nd floor, Nippon Shobo Kaikan
2-9-16, Toranomon, Minato-ku, Tokyo

3. **Meeting Agenda**

**REPORTS TO BE PRESENTED:**

1. The business report, consolidated balance sheet and consolidated statement of operations for the 4th business term ended March 31, 2006 (from April 1, 2005 to March 31, 2006), and the reports from the accounting audit firm and the Board of Statutory Auditors on the results of their audit of the consolidated financial statements.
2. The non-consolidated balance sheet and statement of operations for the 4th business term ended March 31, 2006 (from April 1, 2005 to March 31, 2006).

**PROPOSALS TO BE ACTED UPON:**

Item 1: Approval of proposed appropriation of retained earnings for the 4th business term ended March 31, 2006 (from April 1, 2005 to March 31, 2006).

Item 2: Partial amendment of the Articles of Incorporation.

Item 3: Election of ten (10) Directors.

Item 4: Election of two (2) Statutory Auditors.

Item 5: Change to the amount of Directors' compensation and determination of Directors' compensation in the form of stock acquisition rights as stock options.

Item 6: Payment of retirement allowance to retiring Statutory Auditors.

**4. Matters Determined by the Board of Directors in relation to the Convocation of the Annual General Meeting of Shareholders**

(1) In case a vote is exercised both via the Internet and by mail, only the vote exercised via the Internet shall be recognized as valid. In case a vote is exercised more than once via the Internet, the last vote shall be recognized as valid.

(2) A shareholder of the Company may exercise his/her voting rights by using a proxy who shall be another shareholder who has voting rights in the Company. The proxy of the shareholder is requested to present a document evidencing the authority of a proxy at the reception desk at the venue of the meeting.

(3) A shareholder who chooses to split his/her vote on any of the proposals is requested to notify the Company in writing of his/her intention to cast a split vote and the reason therefore by no later than three (3) calendar days prior to the meeting (Friday, June 23, 2006).

---

1. If you attend the meeting in person, please present the enclosed Voting Card at the reception desk at the venue of the meeting.
2. Corrections, if any, to the business report, consolidated balance sheet, consolidated statement of operations, non-consolidated balance sheet, non-consolidated statement of operations, or the Reference Documents for the Exercise of Voting Rights shall be posted on the Company's web site (http://www.shnniikko-hd.co.jp/).

(Attached Documents)

# Business Report

**(From April 1, 2005 to March 31, 2006)**

## 1. Overview of Operations

### (1) Group Business Overview and Performance

#### a. Group Overview

Nippon Mining Holdings, Inc. as the holding company of the Nippon Mining Holdings Group, manages the Group as an integrated "resources and energy" group with core businesses in petroleum, resources and non-ferrous metals, electronic materials and metal fabrication.

In light of changes in the operating environment, three core metals-related businesses of the Group, namely Nippon Mining and Metals Co., Ltd., Nikko Materials Co., Ltd. and Nikko Metal Manufacturing Co., Ltd. were merged to form a newly integrated company, Nippon Mining & Metals Co., Ltd., in order to create a framework for vertically integrated group operations including resource development, refining, electronic materials and metal fabrication. As a result, the Nippon Mining Holdings Group has positioned Japan Energy Corporation's petroleum business and the merged Nippon Mining & Metals Co., Ltd.'s metals business as the two core businesses of the Group, and is working to enhance corporate value as an integrated Group through the pursuit of greater operational efficiency and optimal allocation of management resources in an effort to establish industry-leading competitiveness and earnings power in each industry.

Moreover, the Nippon Mining Holdings Group last December celebrated the 100 year anniversary of the Hitachi mine in Ibaraki prefecture. Honoring the tradition and the responsibility of 100 years of history, the Group continues to push the envelope of its efforts to create a corporate group that earns the trust of not only its shareholders, but the broader society as well in the pursuit of the next leap forward.

#### b. Overview of Group Businesses

**General**

For the fiscal year under review, Japan's economy remained on a steady recovery path on the back of an improvement in corporate earnings supported by increasing capital expenditures, favorable export growth and recovery in production. While the Yen's exchange rate against the U.S. dollar appreciated to as high as ¥104 in May of last year, it thereafter began to depreciate to approximately ¥117 by the end of the fiscal year, resulting in an average rate for the fiscal year of ¥113 compared to approximately ¥108 per U.S. dollar in the previous fiscal year. Crude oil prices, supported by strong oil demand globally and growing concern regarding supply capacity given a decline in remaining crude oil production capacity of OPEC, continued to trend at a high plateau throughout the period, recording new historical highs due to the impact of the large hurricanes in the U.S.. In terms of Dubai crude oil, prices at the beginning of the fiscal year were at the $48/barrel level and appreciated to approximately $60/barrel by the end of the period, for an average for the fiscal year of approximately $54/barrel, compared to an average of approximately $36/barrel for the previous fiscal year. International prices of copper also trended significantly higher on continued new historical highs reflecting strong demand centering on the Asia region. LME (London Metal Exchange) prices at the end of the fiscal year reached approximately 251 cents per pound, while the average price for the fiscal year was approximately 186 cents per pound versus an average of approximately 136 cents per pound for the previous fiscal year.

Given the favorable business environment, the Group worked to further improve the Company and the Group's businesses, while at the same time moving to solve issues that needed to be addressed, such as the withdrawal from the zinc business including the closure of the Toyoha Mine (Hokkaido) and the closure of a U.S. electro-deposited copper foil plant. In terms of financial performance for the period under review, consolidated net sales increased 20.9% to ¥3,026,262 million, and income before special items increased 27.5%to ¥188,722 million. Moreover, excluding the impact on earnings from inventory valuations due to higher crude oil prices, income before special items for the period was ¥130,785 million. Net income for the period, reflecting losses associated with the closure of the U.S. electro-deposited copper foil plant and impairment losses recorded for fixed assets, increased 91.6% to ¥96,905 million.

Regarding dividends to shareholders at the end of the period, the Group plans to pay a dividend of ¥15 per share, including a ¥3 per share dividend commemorating the Group's 100th anniversary.

**Petroleum (Japan Energy Group)**

Sales volumes of gasoline, naphtha, kerosene, gas oil, heavy oil and other fuel oil were essentially flat with the previous fiscal year at 29.91 million kiloliters, while product prices rose reflecting the persistently high level of crude oil prices. Although sales volumes of petrochemical products including aroma products (aromatic type hydrocarbons) such as benzene, paraxylene declined, product prices rose. Sales volumes of LP Gas also declined while prices rose. On the other hand, lubricating oil recorded increases in both sales volumes and prices.

Given the above, consolidated sales for the petroleum business as a whole rose 21.4% to ¥2,412,071 million, while income before special items increased 12.8% year-on-year to ¥99,044 million reflecting the positive impact of inventory valuations caused by the rise in crude oil prices.

In the petroleum refining division, while priority was given to safety and environmental protection at the Group's Mizushima Oil Refinery (Okayama Prefecture), Chita Oil Refinery (Aichi Prefecture) and Kashima Oil Refinery (Ibaraki Prefecture), highly efficient operations were maintained. In order to proactively respond to environmental issues, in April of last year, the Group began the sale of sulfur-free regular gasoline and gas oil (with sulfur content below 10ppm), produced at the Mizushima Oil Refinery and the Kashima Oil Refinery through JOMO stations nationwide. In addition, new gasoline desulfurization equipment was installed last June at the Mizushima Oil Refinery to produce sulfur-free gasoline, which is operating in good order. Furthermore, the Group signed a comprehensive agreement with Mitsubishi Chemical Corporation in the oil refining and petrochemical business fields last November in order to strengthen the international competitiveness of the Kashima Complex. Under the agreement, new facilities will be built to produce aroma products, light naphtha and other products using condensates. Based on this new capacity, the Group is working to further expand the high value-added aroma products business. In addition, "Kashima Aromatics Co., Ltd." was established in January of this year as the main corporate entity for this project.

In the petroleum marketing division, the Group is working to provide products and services that ensure customer satisfaction through 3,833 JOMO stations (as of the end of March of this year) located nationwide, while at the same time implementing various policies to strengthen cost competitiveness and marketing strength with these JOMO stations as the comprehensive base for automobile-related products and services. One example of this is the goal of instilling a sense of "heartfelt services" in all employees, from JOMO station attendants to top management, and to implement "CS (customer satisfaction)-based management", while at the same time promoting the development of "Value Style Stations" based on the fundamental philosophy of creating "stations supported by customers". As of the end of March, there were 534 self-service stations.

In the resource development division, the Group is developing oil and natural gas resources in the Middle East, China, Southeast Asian and Oceania regions in addition to Japan in collaboration with other companies in the industry, and both production and operations were implemented favorably during the fiscal year under review.

**Resources and Non-ferrous Metals (Nippon Mining & Metals Group)**

While refined copper demand remained firm as a whole, production at the Saganoseki Smelter and Refinery (Oita Prefecture) was lower because of construction to upgrade refining processes, and sales volumes were slightly lower than the previous fiscal year. On the other hand, product prices were significantly higher reflecting sharp gains in international market prices. Ore purchasing conditions improved reflecting weaker supply-demand in the first half of the fiscal year. Gold sales volumes were flat with the previous fiscal year, while silver sales volumes increased slightly over the previous fiscal year.

Given the above, consolidated net sales for the resources and non-ferrous metals business grew 27.8% to ¥484,150 million, while income before special items surged 51.4% to ¥70,281 million reflecting rising metals prices with strong demand, an improvement in both sales conditions and ore purchasing conditions, and a significantly higher contribution from the equity in the investment in the Chile copper mining companies and the copper smelting company in South Korea.

In the copper business, Nippon Mining and Metals Co., Ltd. is promoting a comprehensive business alliance with Mitsui Mining and Smelting Co., Ltd., mainly through a joint venture between the two companies called Pan Pacific Copper Co., Ltd (PPC) . While PPC has heretofore conducted integrated operations including the purchase of copper ore, outsourcing of refining to its parent companies, and the marketing of finished products, the refining function of the two parent companies was combined into PPC in April of this year. With the transfer of the stock held by Nippon Mining & Metals in Nikko Smelting and Refining Co., Ltd. , which succeeded to the operation of Saganoseki Smelter and Refinery and Hitachi Refining Works, and the stock held by Mitsui Mining and Smelting Co., Ltd. in Hibi Joint Refining Co., Ltd. (based in Tokyo, 63.5% of outstanding shares), PPC will be able to create a completely integrated operating structure including production in an effort to further strengthen competitiveness.

In addition, PPC signed an agreement with Regalito Copper Corp. in March to acquire through a friendly takeover bid all of the outstanding shares of the Canadian corporation, which owns the rights to the Regalito Copper Property in Chile. In May Regalito Copper Corp. successfully became its subsidiary through the takeover procedure. Hereafter, PPC will create a development plan and conduct an economic feasibility study in an effort to create an integrated production platform that encompasses mining and production of electrolytic copper and copper products utilizing SX/EW technology (solvent extraction/electrowinning.)

The Saganoseki Smelter and Refinery is expanding capacity in order to assure production volumes in response to decreasing copper grades and fluctuations in ore composition, and is converting the electrolytic process to the one based on the permanent cathode method. Operations at both LS-Nikko Copper Inc. (a South Korean corporation) and Changzhou Jinyuan Copper Co., Ltd. (a Chinese corporation) continue to run smoothly. The Company increased its ownership of Changzhou Jinyuan Copper Co., Ltd. to 58% and converted it into a consolidated subsidiary by acquiring additional shares from Mitsui & Co., Ltd. this March. Orderly operations continue at the Los Pelambres, Collahuasi and Escondida mines in Chile in which the Group has an investment, and rising metal prices are producing high earnings.

Nikko Environmental Services Co., Ltd. (Ibaraki Prefecture), Tomakomai Chemical Co., Ltd. (Hokkaido), Nikko Mikkaichi Recycling Co., Ltd. (Toyama Prefecture) and Nikko Tsuruga Recycling Co., Ltd. (Fukui) which are involved in the pre-processing of recyclable resources and industrial waste disposal businesses all continue to see smooth operations.

As scheduled, the Toyoha Mine Co. Ltd. (Hokkaido) ceased operations as of March of this year due to depleted ore reserves. In addition, Nippon Mining & Metals withdrew from the zinc business at the end of March of this year due to tight market conditions for zinc ore and the cessation of supply from its major supply source which was Toyoha Mine Co., Ltd.

**Electronic Materials (Nikko Materials Group)**

Treated rolled copper foil and thin film materials (target materials for semiconductors and FPD (flat panel displays)) saw increased sales volumes on progress in inventory reductions for major demand segments and a recovery in demand for final products such as flat panel TVs, mobile phones and PCs, while product prices largely trended flat compared to the previous fiscal year. On the other hand, electro-deposited copper foil sales volumes declined, due to weak demand in the European and U.S. markets and intensified price competition in Southeast Asian low-end markets , while average product prices rose.

As a result of these trends, consolidated net sales for the electronic materials business rose 19.5% to ¥106,322 million, while income before special items increased 25% year-on-year to ¥9,649 million, mainly on improved pricing for electro-deposited copper foil, sales volume increases for products such as treated rolled copper foil and thin film materials, and inventory valuation gains.

Regarding the treated rolled copper foil business, given the move toward lighter and more compact electronic equipment and the trend toward multifunctional mobile phones as well as global market expansion, the Group forecasts a significant increase in demand going forward. As a result, surface finishing and processing capacity was expanded at the

Shirogane plant (Ibaraki Prefecture) and the new capacity is operating smoothly.

Regarding the electro-deposited copper foil business, production within the U.S. was discontinued with the closure of the local plant in April of this year due to continued weak business performance. Going forward, we will be working to strengthen the competitiveness of the business with efforts to further improve productivity at electro-deposited copper foil plants in Japan, Germany and the Philippines.

Given strong final product demand in addition to the sharp increase in demand brought about by the shift in preference to larger panels, production capacity was expanded for ITO sputtering target, which is a thin film forming material for FPD, at the Isohara (Ibaraki Prefecture) plant and at Nikko Materials Korea Co., Ltd. incorporated in Korea.

**Metal Fabrication (Nikko Metal Manufacturing Group)**

With the Kurami plant (Kanagawa Prefecture) as the domestic production base, the precision rolling business that consists of rolled copper and special steel products saw continued production adjustments in the first half of the fiscal year due to excess inventories of IT-related products. In the second half, increasing demand mainly for mobile phones and PCs supported sales volume growth of high value-added rolled copper and special steel products, while special steel products such as Braun tube related materials for TVs and PC monitors continued weak throughout the year due to the conversion to LCDs. The precision processing business, whose domestic production base is Fuji Electronics Co., Ltd. (Ibaraki Prefecture), saw sales volume growth in the surface treatment business such as gold plating used in connectors and automobile components, while sales volumes in the precision pressed fabrication business were lower for Braun tube components.

As a result, consolidated net sales for the metal fabrication business increasesd by 2.2% to ¥55,536 million, while income before special items declined 25.6% to ¥6,376 million, mainly owing to weak sales of Braun tube related products.

At the Kurami plant, construction of expanded special copper molten casting facilities was completed last November and is operating smoothly. In the precision processing business, Fuji Electronics Co., Ltd. completed expansion of surface treatment capacity at its Hitachi Plant this January, while Nikko-Fuji Precision (Wuxi) Co., Ltd. (a Chinese company) was established in February with the aim of developing the surface treatment business in China. Going forward, the Group intends to expand investments in new production capacity in domestic and overseas locations in response to growing demand. In addition to precision pressed products, Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd. (a Chinese company) began the manufacture and sale of precision rolled products in January.

**Other Operations (Independent Operating Companies and Functional Support Companies)**

Consolidated net sales from other operations increased 36.6% to ¥25,786 million, while income before special items was ¥2,812 million.

Central Computer Services Co., Ltd. (information services business) and other independent operating companies are working to expand their base of operations and improve profitability.

For funds procurement, administrative services, environmental management, research, consulting, materials procurement and other functions shared within the Group, functional support is provided by such companies as Nippon Mining Finance Co., Ltd., and these companies are working to make operations more efficient.

**Segment Information**

Fiscal 2005 (April 1, 2005 to March 31, 2006) (Millions of Yen)

| | Petroleum | Resources and Non-ferrous Metals | Electronic Materials | Metal Fabrication | Other Operations | Total | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|---|---|
| Sales | 2,412,071 | 484,150 | 106,322 | 55,536 | 25,786 | 3,083,865 | (57,603) | 3,026,262 |
| Operating Income (Loss) | 98,774 | 26,821 | 11,192 | 6,145 | 1,421 | 144,353 | 95 | 144,448 |
| Income (Loss) before Special Items | 99,044 | 70,281 | 9,649 | 6,376 | 2,812 | 188,162 | 560 | 188,722 |

(Note) The major products of each business are as follows.

Petroleum: Gasoline, naphtha, kerosene, gas oil, heavy oil, petrochemicals, liquefied petroleum gas, lubricating oil

Resources and Non-ferrous Metals: Resource development, copper, gold, silver, zinc, sulfuric acid

Electronic Materials: Copper foil, sputtering targets, compound semiconductor materials

Metal Fabrication: Precision rolled products (rolled copper products, special steel products), precision processing products

Other Operations: Information services, common group administrative activities such as fund procurement, etc.

Fiscal 2004 (April 1, 2004 to March 31, 2005) (Millions of Yen)

| | Petroleum | Resources and Non-ferrous Metals | Electronic Materials | Metal Fabrication | Other Operations | Total | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|---|---|
| Sales | 1,986,357 | 378,721 | 88,981 | 54,318 | 40,676 | 2,549,053 | (46,515) | 2,502,538 |
| Operating Income (Loss) | 92,312 | 16,675 | 10,022 | 8,622 | (2,494) | 125,137 | 471 | 125,608 |
| Income (Loss) before Special Items | 87,837 | 46,431 | 7,721 | 8,566 | (2,047) | 148,508 | (453) | 148,055 |

**(2) Management Issues to be Addressed**

Since its founding in September 2002, the management priorities of the Nippon Mining Holdings Group have been "to shift from volume to quality" and to "emphasize profitability" in implementing initiatives to continuously enhance corporate value such as the reform of existing businesses and improving financial structure. As a result, given the improvement in business environment and business performance, the Group has worked for the resolution of unresolved management issues, and some tangible results have already been seen in terms of early recovery of investments and improvement in financial structure. For the period under review, income before special items was ¥188.7 billion, the income before special items to total sales ratio was 6.2%, shareholders' equity ratio was 25.1%, the debt/equity ratio (D/E ratio) was 1.46 X. As a result, management targets of a income before special items to total sales ratio of 5%, shareholders' equity ratio of 25% and a debt/equity ratio of 1.6X were successfully achieved.

While domestic and external political and economic conditions contain uncertainties, the Group foresees continued high levels of resource and energy prices going forward, supported by economic growth and a full-fledged shift to market economies in the BRICs nations. Given the structural changes in the business environment centering on basic material industries, the Nippon Mining Holdings Group, based on a management policy of "achieving further improvement in financial structure while pivoting toward a growth strategy based on future development and growth goals", has created a new medium-term management plan for the Group that covers the period between fiscal 2006 and fiscal 2008. The main points of the Plan are threefold, (1) a clearly drawn and aggressively implemented growth strategy, (2) pursuit of profit growth and the achievement of consolidated income before special items of ¥160 billion (excluding inventory evaluations) in fiscal 2008, and (3) further expansion of shareholders' equity; in order for the Group to become a blue-chip company in terms of financial health and to achieve an A-ranked corporate bond credit rating.

By achieving the earnings planned in this medium-term management plan and implementing growth strategy-oriented investments, the Group is targeting consolidated income before special items of ¥200 billion, a shareholders' equity ratio of 40%, and a D/E ratio of under 1.0X by fiscal 2010. In addition, in "distributed energy", "environment, recycling" and "automobile related" businesses, which have a close relationship and synergy with the Group's businesses, the Group intends to strengthen efforts aimed at technology and business development that will sustain future growth and expansion.

In pursuit of the above, the Nippon Mining Holdings Group will endeavor to implement thorough safety management and compliance, while proactively addressing global environmental issues in seeking to provide a stable and efficient supply of resources and energy as the Group contributes to the development of society.

The main priorities for core businesses under the new medium-term management plan are as follows. In addition, as Nippon Mining & Metals Co., Ltd. was created this April by integrating three core operating companies, important management issues for the metals business are discussed within the framework of the new management structure.

**Petroleum (Japan Energy Group)**

In the petroleum business, the Group is aiming for industry-leading profit margins, and is implementing various management policies that are focused on "pursuit of growth strategy and cost efficiency".

In the refining division, new aroma production facilities are planned for the Kashima Oil Refinery, and construction is scheduled to begin from this September. The Group will be making every effort to establish expanded production as soon as possible. In addition, the Group will endeavor to consistently enhance competitiveness by expanding the heavy oil cracking capacity at the Mizushima Refinery, which enables it to utilize cheaper crude oil and cope with the trend toward complete elimination of C-heavy oil production ("bottomless" production system). Moreover, the approximate 4.5 million kiloliters per annum of oil products supplied by Fuji Oil Co., Ltd. that heretofore has accounted for just under 20% of total petroleum product sales volume, has been reduced to approximately one-third from April of this year. The Group will be working to increase production at Mizushima and Kashima refineries and purchase from the outher sources to offset the reduced supply by Fuji Oil Co., Ltd.

In the marketing division, the Group is working to permeate the "CS Management" initiative that began on a full scale from this year, and through the development of "Value Style Stations" and an expansion of self-service stations, to strengthen competitiveness by fortifying and upgrading its core service station network.

In the business development division, the Group is promoting business development that leverages its accumulated knowledge and experience, and in particular is studying the commercialization of fuel cell system, soil purification and waste plastic recycling.

In the resource development division of the Group, there are expectations for significant profits in upstream operations, given the continued high level of crude oil prices, but as the business risk is quite high, the Group will continue to concentrate investments in existing projects in the Middle East, China, Southeast Asia and Oceania, and by developing large scale projects domestically for the long term, aims to further expand scale.

As part of our environmental activities, and in accordance with our CSR philosophy, the Group will seek to purchase carbon dioxide emission rights, while at the same time continuing our day-to-day efforts to conserve energy.

**Metals (Nippon Mining & Metals Group)**

This April, Nippon Mining & Metals Co., Ltd was launched from the integration of three core metals-related businesses of the Nippon Mining Holdings Group. With a vertically integrated non-ferrous metals operations that span resource development to refining, electronic materials and metal fabrication, the new company, through the promotion of a dynamic business strategy from a global standpoint and through the pursuit of technological and marketing synergies, aims to become an international blue-chip company that is on par with the world's non-ferrous metal majors.

**Resources and Metals**

In the copper business, through the axis of the collaboration with Mitsui Mining and Smelting and LS-Nikko Copper Inc., the Group has built a world-class copper producer alliance in terms of both quality and volume, and is promoting global business development as it works to establish a vertically integrated business structure that encompasses mine development, production and sales. In resource development, in addition to investing in high quality mines with the aim of securing stable procurement of copper refining materials and investment returns, the Group is actively promoting integrated mine development projects that span from ore mining to hydro-metallurgical smelting. As an example of these efforts, we aim to develop the Regalito Copper Property in Chile. In domestic refining, we are working to expand refining capacity and strengthen competitiveness under the integrated management of Pan Pacific Copper Co. Ltd.

In the recycling and environmental services business, the Group is working to expand and strengthen the business base by expanding the collection of precious metal scrap and establishing a system to receive it, as well as by expanding facilities at the Group's environmental business-related companies.

In terms of technology development, the Group continues to work to commercialize new hydro-metallurgical process for copper refining, and is actively promoting a bio mining technology project using micro organisms in collaboration with Corporación Nacional del Cobre (Codelco), Chile's government-owned copper company.

**Electronic Materials**

In treated rolled copper foil and target materials where high growth is expected over the medium to long term, the Group intends to expand production capacity in response to demand in order to strengthen its position as the first vender, and is working to expand the earnings base of the business. In electro-deposited copper foil, the Group is working to strengthen the collaboration between domestic and overseas production and sales bases, and is endeavoring to further improve productivity in order to enhance earnings.

Regarding double layer board plating (product name Maqinus) for surface mounted semiconductor film (chip-on-film), the Group is developing products for full-fledged commercialization of the business. Construction of mass production facilities at the Shirogane plant is proceeding as originally planned, and operations are scheduled to begin scaling up from April onward.

In terms technology development, the Group is conducting new products and technologies for the next generation of electronic materials, including magnetic target material for vertical magnetic recording-type hard disks, highly functional targets for next-generation semiconductors, large single crystal technology for compound semiconductor materials, and nano-plating materials for semiconductor circuit miniaturization.

**Metal Manufacturing**

In the precision rolling business, the Group continues to strategically specialize in high value-added products and is working to further strengthen the earnings base. At the Kurami plant, wide diameter copper foil rolling and special copper alloy melting and casting production capacity has been expanded to increase production of mainline rolled copper foil in response to expanding demand and in order to more quickly respond to user needs.

In precision processing, Fuji Electronics Co., Ltd. has expanded its surface processing capacity and connector-related businesses mainly for automobile applications, while the Braun tube related product business has been concentrated in China production bases, and the magnesium alloy molding business is being expanded.

In terms of technology development, the Group is focusing on the development of high performance alloys by innovation of process control.

In addition, regarding expanding East Asia markets centering on China, the Group is actively seeking to expand its business centering on Group companies established in the respective regions as production and sales bases.

### (3) Group Fund Procurement

The Nippon Mining Holdings Group's funding needs during the fiscal year under review were provided by internal cash flows, bank borrowing and commercial paper, and no funds were procured through the issuance of corporate bonds or other means.

From the year under review, the long-term funding needs of the Group companies are supplied by direct borrowings of the Company, the proceeds of which are allocated through Nippon Mining Finance Co., Ltd. to the respective Group companies (including the Company).

### (4) Group Capital Expenditures

Capital Expenditures by Segment in FY2005 (Millions of Yen)

| | Petroleum | Resources and Non-ferrous Metals | Electronic Materials | Metal Fabrication | Other Operations | Total | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|---|---|
| Capital Expenditures | 34,758 | 11,157 | 5,994 | 4,809 | 446 | 57,524 | 145 | 57,669 |

In the petroleum business (Japan Energy Group) capital expenditures were mainly for petrochemical production capacity expansion, renewal of refining facilities and new and upgraded service stations.

In the resources and non-ferrous metals (Nippon Mining & Metals Group), capital expenditures were focused on production capacity expansion for electrolytic copper production and product quality improvements at Saganoseki Smelter and Refinery, and smelting facility renewal.

Capital expenditures in electronic materials (Nikko Materials Group) were concentrated on the expansion of production capacity to respond to increased demand, as well as on new product production facilities.

Capital expenditures related to metal fabrication business (Nikko Metal Manufacturing Group) were mainly for increased production capacity of high performance products, and the establishment of China production bases.

**(5) Trends in Group Operating Results and Financial Condition**

The trend in the Group's consolidated business performance and financial condition for the past three fiscal years is as follows.

**a. Trends in Consolidated Business Results and Financial Condition**

| Account | Fiscal 2002 | Fiscal 2003 | Fiscal 2004 | Fiscal 2005 |
|---|---|---|---|---|
| Sales (¥ mil.) | 2,163,088 | 2,214,589 | 2,502,538 | 3,026,262 |
| Income before Special Items (¥ mil.) | 36,968 | 53,737 | 148,055 | 188,722 |
| Net Income (¥ mil.) | 3,652 | 14,854 | 50,577 | 96,905 |
| Net Income per Share (¥) | 5.89 | 21.71 | 63.84 | 113.87 |
| Total Assets (¥ mil.) | 1,628,723 | 1,572,529 | 1,580,144 | 1,859,583 |

(Notes)

1. Operating results and financial position for fiscal 2002 are based on the consolidated financial statements of the former Japan Energy Corporation which was made a complete subsidiary through the transfer of shares at the time Nippon Mining Holdings was established.
2. Income before special items for fiscal 2003 rose 45.4% year-on-year, reflecting improved business performance in all four of the Group's core businesses. Net income for the period increased 306.7%, reflecting special losses related to the restructuring of the US electronic materials business and other efforts to strengthen the Group management structure, and special gains from the listing of a US affiliate.
3. Results for fiscal 2004 reflect an improvement in all of the Group's four core businesses, which resulted in a 175.5 % year-on-year increase in income before special items. Net income for the period increased 240.5% year-on-year reflecting impairment losses on fixed assets, losses associated with the discontinuance of operations at a domestic mine, and gains on the sale of investment securities.
4. With regard to fiscal 2005 (the fiscal year under review), please refer to the previously described "(1) Group Business Overview and Performance".

**b. Trends in Non-Consolidated Business Performance and Financial Condition**

| Account | Fiscal 2002 | Fiscal 2003 | Fiscal 2004 | Fiscal 2005 |
|---|---|---|---|---|
| Operating Income (¥ mil.) | 4,938 | 6,949 | 6,819 | 22,089 |
| Income before Special Items (¥ mil.) | 3,591 | 3,509 | 2,057 | 18,414 |
| Net Income (Loss) (¥ mil.) | 3,612 | 4,613 | (30,032) | 25,846 |
| Net Income (Loss) per Share (¥) | 4.26 | 6.01 | (38.07) | 30.30 |
| Total Assets (¥ mil.) | 292,637 | 305,806 | 331,653 | 471,851 |

(Notes)

1. The increase in operating revenue in the second reporting period (fiscal 2003) compared to the first reporting period (fiscal 2002) mainly results from the difference of the accounting periods.
2. Net losses recorded in fiscal 2004 is mainly accounted for by the special losses on revaluation of affiliated company shares.
3. Operating income for the fiscal year under review (fiscal 2005) increased over the previous year mainly because of higher dividends received from subsidiaries.

## 2. Overview of the Company

Information provided in this section represents state of the Company as of March 31, 2006 unless otherwise stated.

### (1) Main Businesses of the Group Companies

Petroleum, Resources and Non-ferrous Metals, Electronic Materials, and Metal Fabrication

### (2) Main Offices and Plants of the Group Companies

| Nippon Mining Holdings, Inc. | Head Office (2-10-1, Toranomon, Minato-ku, Tokyo) |
|---|---|
| Petroleum<br>(Japan Energy Group) | Japan Energy Corporation<br>Head Office (Minato-ku, Tokyo), Mizushima Oil Refinery (Kurashiki-shi, Okayama), Chita Oil Refinery (Chita-shi, Aichi), Funakawa Works (Oga-shi, Akita), Sodegaura Lubricants Plant (Sodegaura-shi, Chiba), Petroleum Refining Research & Technology Center・Lubricants Research & Development Center・Bio Research Center (Toda-shi, Saitama), Hokkaido Branch Office (Sapporo-shi, Hokkaido), Tohoku Branch Office (Sendai-shi, Miyagi), Kitakanto Branch Office (Taito-ku, Tokyo), Tokyo Branch Office (Chiyoda-ku, Tokyo), Minamikanto Branch Office (Yokohama-shi, Kanagawa), Chubu Branch Office (Nagoya-shi, Aichi), Kinki Branch Office (Toyonaka-shi, Osaka), Chushikoku Branch Office (Hiroshima-shi, Hiroshima), Kyushu Branch Office (Fukuoka-shi, Fukuoka), Beijing Office (China)<br>Kashima Oil Co., Ltd.<br>Head Office (Minato-ku, Tokyo), Kashima Oil Refinery (Kamisu-shi, Ibaraki)<br>Japan Energy Development Co., Ltd.<br>Head Office (Minato-ku, Tokyo), Nakajo Plant (Tainai-shi, Niigata) |
| Resources and Non-ferrous Metals<br>(Nippon Mining & Metals Group) | Nippon Mining & Metals Co., Ltd.<br>Head Office (Minato-ku, Tokyo), Hitachi Works・Technology Development Center (Hitachi-shi, Ibaraki), Saganoseki Smelter & Refinery (Oita-shi, Oita), Osaka Office (Osaka-shi, Osaka), Nagoya Office (Nagoya-shi, Aichi), Kyushu Sales Office (Kasuya-gun, Fukuoka), Shanghai Office (China), Australia Office (Australia), Chile Office (Chile)<br>Pan Pacific Copper Co., Ltd.<br>Head Office (Minato-ku, Tokyo), Osaka Branch (Osaka-shi, Osaka), Nagoya Branch (Nagoya-shi, Aichi), Fukuoka Branch (Fukuoka-shi, Fukuoka), Chile Office (Chile) |
| Electronic Materials<br>(Nikko Materials Group) | Nikko Materials Co., Ltd.<br>Head Office (Minato-ku, Tokyo), Isohara Plant (Kitaibaraki-shi, Ibaraki), Shirogane Plant (Hitachi-shi, Ibaraki), Toda Plant (Toda-shi, Saitama), Osaka Branch (Osaka-shi, Osaka)<br>Nikko Materials Philippines, Inc. (Philippines) |
| Metal Fabrication<br>(Nikko Metal Manufacturing Group) | Nikko Metal Manufacturing Co., Ltd.<br>Head Office, Kurami Works (Koza-gun, Kanagawa),<br>Kurami Works, Kawasaki Plant (Kawasaki-shi, Kanagawa),<br>Osaka Office (Osaka-shi, Osaka), Nagoya Office (Nagoya-shi, Aichi)<br>Fuji Electronics Co., Ltd.<br>Head Office, Isohara Plant (Kitaibaraki-shi, Ibaraki), Hitachi Plant (Hitachi-shi, Ibaraki) |

Notes:
1. GNF Plant of Nikko Materials Co., Ltd. changed its name to Shirogane Plant in October 2005.
2. Nikko Materials USA, Inc., which has been included in the list of major subsidiaries engaging in

the Group's electronic materials business, has been excluded from the list of major subsidiaries and Nikko Materials Philippines, Inc. is now included instead of the company.

**(3) Stock Information**

a. Number of authorized shares — 3 billion shares
b. Total number of shares issued and outstanding — 848,462,002 shares
c. Total number of shareholders — 91,804 shareholders
d. Major shareholders

| Name of Shareholder | Number of shares of the Company held by the shareholder and percentage of ownership | | Number of shares of the shareholder held by the Company and percentage of ownership | |
|---|---|---|---|---|
| | Number of shares | (%) | Number of shares | (%) |
| Japan Trustee Services Bank, Ltd. (Held in trust account) | 78,314,500 | ( 9.2) | – | (–) |
| The Master Trust Bank of Japan, Ltd. (Held in trust account) | 61,734,000 | ( 7.3) | – | (–) |
| Mizuho Corporate Bank, Ltd. | 22,172,398 | ( 2.6) | – | (–) |
| Teikoku Oil Co., Ltd. | 14,477,993 | ( 1.7) | – | (–) |
| State Street Bank and Trust Company 505103 | 14,198,105 | ( 1.7) | – | (–) |
| Sompo Japan Insurance Inc. | 13,982,400 | ( 1.6) | 1,897,596 | (0.2) |
| Goldman Sachs International | 11,957,134 | ( 1.4) | – | (–) |
| Trust & Custody Services Bank, Ltd. (Held in trust account B) | 10,837,500 | ( 1.3) | – | (–) |
| Trust & Custody Services Bank, Ltd. (Held in securities investment trust account) | 10,581,000 | ( 1.2) | – | (–) |
| Morgan Stanley & Co. International Limited | 10,392,900 | ( 1.2) | – | (–) |

Note: Fuji Oil Co., Ltd, a major shareholder as of the end of the previous fiscal year, sold its entire stake in the Company in February 2006.

**(4) Purchase, Sale and Holding of Treasury Stock of the Company**

a. Purchase
- Common shares — 150,035 shares
- Total cost of purchase — ¥113,758,000

b. Sale
- Common shares — 5,967 shares
- Total proceeds of sale — ¥4,338,000

c. Number of treasury stock held at the end of the reporting period
- Common shares — 744,115 shares

### (5) Employees of the Group Companies

a. Number of Employees of the Group Companies

| Segment | Number of Employees | YoY Change |
|---|---|---|
| Petroleum (Japan Energy Group) | 4,225 | +45 |
| Resources and Non-ferrous Metals (Nippon Mining & Metals Group) | 1,553 | +106 |
| Electronic Materials (Nikko Materials Group) | 1,373 | -139 |
| Metal Fabrication (Nikko Metal Manufacturing Group) | 1,422 | +261 |
| Other (Independent Operating Companies and Functional Support Companies) | 1,006 | +32 |
| Total | 9,579 | +305 |

Notes: 1. The Company's employees are included in the "Other (Independent Operating Companies and Functional Support Companies)".

2. The increase in the number of employees in the "Metal Fabrication (Nikko Metal Manufacturing Group)" reflects that Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd. has become the Group's subsidiary.

3. Contract and temporary employees are not included in the numbers of employees listed above.

b. Number of Employees of Nippon Mining Holdings, Inc.

| Number of Employees | YoY change | Average Years of Age | Average Service Years |
|---|---|---|---|
| 55 | + 16 | 43.7 | 21.0 years |

Notes: 1. The average service years of the Company's employees includes their service years formerly spent at the core Group companies before they were transferred to the Company.

2. The number of employees provided above does not include nine (9) contract and temporary employees.

### (6) Major Subsidiaries and Other Significant Business Combinations

a. Major Subsidiaries

| Name of company | Capital | The Company's ownership in the subsidiary | Main businesses |
|---|---|---|---|
| Japan Energy Corporation | ¥35,000 million | 100 % | Production and sale of petroleum products. |
| Nippon Mining & Metals Co., Ltd. | ¥26,997 million | 100 % | Production and sale of non-ferrous metal products. |
| Nikko Materials Co., Ltd. | ¥14,000 million | 100 % | Production and sale of electro-deposited copper foils, treated rolled copper foils, thin-film forming materials, compound semiconductor materials, etc. |
| Nikko Metal Manufacturing Co., Ltd. | ¥8,000 million | 100 % | Production and sale of precision rolled products. |
| Kashima Oil Co., Ltd. | ¥20,000 million | 70.7 % | Production and sale of petroleum products. |
| JOMO-NET Minamikanto Co., Ltd. | ¥100 million | 100 % | Sale of petroleum products |
| Japan Energy Development Co., Ltd. | ¥4,980 million | 100 % | Exploration, production and sale of petroleum and natural gas. |
| Pan Pacific Copper Co., Ltd. | ¥3,450 million | 66.0 % | Production and sale of non-ferrous metal products. |
| Nippon Mining of Netherlands B.V. | EUR 10,117,000 | 100 % | Investment in and lending to Collahuasi Mine and Los Pelambres Mine. |
| Nikko Shoji Co., Ltd. | ¥368 million | 100 % | Sale of non-ferrous metal and other products. |
| Nikko Materials, Philippines, Inc. | US$4,000,000 | 100 % | Production and sale of electro-deposited copper foils, and treated rolled copper foils. |
| Fuji Electronics Co., Ltd. | ¥300 million | 98.7 % | Production and sale of precision processing products. |
| Central Computer Services Co., Ltd. | ¥270 million | 95.5 % | Software development, information processing, and system sales. |

Notes: 1. The Company's ownership percentage includes indirect holding through subsidiaries.

2. The equity capital of Japan Energy Corporation increased by ¥15 billion to ¥ 35 billion in April 2005 as a result of a capital increase.

3. Nikko Materials USA, Inc., which has been included in the list of major subsidiaries, is now excluded from the list as it spun off its electronic materials business in February 2006 excluding its core electro-deposited copper foil operations, and sold it to a new Nikko Materials USA, Inc. (At the same time, the company changed its corporate name to Gould Electronics Inc., and closed its electro-deposited copper foil factory in April 2006). Nikko Materials Philippines, Inc. is newly added to the list of major subsidiaries in the electronic materials business.

4. In April 2006, Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd. and

Nikko Metal Manufacturing Co., Ltd., the Group's three metals-related subsidiaries, integrated their operations into a new entity Nippon Mining & Metals Co., Ltd. by taking the following steps:
First, Nippon Mining & Metals Co., Ltd. sold its copper smelting and refining operations at its Saganoseki Smelter and Refinery and Hitachi Refining Works to Nikko Smelting and Refining Co., Ltd. Nippon Mining & Metals Co., Ltd. then sold its copper, recycling and environmental businesses, R&D operations, and equity shares in Nikko Smelting and Refining Co., Ltd., to Nikko Materials Co., Ltd., and Nippon Mining & Metals Co., Ltd. was merged by the Company. Furthermore, Nikko Materials Co., Ltd. merged Nikko Metal Manufacturing Co., Ltd. and changed the corporate name of the merged entity to Nippon Mining & Metals Co., Ltd.

b. Major Affiliated Companies

| Name of company | Capital | The Company's ownership in the affiliate | Main businesses |
|---|---|---|---|
| Maruwn Corporation | ¥3,559 million | 39.3% | Land transportation. |
| Tatsuta Electric Wire and Cable Co., Ltd. | ¥6,676 million | 32.6% | Production and sale of electric wires and cables. |
| Toho Titanium Co., Ltd. | ¥4,812 million | 37.6% | Production and sale of titanium metals, etc. |
| LS-Nikko Copper Inc. | Won283.2billion | 49.9% | Production and sale of non-ferrous metal products. |

Notes: 1. The Company's ownership percentage includes indirect holding through subsidiaries.
2. The Company's ownership in LS-Nikko Copper Inc. increased from 46.0% to 49.9% as some of the Company's subsidiaries and affiliates which held the LS-Nikko Copper's shares purchased additional shares of LS-Nikko Copper from other shareholders in September 2005.

c. Results of Business Combinations
The Company has 112 consolidated subsidiaries, and 15 non-consolidated subsidiaries and affiliates to which the equity method is applied, including the major subsidiaries and affiliates listed above. These subsidiaries and affiliates engage in businesses in industrial sectors encompassing Petroleum, Resources and Non-ferrous Metals, Electronic Materials, and Metal Fabrication.
Consolidated net sales and net income for the year ended March 31, 2006 are as provided on page 15.

**(7) Major Lenders**

The Company had following borrowings and an outstanding balance of ¥41 billion in commercial papers as of the end of the fiscal year ended March 31, 2006.

| Name of lender | Amount of borrowing | Number of Company shares held by the lender (Ownership) | |
|---|---|---|---|
| | Million yen | Shares | % |
| Mizuho Corporate Bank, Ltd. | 17,700 | 22,172,398 | 2.6 |
| Sumitomo Mitsui Banking Corporation | 5,000 | 8,440,362 | 1.0 |
| Nippon Life Insurance Company | 5,000 | 4,628,266 | 0.5 |
| Dai-ichi Mutual Life Insurance Company | 5,000 | 2,586,100 | 0.3 |
| Mitsubishi UFJ Trust & Banking Corporation | 3,700 | 2,711,609 | 0.3 |
| Shinkin Central Bank | 3,500 | - | - |
| The Sumitomo Trust & Banking Co., Ltd. | 3,000 | 754,500 | 0.1 |
| The Bank of Tokyo-Mitsubishi UFJ, Ltd. | 2,600 | 6,159,840 | 0.7 |
| Development Bank of Japan | 2,500 | - | - |
| Nippon Mining Finance Co., Ltd. | 20,500 | - | - |

### (8) Directors and Statutory Auditors

| Name | Position and responsibilities |
|---|---|
| Akihiko Nomiyama | Chairman and Representative Director |
| Yasuyuki Shimizu | President and Representative Director |
| Kazuo Oki | Director (In charge of technology and development, Technology & Development Group) |
| Satoshi Uno | Director (In charge of planning, Planning & Management Group) |
| Toru Kihara | Director (In charge of planning, Planning & Management Group) |
| Fumio Ito | Director (In charge of legal affairs, General Administration Group) |
| Kiyonobu Sugiuchi | Director (In charge of finance, Financial Group)<br>(In charge of management, Planning & Management Group) |
| Mitsunori Takahagi | Director (President and Representative Director, Japan Energy Corporation) |
| Masanori Okada | Director (President and Representative Director, Nippon Mining & Metals Co., Ltd.) |
| *Isao Yamanashi | Director (President and Representative Director, Nikko Materials Co., Ltd.) |
| Yoshimasa Adachi | Director (President and Representative Director, Nikko Metal Manufacturing Co., Ltd.) |
| *Koichi Seno | Director (Director and Executive Vice President, Japan Energy Corporation) |
| Yukio Uchida | Director (Director and Executive Corporate Officer, Japan Energy Corporation) |
| Sota Kobayashi | Full-time Statutory Auditor |
| Chihiro Yamaguchi | Full-time Statutory Auditor |
| Shinji Ono | Full-time Statutory Auditor |
| Shigeru Mase | Statutory Auditor, Managing Director of Fuji Oil Co., Ltd. |

Notes 1. "*" indicates that the person concerned was newly elected to the position as indicated above at the third Annual General Meeting of Shareholders held on June 28, 2005.

2. Auditors Sota Kobayashi, Shinji Ono and Shigeru Mase are outside auditors elected under the provisions of Paragraph 1, Article 18 of the Law Concerning Exceptions to the Commercial Code Related to Auditing of Joint Stock Companies.

3. The following director and auditors retired during the fiscal year ended March 31, 2006:

| Name | Position and responsibilities at the time of retirement | Date of retirement |
|---|---|---|
| Takeshi Inoue | Director (In charge of affiliated companies, Planning & Management Group)<br>(In charge of planning, Planning & Management Group) | June 28, 2005 (Expiration of term of office) |

4. The following directors' position/responsibility at the Company or occupation were changed effective April 1, 2006.

| Name | Position/responsibility at the Company or occupation |
|---|---|
| Fumio Ito | Director (in charge of legal affairs, General Administration Group) (in charge of Internal Control Department) |
| Kiyonobu Sugiuchi | Director (in charge of finance, Financial Group) (in charge of management, Planning & Management Group) (in charge of Internal Control Department ) |
| Isao Yamanashi | Director (Vice president and Representative Director, Nippon Mining & Metals Co., Ltd.) |
| Yoshimasa Adachi | Director (Vice president and Representative Director, Nippon Mining & Metals Co., Ltd.) |
| Koichi Seno | Director (Director, Japan Energy Corporation) |
| Toru Kihara | Director (Director, Senior Executive Corporate Officer, Nippon Mining & Metals Co., Ltd. |

### (9) Compensation Paid to Directors and Statutory Auditors

| Position | Number of directors /auditors | Total amounts of compensation paid | Remarks |
|---|---|---|---|
| Director | 14 | ¥250 million | Maximum amount of compensation ratified by the Annual General Meeting of Shareholders: Directors: ¥30 million / month Auditors: ¥10 million / month |
| Statutory Auditor | 4 | ¥55 million | |
| Total | 18 | ¥306 million | |

Notes: 1. In addition to the amounts stated above, the Company paid bonuses to 12 Directors totaling ¥43 million through appropriation of retained earnings, and a retirement benefit of ¥16 million to one Director.

2. Except for the amounts stated above, no payments have been made to directors who also retain employee status including compensation that is equivalent of employee salary or other remunerations for the execution of their duties.

3. As of the end of the fiscal year ended March 31, 2006, there were 13 Directors and 4 Statutory Auditors.

### (10) Audit Fees, etc. Paid to Accounting Audit Firm

| | |
|---|---|
| (a) Total amount of audit fees, etc. to be paid by the Company and its subsidiaries | ¥163 million |
| (b) Total amount included in (a) to be paid to the accounting audit firm as consideration for their financial statement audit and certification. | ¥163 million |
| (c) Amount of compensation included in (b) payable as consideration for accounting audit services | ¥24 million |

Note: The amount of audit fees payable under the audit engagement contract between the Company and the audit firm includes both a fee payable for the audit conducted pursuant to the provisions of the Law Concerning Exceptions to the Commercial Code Related to Auditing of Joint Stock Companies, and the audit conducted pursuant to the provisions of the Securities and Exchange Law of Japan. As these fees are not separately identified and are practically indivisible, a combined amount including the two fees is indicated in (c) above.

### (11) Share Acquisition Rights Issued to Parties Other than Shareholders of the Company Under Preferential Terms

① Stock acquisition rights issued and outstanding

| | Issue date | Number of stock acquisition rights | Type and number of underlying shares | Selling price of the stock acquisition rights |
|---|---|---|---|---|
| Nippon Mining Holdings, Inc. Stock Acquisition Rights (Stock Options) issued in 2005 | July 1, 2005 | 724 | Common stock 362,000 shares | Nil |

② Share acquisition rights issued during the fiscal year ended March 2006 to parties other than shareholders of the company under preferential terms

[Nippon Mining Holdings, Inc. Stock Acquisition Rights as Stock Options issued in 2005]

a Terms and conditions for the issuance of stock acquisition rights

| | |
|---|---|
| Issue date | July 1, 2005 |
| Number of units of stock acquisition rights | 724 units (Number of shares available per unit of stock acquisition right is 500.) |
| Type and number of underlying shares | 362,000 ordinary shares of the Company |
| Selling price of the stock acquisition rights | Awarded at no cost. |
| Exercise price | ¥500 per unit (¥1.00 per share) |
| Exercise period of the stock acquisition right | From July 2, 2005 to June 30, 2025 |
| Other conditions for the exercise of stock acquisition rights | a. A holder of stock acquisition right is entitled to exercise such right within three years starting from the day immediately following the date of termination of his/her service ("Starting Date of Exercise Period") as either Director, Senior Officer or Statutory Auditor of the Company, or Director, Executive Officer, or Statutory Auditor of Japan Energy Corporation, Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd., or Nikko Metal Manufacturing Co., Ltd., which are the Company's core subsidiaries, or of other subsidiaries designated by the Company's Board of Directors.<br><br>b. Regardless of a. above, in cases of i) and ii) below, the holder of stock acquisition right may exercise his/her stock acquisition right only during the period as stipulated respectively in i) and ii):<br><br>i) If, for any holder of stock acquisition right, the Starting Date of Exercise Period does not arrive by June 30, 2022, the holder of stock acquisition right concerned shall be entitled to exercise the right during the period between July 1, 2022 and June 30, 2025.<br><br>ii) Should any merger agreement defining the Company as the merged and extinct corporation be approved by the general meeting of shareholders, or should any exchange of stock or stock transfer agreement that transforms the Company into a wholly-owned subsidiary be approved by the general meeting of shareholders, holder of stock acquisition right shall be entitled to exercise the right during the period of 15 days starting from the day immediately following the date when such approval was made. |

| | |
|---|---|
| | c. No partial exercise of a unit of stock acquisition right is allowed. |
| Reason and conditions for retirement of the stock acquisition right | In the event a holder of stock acquisition right becomes unable to exercise all or part of his/her stock acquisition right, the Company may retire the stock acquisition right concerned at no cost. |
| Restriction on transfer of stock acquisition rights | Any transfer of stock acquisition rights shall require an approval of the Board of Directors. |
| Preferential terms of stock acquisition rights | The Company issues share acquisition rights at no cost to its directors and senior officers, as well as directors and executive officers of its subsidiaries. |

b. Name of persons who were granted stock acquisition rights and the number of stock acquisition rights granted, etc.

( i ) Directors of the Company

| Position | Name | Number of stock acquisition rights | Number of underlying shares (Shares) |
|---|---|---|---|
| Chairman and Representative Director | Akihiko Nomiyama | 30 | 15,000 |
| President and Representative Director | Yasuyuki Shimizu | 30 | 15,000 |
| Director | Kazuo Oki | 20 | 10,000 |
| Director | Satoshi Uno | 16 | 8,000 |
| Director | Toru Kihara | 16 | 8,000 |
| Director | Fumio Ito | 16 | 8,000 |
| Director | Kiyonobu Sugiuchi | 15 | 7,500 |
| Director | Mitsunori Takahagi | 24 | 12,000 |
| Director | Masanori Okada | 21 | 10,500 |
| Director | Isao Yamanashi | 14 | 7,000 |
| Director | Yoshimasa Adachi | 16 | 8,000 |
| Director | Koichi Seno | 20 | 10,000 |
| Director | Yukio Uchida | 15 | 7,500 |

(Note) Positions are those as of the date of the issuance.

( ii ) Other recipients

| Company name | Position | Name | Number of stock acquisition rights | Number of underlying shares (Shares) |
|---|---|---|---|---|
| Japan Energy Corporation | Director and Senior Executive Corporate Officer | Kenji Arakawa | 18 | 9,000 |
| Japan Energy Corporation | Director and Senior Executive Corporate Officer | Isao Matsushita | 18 | 9,000 |
| Japan Energy Corporation | Director and Executive Corporate Officer | Kenichi Yamaguchi | 16 | 8,000 |
| Japan Energy Corporation | Director and Executive Corporate Officer | Masao Miyakawa | 15 | 7,500 |
| Nippon Mining & Metals Co., Ltd | Director and Executive Corporate Officer | Keiichi Sato | 15 | 7,500 |

| Nippon Mining & Metals Co., Ltd | Director and Executive Corporate Officer | Hideoki Yamamoto | 15 | 7,500 |
|---|---|---|---|---|
| Nippon Mining & Metals Co., Ltd | Director and Executive Corporate Officer | Yuji Shimizu | 15 | 7,500 |
| Japan Energy Corporation | Executive Corporate Officer | Masamichi Gamachi | 14 | 7,000 |
| Japan Energy Corporation | Executive Corporate Officer | Yasuo Kashiwagi | 14 | 7,000 |
| Nikko Metal Manufacturing Co., Ltd. | Director and Senior Executive Corporate Officer | Toshihiro Oto | 13 | 6,500 |

Notes: 1. The table shows top 10 recipients of stock acquisition rights other than directors/officers of the Company in terms of the number of underlying shares available on the exercise of the right, provided that the number of underlying shares concerned is no smaller than the number of underlying shares available to the director of the Company who holds the smallest number of underlying shares among the directors of the Company. (In case there is more than one person who have been granted the same number of shares, resulting in more than 10 people effectively ranked 10th or above, the table lists only top 10 people in terms of the number of shares granted.

2. Company names and positions are those as of the issue date

c. Stock acquisition rights issued to other recipients

| Category | Total number of persons granted stock acquisition rights | Number of stock acquisition rights | Type and number of underlying shares |
|---|---|---|---|
| Employees of the Company | 2 | 16 | Common stock 8,000 shares |
| Directors of the Company's affiliates | 18 | 241 | Common stock 120,500 shares |
| Auditors of the Company's affiliates | — | — | — |
| Employees of the Company's affiliates | 20 | 214 | Common stock 107,000 shares |

(Note) The above table shows the total number of stock acquisition rights issued to different classes of recipients who are not directors of the Company (including those listed in the aforementioned b. (ii).

Amounts and figures in this Business Report are presented according to the following method of rounding:

Pecuniary amounts other than those related to consolidated financial results: Fractions rounded down to the nearest unit.

Pecuniary amounts related to consolidated financial results, ratios, etc.: Fractions rounded to the nearest unit.

## Consolidated Balance Sheet

(as of March 31, 2006)

| Assets | | Liabilities, minority interests in consolidated subsidiaries and shareholders' equity | |
|---|---|---|---|
| **Account title** | **Millions of yen** | **Account title** | **Millions of yen** |
| **Assets** | **1,859,583** | **Liabilities** | **1,346,077** |
| **Current assets** | **906,380** | **Current liabilities** | **921,019** |
| Cash and time deposits | 64,735 | Notes and accounts payable, trade | 294,424 |
| Notes and accounts receivable, trade | 334,604 | Short-term borrowings | 368,312 |
| Securities | 1 | Commercial paper | 41,000 |
| Inventories | 440,410 | Accounts payable, other | 95,820 |
| Other current assets | 68,284 | Accrued income taxes | 35,958 |
| Less: Allowance for doubtful accounts | ( 1,654 ) | Other current liabilities | 85,505 |
| **Fixed assets** | **953,203** | **Long-term liabilities** | **425,058** |
| **Property, plant and equipment** | **590,039** | Long-term debt | 275,424 |
| Buildings and structures | 129,708 | Deferred tax liabilities | 40,210 |
| Machinery, equipment & vehicles | 150,685 | Allowance for retirement benefits | 59,590 |
| Tools and equipment | 9,060 | Allowance for periodic repair works | 15,726 |
| Land | 283,930 | Other long-term liabilities | 34,108 |
| Construction in progress | 16,656 | | |
| | | **Minority interests in consolidated subsidiaries** | **46,027** |
| **Intangible fixed assets** | **64,794** | | |
| | | **Shareholders' equity** | **467,479** |
| **Investments and other long-term assets** | **298,370** | **Common stock** | **40,000** |
| Investments in securities | 238,520 | **Capital surplus** | **192,948** |
| Long-term loans | 15,364 | **Retained earnings** | **192,148** |
| Deferred tax assets | 11,144 | **Surplus from land revaluation** | **( 3,340 )** |
| Other | 34,463 | **Unrealized gain on marketable securities** | **39,471** |
| Less: Allowance for doubtful accounts | ( 1,121 ) | **Accumulated translation adjustment** | **6,682** |
| | | **Less:Treasury stock, at cost** | **( 430 )** |
| **Total Assets** | **1,859,583** | **Total Liabilities, Minority Interests in Consolidated Subsidiaries and Shareholders' Equity** | **1,859,583** |

(Amounts rounded to the nearest million yen)

## Consolidated Statements of Operations

(From April 1, 2005 to March 31, 2006)

| Account Title | | | Millions of yen |
|---|---|---|---|
| Income before Special Items | Operating income | **Operating revenue** | **3,026,262** |
| | | Net sales | 3,026,262 |
| | | **Operating costs and expenses** | **2,881,814** |
| | | Cost of sales | 2,712,989 |
| | | Selling, general and administrative expenses | 168,825 |
| | | **Operating income** | **144,448** |
| | Other income/expenses | **Other income** | **61,674** |
| | | Interest income | 2,221 |
| | | Dividend income | 1,627 |
| | | Amortization of consolidation adjustment account | 2,119 |
| | | Equity in income of non-consolidated subsidiaries and affiliates | 50,983 |
| | | Other | 4,724 |
| | | **Other expenses** | **17,400** |
| | | Interest expenses | 10,938 |
| | | Exchange loss | 25 |
| | | Other | 6,437 |
| | **Income before special items** | | **188,722** |
| Special profit/loss | **Special profit** | | **17,831** |
| | | Gain on sales of property, plant and equipment | 4,339 |
| | | Gain on sales of investments in securities | 7,156 |
| | | Gain on proceeds from casualty insurance | 2,706 |
| | | Bad debt recovery | 2,313 |
| | | Other | 1,317 |
| | **Special loss** | | **33,909** |
| | | Loss on sales of property, plant and equipment | 310 |
| | | Loss on disposal of property, plant and equipment | 5,251 |
| | | Impairment losses | 5,563 |
| | | Loss on write-down of investments in securities | 614 |
| | | Reorganization and restructuring costs | 13,586 |
| | | Provision for allowance for periodic repair works | 551 |
| | | Provision for environmental remediation allowance | 4,269 |
| | | Provision for allowance for cost of disposal of unutilized property, plant and equipment | 1,002 |
| | | Other | 2,763 |
| Income before income taxes | | | 172,644 |
| Income taxes | | | 59,189 |
| Deferred income taxes | | | 1,694 |
| Minority interest in earnings of consolidated subsidiaries | | | 14,856 |
| **Net income** | | | **96,905** |

(Amounts rounded to the nearest million yen)

# Notes

## Significant Information Regarding the Preparation of Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 112

Names of major consolidated subsidiaries are provided in "a. Major Subsidiaries, (6) Major Subsidiaries and Other Significant Business Combinations, 2. Overview of the Company" of the attached Business Report.

(2) Name of major non-consolidated subsidiaries: Japan Energy Analytical Research Center Co., Ltd.

(Reason for excluding from consolidation)

The subsidiaries excluded from consolidated accounting are all small in size whose total assets, net sales, net income/loss ( the portion proportionate to the Company's equity interest) and retained earnings (the portion proportionate to the Company's equity interest) are insignificant respectively in all and do not have material impact on the Company's consolidated financial statements.

2. Application of the Equity Method

(1) Number of affiliated companies accounted for by the equity method: 15

Names of major affiliates accounted for by the equity method are provided in "b. Major Affiliated Companies, (6) Major Subsidiaries and Other Significant Business Combinations, 2. Overview of the Company" of the attached Business Report.

(2) Name of major non-consolidated subsidiaries not accounted for by the equity method: Japan Energy Analytical Research Center Co., Ltd.

(3) Name of major affiliates not accounted for by the equity method: TOSHIN YUSOSEN CO., LTD.

(Reason for non-application of thr equity method)

Net income/loss ( the portion proportionate to the Company's equity interest) and retained earnings (the portion proportionate to the Company's equity interest) of the non-consolidated subsidiaries and affiliates not accounted for by the equity method are insignificant respectively in all and do not have material impact on the Company's consolidated financial statements.

3. Changes in Scope of Consolidation and Application of the Equity Method

(1) Changes in Scope of Consolidation

Asiashoji Co., Ltd. and Nikko Woojin precision Manufacturing (Suzhou) Co., Ltd. were included in the scope of consolidation reflecting their greater significance as their operations expanded. Nippon Mining Procurement, Inc., Nikko Smelting and Refining Co., Ltd., Kashima Aromatics Co., Ltd., the new Nikko Materials USA, Inc. and three other companies were newly founded and included in the scope of consolidation.

Changzhou Jinyuan Copper Co., Ltd., which had been an affiliate accounted for by the equity method until the previous fiscal year, became a consolidated subsidiary in the fiscal year under review following an additional acquisition of shares by the Company and therefore was newly included in the scope of consolidation.

Four subsidiaries of Gould Electronics GmbH, whose trade name was changed in August 2005 from Gould International GmbH, were merged and subsequently excluded from the scope of consolidation. One subsidiary of Gould Electronics Inc., whose trade name was changed in February 2006 from the former Nikko Materials USA, Inc., was liquidated and subsequently excluded from the scope of consolidation.

(2) Change in Scope of Application of the Equity Method

Changzhou Jinyuan Copper Co., which had been an affiliate accounted for by the equity method until the previous fiscal year, became a consolidated subsidiary in the fiscal year, as a result of an increase in the Company's equity holding in it following an additional acquisition of shares.

NK Curex Co., Ltd., a non-consolidated subsidiary, was excluded from the equity method following its liquidation.

Hachinohe Smelting Co., Ltd. and Akita Zinc Co., Ltd., affiliates, were excluded from the equity method following a sale of equity holdings in them.

4. Accounting Period of Consolidated Subsidiaries

The following consolidated subsidiaries close books on dates that are different from the closing date of the consolidated accounting period :

| Fiscal year end | Name of company |
|---|---|
| End/December | Japan Energy (Singapore) Pte., Ltd. |
| | Nippon Mining of Netherlands B.V. and 15 other companies |
| End/February | Nikko Materials USA, Inc. and its subsidiary |
| | Gould Electronics GmbH and 3 other companies |
| End/June | Irvine Scientific Sales Co., Inc. |

Financial statements of the consolidated subsidiaries listed above as of the book closing date were used for preparation of the consolidated financial statements, with the exception of Irvine Scientific Sales Co., Inc., whose financial statements used for consolidated accounting were prepared as of December 31 for the purpose of provisional settlement of accounts.

Necessary adjustments were made regarding significant transactions occurred between the book closing dates of the consolidated subsidiaries listed above and the consolidated book closing date.

5. Significant Accounting Policies

(1) Valuation Basis and Valuation Method for Significant Assets

a.Investment Securities

Other securities

with readily determinable market values: Other securities with readily determinable market values are carried at market values as of each respective balance sheet date, and associated unrealized gains and losses, net of taxes, are reported as a separate component of shareholders' equity. Acquisition costs, which form the basis for calculations, are determined by the moving average method.

without readily determinable market values: Other securities that do not have readily determinable market values are stated at cost mainly based on the moving average method.

b.Inventories

(Domestic consolidated subsidiaries)

| | | |
|---|---|---|
| Petroleum inventories | • • • | Stated at cost based on the average method. |
| Non-ferrous metal inventories | | Stated at cost based on first-in, first-out method. |
| Electronic materials inventories | | Stated at cost based on first-in, first-out method. |
| Metal fabrication inventories | | Stated at cost based on first-in, first-out method. |

(Overseas consolidated subsidiaries)

Primarily stated at the lower of cost or market using the first-in, first-out method.

(2) Depreciation/Amortization Method of Depreciable/Amortizable Assets

| | | |
|---|---|---|
| Property, plant and equipment | • • • | Primarily calculated based on the straight-line method |
| Intangible assets | • • • | Primarily calculated based on the straight-line method |

(3) Allowances

a.Allowance for Doubtful Accounts

For the domestic consolidated subsidiaries, allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience over a certain period.

Overseas consolidated subsidiaries calculate the amount of allowance for doubtful accounts based on individual assessment of unrecoverable amount.

b.Allowance for Retirement Benefits

The allowance for employee retirement benefits, which is provided for future pension and severance paid at retirement, is recorded as the amount that has accrued at the end of the fiscal year, which is computed based on the projected benefit obligation and the estimated pension plan assets at the end of fiscal year.

Unrecognized net obligation at the date of initial application of the accounting standard for retirement benefits has been amortized on a straight-line basis over a period of ten years.

Unrecognized actuarial gains or losses and unrecognized prior service cost are recognized as income or expenses for the fiscal year of occurrence, except for certain consolidated subsidiaries which have elected to amortize them over the average remaining service period of participating employees.

c.Allowance for Periodic Repair Works

Certain domestic subsidiaries have an allowance for periodic repair works in an amount equal to the estimated cost of periodically required repairs for machinery and equipment of oil refineries , and an amount estimated for periodic open inspections and repair work on oil tanks as required by the Fire Protection Law of Japan, which is accrued evenly over a period to the next scheduled repairs.

(4) Translation of Foreign Currency Transactions and Accounts

Foreign currency transactions are generally translated using the foreign exchange rates prevailing at the respective transaction dates. All assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign exchange gains and losses are included in other income/loss.

Revenues and expenses of foreign consolidated subsidiaries are translated into Japanese Yen using the average exchange rates for the period. Assets and liabilities are translated into Japanese Yen using the foreign exchange rates prevailing at the balance sheet dates, and equity accounts are translated using historical rates. The resultant difference is presented as foreign currency translation adjustments in a separate component of shareholders' equity.

(5) Leases

For domestic consolidated subsidiaries, finance leases, other than those under which ownership of the leased assets is transferred to the lessee, are accounted for in the same manner as operating leases. For overseas consolidated subsidiaries, said leases are accounted for in the same manner as normal sales transactions.

(6) Hedge accounting

The Company adopts deferred hedge accounting in principle. When cash flows of assets and liabilities denominated in foreign currencies are fixed by forward currency contracts and currency swaps, they are translated at the corresponding contract rates. When interest swaps that meet certain required conditions have critical terms matching exactly with those of financial assets or liabilities that are being hedged, such interest swaps are not recognized in the balance sheet, and net interest paid or received on the swaps is recognized as adjustment to the interest income or expense on the financial assets or liabilities that are being hedged.

(7) Other material information

a. Transactions subject to consumption taxes and local consumption taxes are recorded at amounts exclusive of consumption taxes.

b. The company adopted the consolidated taxation system.

6. Valuation of Assets and Liabilities of Consolidated Subsidiaries
The assets and liabilities of a newly consolidated subsidiary are marked to fair value at the time.

7. Amortization of Consolidated Adjustment Account
The consolidation adjustment account, which represents the difference between the carrying amount of an investment in a subsidiary and underlying equity, is amortized over 5 years.

8. Appropriation of Retained Earnings
Appropriation of Retained Earnings by consolidated companies is recorded in the fiscal year in which a proposed appropriation is approved by a general meeting of the shareholders.

**Notes to Consolidated Balance Sheet**

1. Accumulated Depreciation of Property, Plant and Equipment · · · · · · · · · · · ¥800,618 million

2. Assets Pledged as Collateral · · · · · · · · · · · ¥247,579 million

3. Commitments and Contingent Liabilities
Debt guarantees · · · · · · · · · · · ¥10,056 million
Contingent liabilities based on debt assumption agreements · · · · · · · · · · · ¥21,700 million

4. Notes Receivable Discounted · · · · · · · · · · · ¥28 million

5. Number of Treasury Stock · · · · · · · · · · · 1,414,937 shares

6. Land Revaluation

Pursuant to the Law for Land Revaluation, the Company and certain domestic consolidated subsidiaries revaluates the land used for business activities. The resultant adjustment is reflected, net of taxes, in "Surplus from land revaluation" in shareholders' equity of the accompanying balance sheet.

Date of revaluation: March 31, 2000

Method of revaluation The land value for the revaluation was determined based on the market prices in the official notice of the Commissioner of National Tax Agency in accordance with Article 2, Paragraph 4 of the Enforcement Ordinance Concerning Land Revaluation, with reasonable adjustments taking into account of the distance of the property from the benchmark location where the related market price is established.

Maruwn Corporation, an affiliate accounted for by the equity method, revalued its land for business activities, and a portion of the amount of the difference resulting from the revaluation proportionate to the Company's equity holding in Maruwn, is included in the Company's shareholders' equity. Of the difference between the market value of the land as of the end of the fiscal year ended March 31, 2000 and its post-revaluation book value, the amount proportionate to the Company's equity holding in Maruwn was 1,388 million yen.

**Notes to Consolidated Statements of Operations**

1. Net Income Per Share · · · · · · · · ¥113.87

2. Depreciation and Amortization Expenses · · · · · · · · ¥44,871 million

(Amounts rounded to the nearest million yen)

Report of Independent Auditors on The Consolidated Financial Statements

(English Translation)

May 12, 2006

To the Board of Directors of
Nippon Mining Holdings, Inc.

ChuoAoyama PricewaterhouseCoopers

Seiichi Kurosawa
Representative and Engagement Partner
Certified Public Accountant

Kazuhiko Yamazaki
Representative and Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements of Nippon Mining Holdings, Inc. for the fourth fiscal year ended March 31, 2006 (April 1, 2005 through March 31, 2006), that included the consolidated balance sheet and the consolidated statement of operations, pursuant to the provisions set forth in Paragraph 2.3, Article 19 of the former "Law Concerning Exceptions to the Commercial Code Related to Auditing of Joint- Stock Companies". The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits as an independent auditor.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Our audit also includes audit procedures we considered necessary and thereby practiced on the Company's subsidiaries.

As a result of the audit, the consolidated financial statements referred to above present fairly the financial position and the results of operations of the Group comprised of Nippon Mining Holdings, Inc. and its consolidated subsidiaries, and are in conformity with related laws and regulations and the Articles of Incorporation of the Company.

Our firm and its engagement partners have no interest in the Company which should be disclosed pursuant to the provisions set forth in the Certified Public Accountants Law.

# Report of Board of Statutory Auditors

# on the Consolidated Financial Statements

# (English Translation)

We, the Board of Statutory Auditors of Nippon Mining Holdings, Inc. (the "Company"), following a review and discussion of the individual reports made by each Statutory Auditor concerning the method and the results of the audit of the consolidated financial statements, that included the consolidated balance sheet and the consolidated statement of operations, during the 4th fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006), prepared this Report and hereby submit our report as follows:

1. Outline of auditing method

In accordance with the audit policy and work responsibilities established by the Board of Statutory Auditors, each Statutory Auditor obtained reports from the Directors, other related persons and the accounting auditor on the consolidated financial statements. Also, to the extent necessary, each Statutory Auditor obtained reports from the Company's consolidated and non-consolidated subsidiaries on their accounting, and conducted on-site inspections to examine their operational and financial conditions.

2. Results of the Audit

This Board of Auditors finds:

(1) that the method and results of the audit conducted by ChuoAoyama PricewaterhouseCoopers, the accounting auditor, are appropriate; and

(2) that, based on our inspections of the Company's consolidated and non-consolidated subsidiaries, there are no exceptions to be cited herein concerning the consolidated financial statements for the fiscal year ended March 31, 2006.

17 May, 2006

Board of Statutory Auditors of Nippon Mining Holdings, Inc.

Sota Kobayashi, Full-time Statutory Auditor
Chihiro Yamaguchi, Full-time Statutory Auditor
Shinji Ono, Full-time Statutory Auditor
Shigeru Mase, Statutory Auditor

(Note) Auditors, Sota Kobayashi, Shinji Ono and Shigeru Mase, are outside auditors for the purpose of the provisions of Paragraph 1, Article 18 of the former "Law Concerning Exceptions to the Commercial Code Related to Auditing of Joint Stock Companies".

# Non-Consolidated Balance Sheet

(As of March 31, 2006)

| Assets | | Liabilities and shareholders' equity | |
|---|---|---|---|
| **Account title** | **Millions of Yen** | **Account title** | **Millions of Yen** |
| **Assets** | **471,851** | **Liabilities** | **171,028** |
| **Current assets** | **88,534** | **Current liabilities** | **70,281** |
| Cash and time deposits | 14 | Commercial paper | 41,000 |
| Accounts receivable, trade | 357 | Accounts payable, other | 11,275 |
| Prepaid expenses | 182 | Accrued expenses | 275 |
| Short-term loans | 54,556 | Accrued income taxes | 17,445 |
| Deferred tax assets | 75 | Allowance for employee bonuses | 132 |
| Accounts receivable, other | 33,340 | Allowance for environmental remediation | 20 |
| Other current assets | 8 | Other current liabilities | 132 |
| | | **Long-term liabilities** | **100,746** |
| **Fixed assets** | **383,317** | Long-term debt | 85,100 |
| **Property, plant and equipment** | **2,794** | Accrued retirement benefits for corporate directors and auditors | 208 |
| Buildings | 955 | Allowance for environmental remediation | 345 |
| Structures | 141 | Deferred tax liabilities | 13,079 |
| Machinery and equipment | 6 | Other long-term liabilities | 2,013 |
| Tools and equipment | 92 | **Shareholders' equity** | **300,823** |
| Land | 1,581 | **Common stock** | **40,000** |
| Construction in progress | 17 | **Capital surplus** | **222,026** |
| **Intangible fixed assets** | **38** | Capital reserve | 141,807 |
| Software | 38 | Other capital surplus | 80,218 |
| Other | 0 | Gains on reduction of capital reserve | 24,049 |
| **Investments and other long-term assets** | **380,483** | Gains on disposition of treasury stock | 56,169 |
| Investments in securities | 46,861 | **Retained earnings** | **25,770** |
| Investments in subsidiaries and affiliates | 263,007 | Unappropriated retained earnings | 25,770 |
| Other investments | 5 | **Surplus from land revaluation** | **( 6,209 )** |
| Long-term loans | 64,600 | **Unrealized gain on marketable securities** | **19,472** |
| Other | 6,008 | **Less:Treasury stock, at cost** | **( 236 )** |
| **Total** | **471,851** | **Total** | **471,851** |

(Amounts rounded down to the nearest million yen)

# Non-Consolidated Statement of Operations

From April 1, 2005
to March 31, 2006

| Account title | | | Millions of Yen |
|---|---|---|---|
| Income before Special Items | Operating income | **Operating revenue** | **22,089** |
| | | Dividend income | 17,589 |
| | | Management fee income | 4,500 |
| | | **Operating expenses** | **4,065** |
| | | General and administrative expenses | 4,065 |
| | | **Operating income** | **18,024** |
| | Other income/expenses | **Other income** | **796** |
| | | Interest income | 336 |
| | | Dividend income | 385 |
| | | Other | 75 |
| | | **Other expenses** | **405** |
| | | Interest expenses | 298 |
| | | Interest expenses on commercial paper | 91 |
| | | Other | 15 |
| | **Income before special items** | | **18,414** |
| Special profit/loss | **Special profit** | | **8,755** |
| | Gain on sales of investments in securities | | 5,508 |
| | Gain on sales of investments in affiliates | | 3,246 |
| | **Special loss** | | **337** |
| | Provision for environmental remediation allowance | | 224 |
| | Legal settlement charge | | 113 |
| Income before income taxes | | | 26,833 |
| Income taxes | | | 1,041 |
| Deferred income taxes | | | (55) |
| **Net income** | | | **25,846** |
| Reversal of surplus from land revaluation | | | (76) |
| **Unappropriated retained earnings** | | | **25,770** |

(Amounts rounded down to the nearest million yen)

## Notes to the Non-consolidated financial statements

1. Significant Accounting Policies

(1) Valuation basis and valuation method for securities

| | |
|---|---|
| Investment securities in subsidiaries and affiliates | Carried at cost based on the moving average method. |
| Other securities | |
| Securities with readily determinable market values | Carried at market values as of the balance sheet date.<br>(Unrealized gains and losses, net of taxes, are reported as a separate component of shareholders' equity. Acquisition costs are determined by the moving average method.) |
| Securities without readily determinable market values | Carried at cost based on the moving average method |

(2) Depreciation methods of fixed assets

| | |
|---|---|
| Property, plant & equipment | Straight-line method |
| Intangible fixed assets | Straight-line method<br>Software is amortized over its expected useful life as defined by the Company (5 years). |

(3) Allowances

| | |
|---|---|
| Allowance for employee bonuses | The Company provides allowance based on estimated amounts of future bonus payment attributable to the employee services that have been rendered to the date of the balance sheet. |
| Accrued retirement benefits for corporate directors and auditors | The Company provides accrued retirement benefits based on the amounts that have accrued as at the balance sheet date, which computed based on the Company's internal policy.<br>The accrued retirement benefits are provided in accordance with Article 43 of the Commercial Code Enforcement Regulations.<br>In June 2005, the Company abolished its retirement benefit program for the Directors and officers of the Company and core subsidiaries of the Nippon Mining Group, and replaced it with a stock option program. Accordingly, no provision is made for the related retirement allowance account thereafter. |
| Allowance for environmental remediation | The Company provides allowance in a reasonably estimated amount for future environmental remediation work associated with the past operations.<br>The allowance is provided in accordance with Article 43 of the Commercial Code Enforcement Regulations. |

(4) Hedge accounting

The Company adopts deferred hedge accounting in principle. When interest swaps that meet certain required conditions have critical terms matching exactly with those of financial assets or liabilities that are being hedged, such interest swaps are not recognized in the balance sheet, and net interest paid or received on the swaps is recognized as adjustment to the interest income or expense on the financial assets or liabilities that are being hedged.

(5) Consumption taxes, etc. …………… Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

(6) Consolidated taxation system …………… The Company adopts the consolidated taxation system.

(7) The Non-consolidated financial statements were partly prepared in accordance with the provisions of the Japanese Regulation of Financial Statements, subject to the rules governing exemptions for affiliates as stipulated in Paragraph 1, Article 48 of the Commercial Code Enforcement Regulations, and based on the provisions set forth in Article 200 of that Regulations.

2. Notes to the Non-consolidated Balance Sheet

| | | | |
|---|---|---|---|
| ( 1 ) | Short-term due from subsidiaries and affiliates | ¥88,138 | million |
| | Short-term due to subsidiaries and affiliates | ¥11,348 | million |
| | Long-term due from subsidiaries and affiliates | ¥64,600 | million |
| | Long-term due to subsidiaries and affiliates | ¥20,550 | million |
| ( 2 ) | Accumulated depreciation of property, plant and equipment | ¥2,221 | million |

( 3 ) Pursuant to the Law for Land Revaluation, the Company revaluates the land used for business activities. The resultant adjustment is reflected in "Surplus from land revaluation" in shareholders' equity of the accompanying balance sheet.

Date of revaluation …………… March 31, 2000

Method of revaluation …………… The land value for the revaluation was determined based on the market prices in the official notice of the Commissioner of National Tax Agency in accordance with Article 2, Paragraph 4 of the Enforcement Ordinance Concerning Land Revaluation, with reasonable adjustments taking into account of the distance of the property from the benchmark location where the related market price is established.

| | | | |
|---|---|---|---|
| ( 4 ) | Commitments and contingent Liabilities | | |
| | Debt guarantees | ¥217,881 | million |
| | Contingent liabilities based on debt assumption agreements | ¥21,700 | million |
| ( 5 ) | Net assets as stipulated in Paragraph 3, Article 124 of the Commercial Code Enforcement Regulations | ¥19,472 | million |

3. Notes to the Non-consolidated Statement of Operations

| | | | |
|---|---|---|---|
| ( 1 ) | Transactions with subsidiaries and affiliates | | |
| | Operating revenues | ¥22,089 | million |
| | Operating expenses | ¥685 | million |
| | Transactions other than operating transactions | ¥15,453 | million |
| ( 2 ) | Net income per share | ¥30.30 | |

(Amounts rounded down to the nearest million yen. )

## Proposed Appropriation of Retained Earnings

| Account title | Yen |
|---|---|

<Appropriation of Unappropriated Retained Earnings>

| Account title | Yen |
|---|---|
| Unappropriated retained earnings | 25,770,383,027 |
| **To be appropriated as follows:** | |
| Cash dividends | 12,715,768,305 |
| [15yen per share (including a special dividend of 3yen per share to commemorate the 100th anniversary of founding of Nippon Mining Holdings Group)] | |
| Bonuses to directors | 161,060,000 |
| Retained earnings carried forward to next period | 12,893,554,722 |

(Note) Cash dividends are calculated excluding 744,115 shares of treasury stock.

<Appropriation of Other Capital Surplus>

| Account title | Yen |
|---|---|
| Other capital surplus | 80,218,733,151 |
| Gains on reduction of capital reserve | 24,049,354,505 |
| Gains on disposition of treasury stock | 56,169,378,646 |
| **To be appropriated as follows:** | |
| Other capital surplus carried forward to next period | 80,218,733,151 |
| Gains on reduction of capital reserve | 24,049,354,505 |
| Gains on disposition of treasury stock | 56,169,378,646 |

Report of Independent Auditors on The Non-consolidated Financial Statements

(English Translation)

May 12, 2006

To the Board of Directors of
Nippon Mining Holdings, Inc.

ChuoAoyama PricewaterhouseCoopers

Seiichi Kurosawa
Representative and Engagement Partner
Certified Public Accountant

Kazuhiko Yamazaki
Representative and Engagement Partner
Certified Public Accountant

We have audited the financial statements of Nippon Mining Holdings, Inc. for the fourth fiscal year ended March 31, 2006 (April 1, 2005 through March 31, 2006), that included the balance sheet, the statement of operations, the Business Report (limited to accounting matters), the proposal for appropriation of retained earnings, and the supporting schedules (limited to accounting matters), pursuant to the provisions set forth in Paragraph 1, Article 2 of the former "Law Concerning Exceptions to the Commercial Code Related to Auditing of Joint Stock Companies". With regard to the Business Report and the supporting schedules, the scope of our audit was limited to accounting related matters mentioned therein based on the records in the book of accounts. The financial statements and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and supporting schedules based on our audits as an independent auditor.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supporting schedules are free of material misstatement. An audit includes examining, on a test basis, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements and supporting schedules. We believe that our audits provide a reasonable basis for our opinion. Our audit also includes audit procedures we considered necessary and thereby practiced on the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and statement of operations referred to above present fairly the financial position and the results of operations of the Company, and are in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) The Business Report (limited to accounting matters) referred to above present fairly the condition of the Company, and are in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3) The proposal for appropriation of retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) There are no exceptions to be cited herein concerning the supporting schedules (limited to accounting matters), that are not in conformity with the provisions of the former "Commercial Code".

Our firm and its engagement partners have no interest in the Company which should be disclosed pursuant to the provisions set forth in the Certified Public Accountants Law.

# Report of Board of Statutory Auditors (English Translation)

We, the Board of Statutory Auditors of Nippon Mining Holdings, Inc. (the "Company"), following a review and discussion of the individual reports made by each Statutory Auditor concerning the method and the results of the audit of the execution by Directors of their duties during the 4th fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006), prepared this Report and hereby submit our report as follows:

1. Outline of auditing method

In accordance with the audit standards established by the Board of Statutory Auditors, and in accordance with the audit policy and audit plans for the fiscal year ended March 31, 2006, each Statutory Auditor attended meetings of the Board of Directors and other important meetings, obtained reports from Directors, the internal audit division and other related persons on their execution of their duties, reviewed documents on important management approvals, and investigated the Company's operations and financial conditions. Also, to the extent necessary, each Statutory Auditor obtained reports from the Company's subsidiaries on their operational conditions, conducted on-site inspections to examine their operational and financial conditions, and communicated and exchanged information and opinions with statutory auditors of the subsidiaries. Moreover, each Statutory Auditor monitored and verified whether the accounting auditor had maintained independence and had conducted appropriate audits as a professional, obtained reports from them, and examined the financial statements and supporting schedules.

In addition to the above auditing methods, to the extent necessary, each Statutory Auditor requested reports from Directors and other related persons, and conducted detailed audits on Director's engagement in competing transactions; Director's engagement in transactions involving conflict of interests between Director and the Company; benefits offered by the Company without consideration; transactions with subsidiaries or shareholders engaged not in the ordinary course of business; and repurchase or disposal of the Company's treasury stock and other transactions.

2. Results of the Audit

This Board of Statutory Auditors finds:

(1) that the method and results of the audit conducted by ChuoAoyama PricewaterhouseCoopers, the accounting auditor, are appropriate;

(2) that the Business Report presents fairly the conditions of the Company, and are in conformity with the related laws and regulations and the Article of Incorporation;

(3) that there are no exceptions to be cited herein, in light of the financial condition of the Company and other related factors, concerning the proposed appropriation of retained earnings;

(4) that the supporting schedules state all matters that should be stated therein and there are no exceptions to be cited;

(5) that, regarding the execution by Directors of their duties, there are no instances of misconduct or material matters in violation of the laws and regulations or the Articles of Incorporation.

We did not find any violations by the directors in their execution of duties with respect to: Director's engagement in competing transactions; Director's engagement in transactions involving conflict of interests between Director and the Company; benefits offered by the Company without consideration; transactions with subsidiaries or shareholders engaged not in the ordinary course of business; and repurchase or disposal of the Company's treasury stock.

(6) that there are no exceptions to be cited herein concerning execution by Directors of their duties with respect to the internal control systems including compliance and risk management; and

(7) that, as a result of our inspections on the Company's subsidiaries as mentioned above, there is no exceptions to be cited herein concerning the execution by Directors of their duties.

17 May, 2006

Board of Statutory Auditors of Nippon Mining Holdings, Inc.

Sota Kobayashi, Full-time Statutory Auditor
Chihiro Yamaguchi, Full-time Statutory Auditor
Shinji Ono, Full-time Statutory Auditor
Shigeru Mase, Statutory Auditor

(Note) Auditors, Sota Kobayashi, Shinji Ono and Shigeru Mase, are outside auditors for the purpose of the provisions of Paragraph 1, Article 18 of the Law Concerning Exceptions to the former "Commercial Code Related to Auditing of Joint Stock Companies".

# Reference Documents for the Exercise of Voting Rights

**Agenda and supplementary information:**

**Item 1: Approval of proposed appropriation of retained earnings for the 4th business term ended March 31, 2006 (from April 1, 2005 to March 31, 2006).**

In consideration of its financial condition and business environment as well as its ability to maintain stable dividend payment and future use of retained earnings, the Company proposes to appropriate retained earnings for the business term ended March 31, 2006 as aforementioned in page 39 of this document.

The Company proposes to increase ordinary dividend by ¥2 per share to ¥12 per share and pay commemorative dividend of ¥3 per share on the occasion of the 100th anniversary of foundation of the Nippon Mining Group, for a total annual dividend of ¥15 per share.

The Company also proposes that bonuses in a combined amount of ¥161.06 million be paid to the thirteen (13) incumbent Directors as of the end of the 4th business term ended March 31, 2006, in consideration of the Group's consolidated business results and the Directors' contribution to the Group's performance. This item as related to the payment of bonuses to the Directors is intended to represent a proposal for approval of compensation payments, etc. as set forth in Article 361, Paragraph 1, Item 1 of the Corporate Law.

The Company proposes that the remaining portion of retained earnings be carried over to the next business term ending March 31, 2007.

**Item 2: Partial amendment of the Articles of Incorporation**

**1. Reasons for Amendments**

(1) The Company proposes the following amendments to the Articles of Incorporation in keeping with the notion of enhanced corporate autonomy as conceived in the Corporate Law (2005 Law No. 86) and related Ministry of Justice Ordinances:

(i) Deemed delivery of the Reference Documents for the Exercise of Voting Rights and other documents via the Internet (Article 14 of the amended Articles of Incorporation as proposed)
This proposed amendment is intended to enable the Company to provide/deliver the Reference Documents for the Exercise of Voting Rights and other documents via the Internet in order to increase convenience for its shareholders as well as to reduce expenses related to the Annual General Meeting of Shareholders.

(ii) Exercise of voting rights by proxy (Article 16 of the amended Articles of Incorporation as proposed)
This proposed amendment is intended to clarify the number of proxies and methods of exercising voting rights by proxy.

(iii) Deemed determination by the Board of Directors (Article 21 of the amended Articles of Incorporation as proposed)

This proposed amendment is intended to enable the Board of Directors to pass a resolution by means of written communication as necessary, in order to secure timely and efficient decision making by the Board of Directors.

(iv) Limited liability agreement with outside Statutory Auditors (Article 37 of the amended Articles of Incorporation as proposed)

This proposed amendment is intended to enable the Company to enter into a limited liability agreement with outside statutory auditors in order to facilitate recruitment of competent outside statutory auditors.

(v) Decision making body on matters related to the payment of dividends from retained earnings (Article 39 of the amended Articles of Incorporation as proposed)

This proposed amendment is intended to facilitate timely implementation of dividend and equity finance policies by allowing the Board of Directors to pass a resolution for a payment of dividend and other dispositions out of retained earnings, in addition to the authority of the General Meeting of Shareholders for determination thereof. This proposed amendment renders provisions of Article 5-2 and Article 37 of the current Articles of Incorporation superfluous, which the Company proposes to delete hereby.

(2) By way of this proposed amendment, the Company seeks to state definitively the deemed provisions of the Articles of Incorporation (organizational design, issuance of shares, administrator of shareholder register) that were provisionally included in the Articles of Incorporation following the enactment of the Corporate Law.

(3) The Company proposes to make necessary amendments to the Articles of Incorporation in order to ensure its consistency with the Corporate Law including deletion of the provisions that became inconsistent with the spirit of the Corporate Law or became irrelevant, amendment of terminology or description, and amendment of the referenced laws, regulations or clauses therein. The provisions of Articles 27, 28 and 36 of the proposed amended Articles of Incorporation correspond to and succeed the provisions of Articles 24, 25 and 34 of the current Articles of Incorporation respectively. Articles 27 and 28 of the proposed amended Articles of Incorporation have been approved by all Statutory Auditors.

**2. Particulars of Amendments**

Details of the proposed amendments are as follows:

The designations (1)(i) through (3) in the "Reason for amendment" column of the following table correspond to those in the preceding section of this document captioned "1. Reasons for amendments".

(Proposed amendments are underlined)

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Newly added) | (Corporate bodies)<br>Article 4 The Company shall have the following corporate organizational bodies and office of corporation in addition to the general meeting of shareholders and Directors:<br>(1) Board of Directors<br>(2) Statutory Auditors<br>(3) Board of Statutory Auditors<br>(4) Accounting Auditors | (2) |
| (Method of Public Notice)<br>Article 4 The Company shall make all public notifications by electronic means, provided that, in the event of occurrence of unavoidable circumstances, public notifications shall be made in the Nihon Keizai Shimbun newspaper. | (Method of Public Notice)<br>Article 5 (Unchanged) | |
| (Total Number of Shares to be Issued and Cancellation of Shares)<br>Article 5 The total number of shares authorized to be issued by the Company shall be three billion (3,000,000,000), provided, however, that if any shares are canceled, the number of shares authorized to be issued shall be reduced by the number of shares so canceled. | (Total Number of Authorized Shares)<br>Article 6 The total number of authorized shares to be issued by the Company shall be three billion (3,000,000,000). | (3) |
| (Acquisition of the Company's Own Shares)<br>Article 5-2 Pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code, the Company may purchase its own shares, subject to resolution by the Board of Directors. | (Deleted) | (1)(v) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Newly added) | (Issuance of Share Certificates)<br>Article 7 The Company shall issue share certificates representing the shares subscribed by its shareholders. | (2) |
| (Number of Shares Constituting One Unit; Shareholders' Right to Purchase Fractional Shares, etc.)<br>Article 6 The number of shares to constitute one (1) unit of shares of the Company shall be five hundred (500).<br>2 The Company shall not issue share certificates for shares less than one (1) unit.<br>3 Pursuant to the provisions set forth in the Company's Share Handling Rules, shareholders (including beneficial shareholders hereinafter), who have fractional shares in the Company, may request the Company to sell fractional shares which, if added to the fractional shares already held by the shareholder, will equal the number of shares constituting one unit of shares. | (Number of Shares of One Unit; Shareholders' Right to Demand Sale of Fractional Shares, etc.)<br>Article 8 The number of shares of a unit of shares of the Company shall be five hundred (500).<br>2 Notwithstanding the provisions of the preceding article, the Company shall not issue share certificates for a fraction of the number of shares of one unit.<br>3 Pursuant to the provisions set forth in the Company's Share Handling Rules, shareholders (including beneficial shareholders hereinafter) may request the Company to sell fractional shares which, if added to the fractional shares already held by the shareholder, will equal the number of shares constituting one unit of shares. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Transfer Agent)<br>Article 7 The Company shall have a transfer agent in respect of shares.<br>2 The transfer agent and its business office shall be designated by a resolution of the Board of Directors and notified publicly.<br>3 The register of shareholders (including the register of beneficial shareholders; the same shall be applicable hereinafter) and register of lost share certificates of the Company shall be kept at the business office of the transfer agent. Any matters relating to shares, such as registration of transfer of shares, notations or recordations to the register of beneficial shareholders, registration of pledges or indication of shares held in trust, the cancellation of any of the aforementioned, non-possession of share certificates, delivery of share certificates, purchase and buyback of shares less than one (1) unit and acceptance of notifications shall be handled by the transfer agent and not by the Company. | (Administrator of the register of shareholders)<br>Article 9 The Company shall have an administrator of the register of shareholders.<br>2 The administrator of the register of shareholders and its business office shall be determined by a resolution of the Board of Directors and notified publicly.<br>3 Compilation and keeping of the register of shareholders (including the register of beneficial shareholders; the same shall be applicable hereinafter), the register of stock acquisition rights and the register of lost share certificates of the Company, and other clerical processing related to the register of shareholders , the register of stock acquisition rights and the register of lost share certificates shall be handled by the administrator of the register of shareholders and not by the Company. | (2), (3) |
| (Share Handling Rules)<br>Article 8 Denominations of share certificates, registration of transfer of shares, notations or recordations to the register of beneficial shareholders, registration of pledges, indication of shares held in trust, non-possession of share certificates, reissuance of share certificates, purchase and buyback of shares less than one (1) unit, fees and any other matters concerning share handling shall be governed by the Share Handling Rules prescribed by the Board of Directors. | (Share Handling Rules)<br>Article 10 Denominations of share certificates, and handling of execution of shareholder rights, the Company's stock and stock acquisition rights, and commissions shall be governed by the Share Handling Rules prescribed by the Board of Directors. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Record Date)<br>Article 9 The shareholders of the Company recorded in the final register of shareholders as of March 31 each year shall be the shareholders who shall be entitled to exercise their rights at the ordinary general meeting of shareholders relating to the fiscal year ending on that day.<br>2 In addition to the preceding paragraph, the Company may set a record date as and when necessary by giving prior public notice thereof. | (Deleted) | (3) |
| (Convocation of General Meeting of Shareholders)<br>Article 10 An ordinary general meeting of shareholders shall be convened in June each year, and an extraordinary general meeting of shareholders shall be convened as and when necessary. | (Convocation of General Meeting of Shareholders)<br>Article 11 (Unchanged) | |
| (Newly added) | (Record Date for Ordinary General Meeting of Shareholders)<br>Article 12 The record date for determining shareholders with voting rights to be convened to the Company's ordinary general meeting of Shareholders shall be March 31 of each year. | (3) |
| (Chairman of General Meeting of Shareholders)<br>Article 11 The Chairman of the Company shall preside over the general meeting of shareholders. In case the Chairman is unable so to act, one of the other Directors in the order previously fixed by the Board of Directors shall take the place of the Chairman. | (Chairman of General Meeting of Shareholders)<br>Article 13 (Unchanged) | |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Newly added) | (Disclosure and Deemed delivery of the Reference Documents for the Exercise of Voting Rights and other documents via the Internet)<br>Article 14 As part of the procedure for the convocation of the General Meeting of Shareholders, the Company is deemed to have completed its disclosure obligations if it posts on the Internet the information that are required to be disclosed in the Reference Documents for the Exercise of Voting Rights, Business Report, non-consolidated financial statements and consolidated financial statements in accordance with the Ministerial Ordinances of the Ministry of Justice. | (1)(i) |
| (Method of Resolution by General Meeting of Shareholders)<br>Article 12 Unless otherwise provided for by laws or ordinances or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present at the meeting.<br>2 Special resolutions of a general meeting of shareholders pursuant to Article 343 of the Commercial Code shall be adopted by no less than two-thirds (2/3) of voting rights of the shareholders present at the meeting, at which the shareholders holding no less than one-third (1/3) of the voting rights of all shareholders are present. | (Method of Resolution by General Meeting of Shareholders)<br>Article 15 Unless otherwise provided for by the laws or ordinances or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders who are entitled to exercise voting rights and are present at the meeting.<br>2 Resolutions of a general meeting of shareholders pursuant to Article 309, Paragraph 2 of the Corporate Law shall be adopted by no less than two-thirds (2/3) of voting rights of the shareholders present at the meeting, at which the shareholders holding no less than one-third (1/3) of the voting rights of all shareholders who are entitled to exercise the voting rights are present. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Voting by Proxy)<br>Article 13 In case a shareholder desires to exercise his vote by proxy, such proxy must be a shareholder of the Company entitled to vote. | (Voting by Proxy)<br>Article 16 A shareholder of the Company may exercise his/her voting rights by using one (1) proxy who shall be another shareholder who has voting rights in the Company.<br>2 Shareholders or their proxies shall submit to the Company a document evidencing the authority of a proxy for each general meeting of shareholders. | (1)(ii) |
| (Number of Directors)<br>Article 14 The Company shall have not more than thirteen (13) Directors. | (Number of Directors)<br>Article 17 The number of Directors of the Company shall be no more than thirteen (13). | (3) |
| (Election of Directors)<br>Article 15 Directors shall be elected at a general meeting of shareholders.<br>2 Directors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the voting rights of all the shareholders of the Company shall be present.<br>3 Cumulative voting shall not be used for the election of Directors. | (Election of Directors)<br>Article 18 (Unchanged)<br>2 Directors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the voting rights of all shareholders who are entitled to exercise their voting rights shall be present.<br>3 (Unchanged) | (3) |
| (Term of Office of Directors)<br>Article 16 The term of office of a Director shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within one (1) year after the assumption of office by the Director. | (Term of Office of Directors)<br>Article 19 The term of office of a Director shall expire at the close of the ordinary general meeting of shareholders relating to the last business year that ends within one (1) year after his/her election as the Director. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Authority of Board of Directors)<br>Article 17 The Board of Directors shall make decisions on such matters as are prescribed by the laws and ordinances or these Articles of Incorporation and other important matters relating to the management of the Company. | (Deleted) | (3) |
| (Notice for Convening Board of Directors' Meeting)<br>Article 18 Notice for convening a meeting of the Board of Directors shall be sent at least two (2) days prior to the date set for such meeting, provided that in case of an emergency, such period may be shortened.<br>2 A meeting of Board of Directors may be held without any procedures for convening such meeting, if all Directors and Statutory Auditors so agree. | (Notice for Convening Board of Directors' Meeting)<br>Article 20 (Unchanged)<br>2 (Unchanged) | |
| (Newly added) | (Deemed Determination by the Board of Directors)<br>Article 21 A resolution is deemed to have been made by the Board of Directors on matters within their authority if requirements provided for by Article 370 of the Corporate Law are satisfied. | (1)(iii) |
| (Election of Representative Directors)<br>Article 19 The Directors who represent the Company shall be elected by resolutions of the Board of Directors. | (Appointment of Representative Directors)<br>Article 22 Representative directors shall be appointed by resolutions of the Board of Directors. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
| --- | --- | --- |
| (Directors with Specific Titles)<br>Article 20 The Company shall have one (1) Chairman and one (1) President, who shall be elected by a resolution of the Board of Directors.<br>2 In case it is necessary for conducting the Company's business, the Company may, by a resolution of the Board of Directors, have one (1) or more Executive Vice Chairmen, Executive Vice Presidents, Senior Managing Directors and Managing Directors. | (Directors with Specific Titles)<br>Article 23 (Unchanged)<br>2 (Unchanged) | |
| (Senior Advisors and Senior Counselors)<br>Article 21 The Company may, by a resolution of the Board of Directors, have Senior Advisors and Senior Counselors. | (Senior Advisors and Senior Counselors)<br>Article 24 (Unchanged) | |
| (Regulations of Board of Directors)<br>Article 22 The Board of Directors shall be governed by the Regulations of the Board of Directors to be prescribed by the Board of Directors, as well as by these Articles of Incorporation. | (Regulations of Board of Directors)<br>Article 25 (Unchanged) | |
| (Directors' Remuneration)<br>Article 23 Directors' remuneration shall be determined by a resolution of the general meeting of shareholders | (Directors' Remuneration, etc.)<br>Article 26 Directors' remuneration, bonuses and other financial benefits they receive from the Company in consideration of their execution of duties (hereafter "remuneration, etc.") shall be determined by a resolution of the general meeting of shareholders. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Release of Liabilities of Directors)<br>Article 24 The Company may, by a resolution of the Board of Directors, release Directors (including ex-Directors) from liabilities for their conduct as described in Article 266, Paragraph 1, Item 5 of the Commercial Code subject to the limitations set forth in Article 266, Paragraphs 12, 17 and 18 of the Commercial Code, so long as they were performing their duties in good faith and without gross negligence. | (Release of Liabilities of Directors)<br>Article 27 The Company may, by a resolution of the Board of Directors, release Directors (including ex-Directors) from liabilities as described in Article 423, Paragraph 1 of the Corporate Law subject to the limitations set forth in Article 426, Paragraph 1 of the Corporate Law, so long as they were performing their duties in good faith and without gross negligence. | (3) |
| (Agreement Limiting Liabilities of Outside Directors)<br>Article 25 The Company may enter into an agreement with Outside Directors (as such term is defined in Article 188, Paragraph 2, Item 7-2 of the Commercial Code) holding them harmless for such damages as the Company may thereafter suffer as a result of their conduct as described in Article 266, Paragraph 1, Item 5 of the Commercial Code, within the greater of an amount fixed in advance at not less than five million yen (¥5,000,000) or the total of the amounts set forth in the respective Items in Article 266, Paragraph 19 of the Commercial Code, so long as they were performing their duties in good faith and without gross negligence. | (Agreement Limiting Liabilities of Outside Directors)<br>Article 28 The Company may enter into an agreement with Outside Directors with respect to the liabilities as described in Article 423, Paragraph 1 of the Corporate Law holding them harmless for damages caused by them in excess of the greater of an amount fixed in advance at not less than five million yen (¥5,000,000) or the amount set forth in Article 427, Paragraph 1 of the Corporate Law, so long as they were performing their duties in good faith and without gross negligence. | (3) |
| (Number of Statutory Auditors)<br>Article 26 The Company shall have not more than four (4) Statutory Auditors. | (Number of Statutory Auditors)<br>Article 29 The number of Statutory Auditors of the Company shall be no more than four (4). | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Election of Statutory Auditors)<br>Article 27 Statutory Auditors shall be elected at a general meeting of shareholders.<br>2 Statutory Auditors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the voting rights of all the shareholders of the Company shall be present. | (Election of Statutory Auditors)<br>Article 30 (Unchanged)<br><br>2 Statutory Auditors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the voting rights of all the shareholders who are entitled to exercise their voting rights shall be present. | (3) |
| (Term of office of Statutory Auditors)<br>Article 28 The term of office of a Statutory Auditor shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within four (4) years after the assumption of office by the Statutory Auditor.<br>2 The term of office of a Statutory Auditor elected to fill a vacancy shall expire at such time as the term of office of such Statutory Auditor's predecessor would have expired. | (Term of office of Statutory Auditors)<br>Article 31 The term of office of a Statutory Auditor shall expire at the close of the ordinary general meeting of shareholders relating to the last business year that ends within four (4) years after his/her election as the Statutory Auditor.<br>2 The term of office of the Statutory Auditor, who is elected to fill a vacancy of a Statutory Auditor who retired before the expiration of his/her term of office, shall terminate when the term of office of his/her predecessor would have otherwise terminated. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Authority of Board of Statutory Auditors)<br>Article 29 The Board of Statutory Auditors may make decisions on the audit principles for the Company, the methods for the investigation of the status of business affairs and assets of the Company and other matters relating to the performance of the duties of the Statutory Auditors, as well as on such matters as are prescribed by the laws and ordinances or these Articles of Incorporation, provided, however, that such decisions may not preclude the exercise by each Statutory Auditor of its power. | (Deleted) | (3) |
| (Notice for Convening Board of Statutory Auditors' Meeting)<br>Article 30 Notice for convening a meeting of the Board of Statutory Auditors shall be sent at least two (2) days prior to the date set for such meeting, provided that in case of an emergency, such period may be shortened.<br>2 A meeting of Board of Statutory Auditors may be held without any procedures for convening such meeting, if all Statutory Auditors so agree. | (Notice for Convening Board of Statutory Auditors' Meeting)<br>Article 32 (Unchanged)<br>2 (Unchanged) | |
| (Regulations of Board of Statutory Auditors)<br>Article 31 The Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be prescribed by the Board of Statutory Auditors, as well as by these Articles of Incorporation. | (Regulations of Board of Statutory Auditors)<br>Article 33 (Unchanged) | |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Full-time Statutory Auditors)<br>Article 32 Statutory Auditors shall appoint one (1) or more full-time Statutory Auditors from among them. | (Full-time Statutory Auditors)<br>Article 34 The Board of Statutory Auditors shall, by its resolution, appoint one (1) or more full-time Statutory Auditors. | (3) |
| (Statutory Auditors' Remuneration)<br>Article 33 Statutory Auditors' remuneration shall be determined by a resolution of the general meeting of shareholders. | (Statutory Auditors' Remuneration, etc.)<br>Article 35 Statutory Auditors' remuneration, etc. shall be determined by a resolution of the general meeting of shareholders. | (3) |
| (Release of Liabilities of Statutory Auditors)<br>Article 34 The Company may, by a resolution of the Board of Directors, release Statutory Auditors (including ex-Statutory Auditors) from liabilities for their conduct subject to the limitation set forth in Article 266, Paragraph 12 of the Commercial Code, such Paragraph being applicable mutatis mutandis pursuant to Article 280, Paragraph 1 and Article 266, Paragraph 18 of said Code, so long as they were performing their duties in good faith and without gross negligence. | (Release of Liabilities of Statutory Auditors)<br>Article 36 The Company may, by a resolution of the Board of Directors, release Statutory Auditors (including ex-Statutory Auditors) from liabilities as described in Article 423, Paragraph 1 of the Corporate Law subject to the limitation set forth in Article 426, Paragraph 1 of the Corporate Law, so long as they were performing their duties in good faith and without gross negligence. | (3) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Newly added) | (Agreement Limiting Liabilities of Outside Statutory Auditors)<br>Article 37 The Company may enter into an agreement with Outside Statutory Auditors with respect to the liabilities as described in Article 423, Paragraph 1 of the Corporate Law, holding them harmless for damages caused by them in excess of the greater of an amount fixed in advance at not less than five million yen (¥5,000,000) or the amount set forth in Article 427, Paragraph 1 of the Corporate Law, so long as they were performing their duties in good faith and without gross negligence. | (1)(iv) |
| (Closing of Accounts)<br>Article 35 The date of the closing of the accounts of the Company shall be March 31 of each year. | (Business Year)<br>Article 38 The business year of the Company shall be one (1) year from April 1 of each year to March 31 of the following year. | (3) |
| (Newly added) | (Decision Making Body on Matters Related to the Payment of Dividends and Other Dispositions from Retained Earnings)<br>Article 39 The dividends to be paid out of retained earnings and other matters set forth in Article 459, each of Items of Paragraph 1 of the Corporate Law, may be determined by a resolution of the Board of Directors, unless otherwise stipulated in laws or ordinances. | (1)(v) |

| Current provisions of the Articles of Incorporation | Proposed amendments | Reason for amendment |
|---|---|---|
| (Payment of Dividends)<br><br>Article 36 Dividends to the shareholders of the Company shall be paid in accordance with the final register of shareholders as of the date of the closing of accounts each year. | (Record date for the Payment of Dividends)<br>Article 40 The record date for the payment of dividends shall be March 31 and September 30 of each year.<br><br>2 In addition to the preceding paragraph, the Company may set another record date(s) for the payment of dividends out of retained earnings. | (3) |
| (Interim Dividends)<br>Article 37 The Company may, by a resolution of the Board of Directors, make a cash distribution under the provisions of Article 293-5 of the Commercial Code to the shareholders or registered pledgees noted or recorded on the final register of shareholders as of September 30 each year. | (Deleted) | (1)(v) |
| (Limitation Period for Dividend, etc.)<br>Article 38 The Company shall be relieved of its obligation to pay any dividend to the shareholders or to make any cash distribution under the preceding Article upon expiration of three (3) full years from the date of tender of such payment. | (Limitation Period for Dividend)<br>Article 41 The Company shall be relieved of its obligation to pay dividends upon expiration of three (3) full years from the date of tender of such payment, provided that such payment is proposed to be made in cash. | (3) |

**Item 3: Election of ten (10) Directors**

The term of office of all of the thirteen (13) Directors is to expire at the conclusion of this General Meeting of Shareholders. Accordingly, the Company proposes election of ten (10) Directors.

The nominees for the directorship are as follows:

| Nominee No. | Name (Date of birth) | Personal history and positions at other companies | Number of shares held | Interested party transactions with the Company |
|---|---|---|---|---|
| 1 | Yasuyuki Shimizu (November 24, 1938) | April 1961 Joined Nippon Mining Co., Ltd.<br>November 1988 Vice President, Gould Inc.<br>June 1989 Director, Nippon Mining Co., Ltd. (Retired June 1995)<br>July 1992 Senior Vice President, Gould Inc.<br>June 1995 Managing Director, in supervision of Corporate Management Division, Nippon Mining & Metals Co., Ltd.<br>June 1996 Senior Managing Director, Nippon Mining & Metals Co., Ltd.<br>April 1999 Vice President and Representative Director, Nippon Mining & Metals Co., Ltd.<br>April 2000 Director, Nippon Mining & Metals Co., Ltd. (Retired June 2001)<br>President and Representative Director, Toho Titanium Co., Ltd. (Retired June 2002)<br>June 2002 Vice Chairman and Representative Director, Nippon Mining & Metals Co., Ltd.<br>September 2002 Chairman and Representative Director, Nippon Mining & Metals Co., Ltd. (Retired June 2003)<br>June 2003 President and Representative Director, Nippon Mining Holdings, Inc. (to date) | 59,280 shares | None |
| 2 | Mitsunori Takahagi (December 3, 1940) | April 1964 Joined Nippon Mining Co., Ltd.<br>June 1994 Director in supervision of Industrial Energy Department, Japan Energy Corporation<br>January 1996 In supervision of Lubricants Department, Japan Energy Corporation<br>June 1996 General Manager of Osaka Branch Office, Japan Energy Corporation<br>June 1998 Managing Director and General Manager of Tokyo Branch Office, Japan Energy Corporation<br>June 1999 Director and Executive Corporate Officer, Japan Energy Corporation<br>Group General Manager, Managerial Staff Group, and Advisor to Chief Officer, Corporate Principles Headquarters, Japan Energy Corporation<br>April 2001 Deputy Chief Officer, Corporate Principles Headquarters, Japan Energy Corporation<br>June 2001 Senior Executive Corporate Officer, Japan Energy Corporation<br>April 2002 President and Representative Director, Japan Energy Corporation<br>September 2002 Director, Nippon Mining Holdings, Inc. (to date)<br>April 2003 President and Representative Director, Japan Energy Corporation (to date)<br>(Representative positions at other companies)<br>President and Representative Director, Japan Energy Corporation<br>Chairman and Representative Director, Japan Energy Development Co., Ltd.<br>Chairman and Representative Director, Abu Dhabi Oil Co., Ltd. (Japan)<br>Chairman, Petroleum Energy Center | 61,770 shares | None |

| Nominee No. | Name (Date of birth) | Personal history and positions at other companies | Number of shares held | Interested party transactions with the Company |
|---|---|---|---|---|
| 3 | Kazuo Oki (September 15, 1945) | April 1970 Joined Nippon Mining Co., Ltd.<br>June 1994 General Manager, Technology Department of O&E Components Division, Japan Energy Corporation<br>October 1996 Deputy General Manager, Technology & Intellectual Property Administration Department, Japan Energy Corporation (Retired the company in March 1997)<br>April 1997 Associate Director and General Manager of Technology Department, Corporate Planning Division, Nippon Mining & Metals Co., Ltd.<br>June 1998 Director and General Manager of Kurami Works, Nippon Mining & Metals Co., Ltd.<br>April 1999 Senior Executive Officer and General Manger, Metal Fabrication Division, Nippon Mining & Metals Co., Ltd.<br>April 2000 Managing Director, Nippon Mining & Metals Co., Ltd.<br>April 2001 Representative Director and Senior Managing Director, Nippon Mining & Metals Co., Ltd.<br>June 2001 President and Representative Director, Nippon Mining & Metals Co., Ltd. (Retired June 2005)<br>September 2002 Director, Nippon Mining Holdings, Inc. (to date)<br>June 2005 In charge of Technology & Development Group, Nippon Mining Holdings, Inc. (to date) | 47,710 shares | None |
| 4 | Fumio Ito (January 5, 1949) | July 1971 Joined Nippon Mining Co., Ltd.<br>April 1995 Deputy General Manager, Legal Department , Japan Energy Corporation<br>April 1997 General Manager, Legal Department, Japan Energy Corporation<br>June 1999 Associate Director, Japan Energy Corporation<br>April 2002 Deputy General Manager, General Administration Group, Japan Energy Corporation<br>June 2002 Executive Officer, Japan Energy Corporation (Retired September 2002)<br>September 2002 Director, Nippon Mining Holdings, Inc. (to date) In charge of legal affairs, General Administration Group, Nippon Mining Holdings, Inc. (to date)<br>April 2006 In charge of Internal Control Promotion Department, Nippon Mining Holdings, Inc. (to date) | 17,770 shares | None |
| 5 | Kiyonobu Sugiuchi (May 16, 1949) | April 1973 Joined Nippon Mining Co., Ltd.<br>April 1995 Deputy General Manager, Control Department, Japan Energy Corporation<br>June 1999 General Manager, Control Department, Managerial Staff Group, Japan Energy Corporation<br>April 2001 Associate Director, Japan Energy Corporation (Retired March 2003)<br>September 2002 Senior Officer, Nippon Mining Holdings, Inc. In charge of management, Planning & Management Group, Nippon Mining Holdings, Inc. (to date) In charge of audit, Audit Group, Nippon Mining Holdings, Inc.<br>April 2004 In charge of finance, Financial Group, Nippon Mining Holdings, Inc. (to date)<br>June 2004 Director, Nippon Mining Holdings, Inc. (to date)<br>April 2006 In charge of Internal Control Promotion Department, Nippon Mining Holdings, Inc. (to date)<br>(Representative positions at other companies)<br>President and Representative Director, Nippon Mining Finance Co., Ltd. | 13,270 shares | None |

| Nominee No. | Name (Date of birth) | Personal history and positions at other companies | | Number of shares held | Interested party transactions with the Company |
|---|---|---|---|---|---|
| 6 | Nobuyuki Yamaki, (June 21, 1951) | April 1975 | Joined Nippon Mining Co., Ltd. | 20,580 shares | None |
| | | April 1994 | Transferred to Nippon Mining & Metals Co., Ltd.<br>General Manager, General Administration Department, Nippon Mining & Metals Co., Ltd. | | |
| | | April 1997 | Deputy General Manager, General Administration Department, Nippon Mining & Metals Co., Ltd. | | |
| | | April 1998 | Deputy General Manager, Corporate Management Division (in charge of IR), Nippon Mining & Metals Co., Ltd. | | |
| | | April 1999 | Manager, Secretariat Section, Corporate Management Division, Nippon Mining & Metals Co., Ltd. | | |
| | | April 2001 | Executive Officer, Nippon Mining & Metals Co., Ltd.<br>In charge of general affairs, Corporate Support Division, Nippon Mining & Metals Co., Ltd. | | |
| | | May 2001 | status of executive officer, Nippon Mining & Metals Co., Ltd. (Retired September 2002)<br>In charge of Corporate Team, Executive Office, Nippon Mining & Metals Co., Ltd. | | |
| | | September 2002 | Senior Officer, Nippon Mining Holdings, Inc. (to date)<br>In charge of IR and human resources, General Administration Group, Nippon Mining Holdings, Inc. (to date) | | |
| | | April 2005 | Secretary-General, Nippon Mining Management College, Nippon Mining Holdings, Inc. (to date) | | |
| 7 | Isao Matsushita (April 3, 1947) | April 1970 | Joined Nippon Mining Co., Ltd. | 20,000 shares | None |
| | | June 1996 | General Manager, Petroleum Overseas Department, Japan Energy Corporation | | |
| | | June 1998 | Associate Director, Japan Energy Corporation<br>General Manager, Finance Department, Japan Energy Corporation | | |
| | | April 2001 | Corporate Officer, Japan Energy Corporation (Retired September 2002)<br>Deputy General Manager, Managerial Staff Group, Japan Energy Corporation | | |
| | | September 2002 | Director, Nippon Mining Holdings, Inc.<br>In charge of finance, Financial Group, Nippon Mining Holdings, Inc. | | |
| | | June 2003 | Managing Director, Nippon Mining Holdings, Inc. | | |
| | | April 2004 | Director, Nippon Mining Holdings, Inc. (Retired June 2004)<br>Executive Corporate Officer, Japan Energy Corporation<br>In supervision of Supply Coordination Department, Logistics Department, Crude Oil and Products Acquisition Department, Japan Energy Corporation | | |
| | | June 2004 | Director, Japan Energy Corporation (to date) | | |
| | | April 2005 | Senior Executive Corporate Officer, Japan Energy Corporation (to date)<br>In supervision of Marketing Planning Department, Sales Department, Commercial Sales Department, Petroleum Retail Marketing Department and LP Gas Department, Japan Energy Corporation (to date) | | |

| Nominee No. | Name (Date of birth) | Personal history and positions at other companies | Number of shares held | Interested party transactions with the Company |
|---|---|---|---|---|
| 8 | Masanori Okada (September 27, 1946) | April 1970 Joined Nippon Mining Co., Ltd.<br>June 1995 General Manager, Copper Foil Marketing Department, Electronic Materials Division, Japan Energy Corporation<br>June 1997 General Manager, Planning Department, Electronic Materials Division, Japan Energy Corporation<br>June 1998 Associate Director, Japan Energy Corporation<br>General Manager, Coordination Department, Electronic Materials Division, Japan Energy Corporation<br>June 1999 General Manager in charge of Control & Coordination, Electronic Materials Group, Japan Energy Corporation<br>April 2001 Corporate Officer, Group General Manager, Electronic Materials Group and Advisor to Chief Officer, Corporate Principles Headquarters, Japan Energy Corporation<br>June 2002 President and Representative Director, Nikko Materials Co., Ltd. (to date)<br>September 2002 Director, Japan Energy Corporation<br>General Manager of Electronic Material Division, Japan Energy Corporation<br>Director, Nippon Mining Holdings, Inc. (to date)<br>June 2005 President and Representative Director, Nippon Mining & Metals Co., Ltd.<br>April 2006 President and Representative Director, Nippon Mining & Metals Co., Ltd. (to date)<br>(Representative positions at other companies)<br>President and Representative Director, Nippon Mining & Metals Co., Ltd. | 38,000 shares | None |
| 9 | Toru Kihara (May 2, 1947) | April 1971 Joined Nippon Mining Co., Ltd.<br>April 1994 Transferred to Nippon Mining & Metals Co., Ltd.<br>April 1995 General Manager, Corporate Coordination Department in charge of Finance & Accounting, Nippon Mining & Metals Co., Ltd.<br>June 1997 Associate Director, Nippon Mining & Metals Co., Ltd.<br>April 1999 Executive Officer, Nippon Mining & Metals Co., Ltd.<br>June 2000 Director (Retired September 2002)<br>In charge of Corporate Management Department, Planning & Coordination Division, Nippon Mining & Metals Co., Ltd.<br>May 2001 Leader, Finance & Accounting Team, Nippon Mining & Metals Co., Ltd.<br>September 2002 Director, Nippon Mining Holdings, Inc. (to date)<br>In charge of planning, Planning & Management Group, Nippon Mining Holdings, Inc. (to date)<br>April 2006 Corporate Officer and Director, Nippon Mining & Metals Co., Ltd. (to date)<br>In supervision of Management & Planning Department and Auditing Department, Nippon Mining & Metals Co., Ltd. (to date) | 17,430 shares | None |

| Nominee No. | Name (Date of birth) | Personal history and positions at other companies | Number of shares held | Interested party transactions with the Company |
|---|---|---|---|---|
| 10 | Yukio Uchida (January 20, 1951) | April 1973 Joined Nippon Mining Co., Ltd.<br>April 1995 Deputy General Manager, Planning & Coordination Department, Japan Energy Corporation<br>June 1999 General Manager of Planning Department, Managerial Staff Group, Japan Energy Corporation<br>April 2001 Associate Director, Japan Energy Corporation (Retired March 2003)<br>September 2002 General Manager, Corporate Planning & Control Department, Japan Energy Corporation<br>Senior Officer, Nippon Mining Holdings, Inc.<br>In charge of planning, Planning & Management Group, Nippon Mining Holdings, Inc. (to date)<br>April 2003 Corporate Officer, Japan Energy Corporation<br>In charge of Corporate Planning & Control Department, Japan Energy Corporation<br>April 2004 Executive Corporate Officer, Japan Energy Corporation (to date) in supervision of Corporate Planning & Control Department, Account & Tax Department, Information System Department, and Auditing Department, Japan Energy Corporation (to date)<br>June 2004 Director, Nippon Mining Holdings, Inc. (to date)<br>April 2005 In supervision of Auditing Department, Japan Energy Corporation (to date)<br>June 2005 Director, Japan Energy Corporation (to date)<br>(Representative positions at other companies)<br>President and Representative Director, Kyodo Terminal Co., Ltd.<br>President and Representative Director, Kashima Aromatics Co., Ltd. | 17,000 shares | None |

(Notes)

1. Nippon Mining Co., Ltd. changed its corporate name to "Nikko Kyodo Co., Ltd." in December 1992, to "Japan Energy Corporation" in December 1993, and to "Japan Energy Electronic Materials, Inc." in April, 2003.
2. In April, 2003, Japan Energy Electronic Materials Inc. (former corporate name: Japan Energy Corporation) created and spun off a division engaging mainly in petroleum related businesses, which was succeeded by a newly established subsidiary "Japan Energy Corporation". Japan Energy Electronic Materials, Inc. merged with the Company in October 2003 before being dissolved.
3. In April 2006, Nippon Mining & Metals Co., Ltd. was merged by the Company after it spun off its copper, environmental recycling and technological development businesses to be succeeded by Nikko Materials Co., Ltd., and Nikko Materials Co., Ltd. merged Nikko Metal Manufacturing Co., Ltd. and changed its name to Nippon Mining & Metals Co., Ltd.

**Item 4: Election of two (2) Statutory Auditors**

Statutory Auditors, Chihiro Yamaguchi and Shigeru Mase will retire at the conclusion of this General Meeting of Shareholders. Accordingly, the Company proposes election of two (2) Statutory Auditors. The nominees for the auditorship are as follows:

Shigetake Ogata is a candidate for outside Statutory Auditor. Consent of the Board of Statutory Auditors has been obtained for this proposal.

| Nominee No. | Name (Date of birth) | Personal history and positions at other companies | | Number of shares held | Interested party transactions with the Company |
|---|---|---|---|---|---|
| 1 | Koichi Seno (February 9, 1943) | April 196 | Joined Nippon Mining Co., Ltd. | 39,770 shares | None |
| | | June 1995 | Associate Director, Japan Energy Corporation | | |
| | | June 1996 | Deputy General Manager of Mizushima Oil Refinery, Japan Energy Corporation | | |
| | | June 1997 | Director, Japan Energy Corporation (Retired June 1999) | | |
| | | June 1998 | General Manager of Mizushima Oil Refinery, Japan Energy Corporation | | |
| | | June 1999 | Corporate Officer, Japan Energy Corporation (Retired June 2000) | | |
| | | June 2000 | Managing Director, Kashima Oil Co., Ltd. | | |
| | | April 2002 | Director, Kashima Oil Co., Ltd.<br>Senior Executive Corporate Officer, Japan Energy Corporation<br>Group General Manager, Managerial Staff Group and Deputy Chief Officer, Corporate Principles Headquarters, Japan Energy Corporation | | |
| | | June 2002 | Director, Japan Energy Corporation | | |
| | | September 2002 | In supervision of Corporate Planning & Control Department and Auditing Department, Japan Energy Corporation | | |
| | | October 2002 | In supervision of Business Development Department, Japan Energy Corporation | | |
| | | April 2003 | Director, Japan Energy Corporation (to date), Senior Executive Corporative Officer in supervision of Corporate Planning & Control Department, Auditing Department, General Administration Department, and Business Development Department, Japan Energy Corporation | | |
| | | July 2003 | In Supervision of Petrochemicals Department, Japan Energy Corporation | | |
| | | April 2004 | Executive Vice President, Japan Energy Corporation (Retired April 2006)<br>In Supervision of Business Development Department, Purchasing Department, and Credit Department, Japan Energy Corporation (to date)<br>President and Representative Director, Kashima Oil Co., Ltd. (to date) | | |
| | | April 2005 | In Supervision of Business Development Department, Japan Energy Corporation | | |
| | | June 2005 | Director, Nippon Mining Holdings, Inc. (to date) | | |
| | | (Representative positions at other companies) | President and Representative Director, Kashima Oil Co., Ltd. | | |

| Nominee No. | Name (Date of birth) | Personal history and positions at other companies | | Number of shares held | Interested party transactions with the Company |
|---|---|---|---|---|---|
| 2 | Shigetake Ogata (June 4, 1934) | April 1960 | Appointed as public prosecutor of the Tokyo District Public Prosecutors Office | 0 shares | None |
| | | July 1993 | Director-General of the Public Security Intelligence Agency | | |
| | | July 1995 | Superintendent public prosecutor of Sendai High Public Prosecutors Office | | |
| | | June 1996 | Superintendent public prosecutor of Hiroshima High Public Prosecutors Office | | |
| | | June 1997 | Retired from the post of public prosecutor<br>Registered as a lawyer | | |
| | | July 1998 | Statutory Auditor, Taiyo Life Insurance Company (to date) | | |
| | | June 2001 | Statutory Auditor, Kobe Steel Ltd. (to date) | | |
| | | October 2005 | Statutory Auditor, Mitsubishi UFJ Trust and Banking Corporation (to date) | | |

(Notes)

1. Nippon Mining Co., Ltd. changed its corporate name to "Nikko Kyodo Co., Ltd." in December 1992, to "Japan Energy Corporation" in December 1993, and to "Japan Energy Electronic Materials, Inc." in April 2003.
2. In April 2003, Japan Energy Electronic Materials Inc. (former corporate name: Japan Energy Corporation) created and spun off a division engaging mainly in petroleum related businesses, which was succeeded by a newly established subsidiary "Japan Energy Corporation". Japan Energy Electronic Materials, Inc. merged with the Company in October 2003 before being dissolved.

**Item 5: Change to the amount of Directors' compensation and determination of Directors' compensation in the form of stock acquisition rights as stock options.**

**(Reasons for the Proposal)**

1 As a result of the implementation of the Corporate Law, the Company is no longer able to determine Directors' bonuses by way of the statement of appropriation of retained earnings. Accordingly the Company proposes that directors' bonuses be made payable within the limits of the total amount of Directors' compensation approved by the General Meeting of Shareholders, and therefore proposes the following changes for approval.

2 With regard to the compensation program for Directors and officers of the Company and core subsidiaries of the Nippon Mining Group, the Company has made revisions to its compensation program in 2005 including the abolishment of the retirement benefits scheme that offers fixed compensations, and adopted a new system whereby part of the amount equivalent to the retirement benefits has been replaced by the granting at no cost of stock acquisition rights as stock options linked to the Company's stock prices.

Under the newly implemented Corporate Law, stock acquisition rights as stock options issued to the Company's Directors are deemed to be part of directors' compensations. In addition, "Accounting

Standard No.8, Accounting Standard for Stock Options" published on December 27, 2005 by the Accounting Standards Board of Japan established that the cost of stock options be recognized as an expense. In light of these, the Company also asks for an approval of a separate form of compensation not covered by the total amount of directors' compensations in the aforementioned paragraph 1, for the purpose of issuing stock acquisition rights as stock options to the Company's Directors.

Pursuant to the provisions set forth in the Corporate Law, issuance of stock acquisition rights as stock options to persons other than the Company's Directors shall be resolved by the Company's Board of Directors.

**(Particulars of the Proposed Amendments)**

1 Currently, the maximum amount of total compensation payable to the Company's Directors is limited to ¥30 million per month, as approved at the time of the founding of the Company. The Company proposes to restate the maximum amount on annual basis and to set ¥600 million as the maximum amount of compensation payable to Directors annually so that Directors' bonuses can be paid within such limit approved by the General Meeting of Shareholders.

An aggregate annual amount of maximum ¥240 million, out of the aforementioned ¥600 million, may be payable as bonuses to the Directors who served during the relevant business year, where actual amount of payment will be determined based on the consolidated business results of the Group, and determinations as to payment/non-payment of bonuses, amount of bonuses to be paid to each Director and timing of payment will be made by the resolution of the Board of Directors.

2 Separate from the revised aggregated amount of directors' compensation in the preceding Paragraph, the Company recommends an approval of the issuance of the following stock acquisition rights as stock options to the Company's Directors in an aggregate annual amount of maximum ¥80 million:

(1) Number of units of stock acquisition rights

Maximum 300 units of stock acquisition rights may be issued each business year.

(2) Number of underlying shares

The maximum number of ordinary shares of the Company that the holders of stock acquisition rights can receive upon the exercise of the rights issued each business year shall be 150,000 shares of common stock. The number of underlying shares available for a unit of stock acquisition right shall be 500.

In case it is deemed appropriate to change the number of shares by way of stock split (including allotment of shares at no cost), reverse stock split, and other means, the Company shall make necessary adjustments.

(3) Amount payable upon exercise of stock acquisition rights

The purchase price of shares of common stock acquired pursuant to the exercise of stock acquisition rights shall be paid in cash, and the amount of such payment shall be computed by taking the number of underlying shares and multiplying it by the exercise price of one yen (¥1.00) per share.

(4) Exercise period

Stock acquisition rights shall be exercisable within 20 years starting from the day immediately following the day on which the stock acquisition rights are granted.

(5) Restriction on transfer of stock acquisition rights

Transfer of stock acquisition rights shall require an approval of the Board of Directors.

(6) Terms and conditions for the exercise of stock acquisition rights

Notwithstanding the provisions of item (4) above, a holder of stock acquisition right is entitled to exercise such right within three years starting from the day immediately following the date of termination of his/her service as either Director, Senior Officer or Statutory Auditor of the Company, or Director, Executive Officer, Associate Director or Statutory Auditor of Japan Energy Corporation, and Nippon Mining & Metals Co. Ltd., which are the Company's core subsidiaries, or of other subsidiaries designated by the Company's Board of Directors. Other terms and conditions for the exercise of stock acquisition right shall be determined at the Board of Directors which is convened to determine terms and conditions of the offering of the stock acquisition rights proposed herein.

(7) Other matters

Specifics of the aforementioned paragraphs (1) - (6) and matters not covered in paragraphs (1) - (6) shall be determined at the Board of Directors which is convened to determine terms and conditions of the offering of the stock acquisition rights proposed herein.

3 The Company shall have ten (10) Directors if Item 3 of the Agenda herein is duly approved.

**Item 6: Payment of retirement allowance to retiring Statutory Auditors.**

The Company proposes to pay retirement allowance to Chihiro Yamaguchi and Shigeru Mase, who are retiring as Statutory Auditors at the conclusion of this General Meeting of Shareholders, within the limits of amounts in accordance with certain internal standards of the Company, to provide compensation for services rendered during their tenure. The Company proposes that determination with respect to the amount, timing and method of payment of the retirement allowance be delegated to the Statutory Auditors. The aforementioned internal standards of the Company is available for review by shareholders at the Company's head office.

The brief personal histories of the retiring Statutory Auditors are as follows:

| Name | Brief personal histories |
|---|---|
| Chihiro Yamaguchi | From June 2003 to present: Full-time Statutory Auditor |
| Shigeru Mase | From June 2004 to present: Statutory Auditor |

[Reference]

## Consolidated Statements of Cash Flows

(From April 1, 2005 to March 31, 2006)

| Account title | Millions of yen |
|---|---|
| Cash flows from operating activities | 24,258 |
| Cash flows from investing activities | ( 37,594 ) |
| Cash flows from financing activities | 11,962 |
| Effect of exchange rate changes on cash and cash equivalents | 1,623 |
| Increase in cash and cash equivalents | 249 |
| Cash and cash equivalents at the beginning of the period | 62,473 |
| Increase in cash and cash equivalents due to changes in consolidated subsidiaries | 1,135 |
| Cash and cash equivalents at the end of the period | 63,857 |

(Amounts rounded to the nearest million yen)

File No.82-34805

Exhibit 8

**NEWS RELEASE**

Nippon Mining & Metals Co., Ltd.
Mitsui Mining & Smelting Co., Ltd.
Pan Pacific Copper Co., Ltd.

**Re: Pan Pacific Copper Co., Ltd. Announces Friendly Takeover Bid for Regalito Copper Corp.**

**TOKYO, JAPAN (4pm, March 14, 2006)**: Pan Pacific Copper Co., Ltd. ("**PPC**") (Head office: Tokyo, Japan / President: Takeshi Kurushima), an operating copper company jointly owned by Nippon Mining & Metals Co., Ltd. (Head office: Tokyo, Japan / President: Masanori Okada) and Mitsui Mining & Smelting Co., Ltd. (Head office: Tokyo, Japan / President: Hiroshi Makihara), today announced that PPC has reached agreement with Regalito Copper Corp., headquartered in Vancouver, BC, Canada ("**Regalito**"), which owns the Regalito Copper Property in the Third Region of Chile (the "**Project**"), to make an offer to acquire all of the outstanding common shares of Regalito (collectively the "**Shares**") by way of a friendly takeover bid (the "**Takeover Bid**") at a price of US$6.00 per share in cash through its wholly owned subsidiary, PPC Canada Enterprises Corp. ("**PPC Canada**"). Regalito is currently listed on the Toronto Stock Exchange and the American Stock Exchange (symbol: RLO).

The bid price of US$6.00 per share represents a premium of approximately 17% over the closing price of the Shares on the American Stock Exchange on March 13, 2006. The gross equity value of the offer is approximately US$137 million (on a fully diluted basis).

A special committee of Regalito's board of directors has received an opinion from its financial advisor that the offer is fair from a financial point of view to the shareholders of Regalito (excluding shareholders who have entered into lock-up agreements with PPC Canada). Regalito's board of directors has advised that it will unanimously recommend that shareholders tender to the Takeover Bid. Regalito's board of directors has also agreed to support the Takeover Bid and has agreed to certain other terms customary in the circumstances, including a break fee, access to information and a right to match. PPC Canada has entered into lock-up agreements with certain directors, officers and insiders of Regalito who have agreed to tender to the Takeover Bid. Shares subject to the lock-up agreements represent approximately 42% of the total Shares outstanding on a fully diluted basis.

The completion of the Takeover Bid is subject to PPC acquiring at least 66 2/3% of the Shares calculated on a fully-diluted basis (which includes common shares that may be issued pursuant to the exercise of stock options) and other customary conditions. Upon completion of the Takeover Bid, PPC Canada has agreed to take steps to acquire any remaining Shares so that it will ultimately own 100% of the Shares in Regalito.

UBS Securities (Canada, New York and Tokyo) has been retained to act as a financial advisor and dealer manager in connection with the Takeover Bid, and to solicit acceptance of the Takeover Bid.

**Summary of Takeover Bid**

(i) Name of target company: Regalito Copper Corp.
(ii) Type of shares in the tender offer: Common shares
(iii) Offer price: US$ 6.00 per share in cash, which represents a premium of approximately 17% over the closing price of the Shares on the American Stock Exchange on March 13, 2006.
(iv) Number of Shares to be acquired: Approximately 22.9 million shares on a fully-diluted basis
(v) Gross equity value: approximately US$137 million (assuming the full exercise of all in the money options)
(vi) Tender offer period (Vancouver time): The bid will be open for a minimum of 35 days from the mailing date of the offering documents to Regalito shareholders (these documents are expected to be mailed not later than April 13, 2006)

**About PPC**

Pan Pacific was established in October 2000 by Nippon Mining & Metals and Mitsui Mining & Smelting, and engages in a wide range of copper businesses including the procurement of copper concentrate, the production through tolling arrangement of, and the marketing of products such as, refined copper, precious metals and sulphuric acid. With the acquisition of Regalito, Pan Pacific intends to become a fully integrated copper producer whereby it will mine, process and fabricate copper and copper products.

As previously announced by the management of PPC, its business strategy is "establishing a copper business platform in regions with new resources of raw material, especially in Chile". PPC intends to establish overseas an integrated production platform that includes the production of all products from copper ore to copper cathode by utilizing SX/EW technology (see the note below). This will be the first and significant step in the development of PPC's new copper business and subsequent to this acquisition, PPC intends to further expand in line with this strategy.

(Note) SX/EW (Solvent extraction/ electrowinning) technology: Solvent extraction/ electrowinning (SX/EW) is a two-stage process whereby copper ore is leached with diluted sulfuric acid to obtain a leach solution that contains copper ions. Out of the leach solution, copper ions are selectively extracted and upgraded to a concentrated electrolyte using an electrolytic procedure. This method allows extraction of copper from copper oxide ores and secondary copper sulfide ores that were otherwise not mined or treated because of the difficulties in ore concentration. Today this technology is widely used for production of electrolytic copper, and represents 20% of global copper production.

**About the Project**

(i) Location: 115km southeast of Copiapó, the capital of the Third Region in Chile, and 15km from the border with Argentina. The altitude in the region surrounding the ore deposit is approximately 4,200m-4,600m. *See Exhibit A; "Location of Regalito Copper Property".*

(ii) Mining concessions: 6 mining concessions (4,258ha) and 158 exploration concessions surrounding them (41,700ha)

(iii) Resources: In 2004, Regalito began an exploration drilling campaign that delineated a mineral resource of 628 million tonnes grading 0.43% copper in the measured and indicated category.

(iv) Production process: PPC expects ore mined is to be heap leached and solution delivered to a newly constructed electrolytic copper production plant (using SX/EW technology). Copper cathode produced in the new plant will be exported from the port of Chañaral. *See Exhibit B; "Production Process Flow Chart".*

(v) Work plan and schedule: PPC plans to develop the Project as follows:

| | |
|---|---|
| Year 2006-2008 | Development phase: Conduct additional drilling, pilot tests, and feasibility studies (Estimated cost: US$60 million) |
| Year 2009-2010 | Construction phase: Construction of the mine and production facility. The cost for initial capital expenditure is roughly estimated at US$ 600 million. |
| Year 2011- | Operational phase: Commence operations (19 years mine life expected to extend to year 2029, producing approximately 100,000 to 150,000 tonnes of copper cathode per annum) |

(vi) Source of financing: The necessary funds for the Takeover Bid and the development phase will be financed through additional capital provided by PPC's shareholders (i.e., Nippon Mining & Metals and Mitsui Mining & Smelting). The financing necessary for the construction and operation of the Project will be determined subsequently.

**Where to Find Additional Information About the Takeover Bid**

This press release is for information purposes only and is neither an offer to purchase securities nor a solicitation of an offer to sell securities. The tender offer for Regalito shares has not commenced. If and when the offer is commenced, PPC Canada will file a take-over bid circular with Canadian securities regulatory authorities and Regalito will file with Canadian regulatory authorities a directors' circular with respect to the offer. In addition, if and when the offer is commenced, PPC Canada will also file copies of the tender offer documents with the United States Securities and Exchange Commission (the "SEC") and Regalito will file with the SEC a solicitation/recommendation statement with respect to the offer. Shareholders are strongly advised to read the take-over bid circular and tender offer documents (including the offer to purchase, letter of transmittal and related documents) and the related directors' circular and recommendation document, as well as any amendments and supplements to those documents, when they become available because they will contain important information. Shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and tender offer statement and certain other offer documents, as well as the directors' circular and recommendation document, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. SHAREHOLDERS SHOULD READ THE TAKE-OVER BID CIRCULAR, TENDER OFFER DOCUMENTS AND DIRECTORS' CIRCULAR CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER IF AND WHEN IT IS MADE.

**For further information**


| | |
|---|---|
| Nippon Mining & Metals Co., Ltd. | Narazaki, Oide<br>General Administration Dept.<br>TEL: +81-3-5573-7223 |
| Mitsui Mining & Smelting Co., Ltd. | Sakurai, Asaki<br>Public Relations<br>TEL: +81-3-5437-8028 |
| Pan Pacific Copper Co., Ltd. | Murayama, Ogura<br>Coordination Dept.<br>TEL: +81-3-5501-3578 |


Schedule: Corporate Data of Regalito and PPC, Photograph (Regalito)
Exhibit A: Location of Regalito Copper Property
Exhibit B: Production Process Flow Chart

**Schedule**

***Corporate Data of Regalito***

| | |
|---|---|
| Company name: | Regalito Copper Corp. |
| Head Office: | Vancouver, British Columbia, Canada |
| Representatives: | Ross Beaty, Chairman<br>Robert Pirooz, Chief Executive Officer |
| Established: | 2003 |
| Main business: | Development of the Regalito Copper Property |
| Shares outstanding: | Approximately 21.9 million shares (as of Sep. 30, 2005) |
| Total assets: | Cdn.$18.388 million (as of Sep. 30, 2005) |

***Corporate Data of PPC***

| | |
|---|---|
| Company name: | Pan Pacific Copper Co., Ltd. |
| Head Office: | 21-17, Toranomon 1-Chome, Minato-ku, Tokyo |
| Representatives: | Takeshi Kurushima, President & Representative Director |
| Capital: | JPY 3,450 million (Nippon Mining & Metals: 66%, Mitsui Mining & Smelting: 34%) |
| Established: | 2000 |
| Main business: | (i) Purchase of copper concentrate, (ii) production of refined copper, sulfuric acid, precious metals and other by-products from copper smelting process by tolling contracts, and (iii) sales of refined copper, sulfuric acid, precious metals and other by-products. |
| Sales: | JPY 297.1 billion (fiscal year ended Mar. 31, 2005) |
| Total assets: | JPY 85.2 billion (as of Mar. 31, 2005) |

***Photograph (Regalito)***



**Exhibit A: Location of Regalito Copper Property**


Copiapó
N
Marte-Lobo
Refugio
Paipote
Smelter
Candelaria
Cerro Casale
Regalito
Ore Deposit
Plant Site
Refincho
El Morro
Pascua
Veladero
El Indio
Chañaral
Santiago

Ore deposit : 115km southeast of Copiapó, the capital of the Third Region in Chile, and 15km from the border with Argentina

Altitude: Ore deposit: 4,200m-4,600m
Plant site: 2,800m

**Exhibit B: Production Process Flow Chart**


Mining
Conveyor
Leaching
SX-EW
Trucks
Port of Chanaral
Dump Leach
Low Grade
Pit
Stock
Crusher
Conveyor
Plant
Crusher
Stock
Heap Leach
SX-EW
Port
Copper cathode shipment

File No.82-34805

Exhibit 9

April 10, 2006
Nippon Mining Holdings, Inc.

# Medium Term Management Plan for Fiscal 2006 - 2008

Nippon Mining Holdings, Inc. (hereinafter referred to as the "Company", Head office: 2-chome Toranomon, Minato-ku, Tokyo; President: Yasuyuki Shimizu) has formulated a new medium term management plan of the Company and its consolidated subsidiaries and affiliates (hereinafter referred to as the "Group") for fiscal 2006 to 2008 (hereinafter referred to as the "Medium Term Plan").

Since the formation of the Company in September 2002, the Group has been implementing its own agenda, with a focus on making its existing businesses more competitive, undertaking structural reform, and improving and strengthening its financial base. Having benefited from favorable changes in the business environment such as paradigm shifts associated with resources, materials, and energy as well as from an improvement in earnings power, the Group was able to address pending management issues with a reasonable level of success, and thus announced last fiscal year that it would make a shift in its basic policy towards a growth-oriented policy with strategies focusing on future business expansion and long-term business objectives as well as a further strengthening of its financial base.

In recognition of its position in this newly defined business environment, the Group has formulated a Medium Term Plan to commit itself to further reinforcing its business base and pursuing future growth with the above basic policy as a cornerstone.

**<Summary of the Medium Term Plan>**

**<Basic Policy>**

1) Develop a distinctive growth strategy and proactively implement it
2} Demonstrate sustainable growth by steadily achieving growth targets for each year to secure consolidated income before special items of 160 billion yen (excluding the effects of inventory valuation gains or losses) for fiscal 2008, the final year of the Medium Term Plan
3) Further reinforce shareholders' equity to become a bluechip company in terms of strong financial structure, with grade "A" corporate bond ratings

**<Quantitative Targets>**

1) In terms of profitability, to maintain a range of 130 to 160 billion yen in income before special items, and 75 to 90 billion yen in net income for each year of the Plan (excluding the effects of inventory valuation gains or losses)

2) In terms of financial position, to achieve the following targets at the end of the final fiscal year (fiscal 2008):
   - Equity ratio of 33.5% (up 8.2% compared to forecast at the end of fiscal 2005)
   - Debt to equity ratio of 1.05 (representing an improvement of 0.49 points compared to the forecast at the end of fiscal 2005)
3) In terms of capital expenditure, to invest a three-year total of 350 billion yen, of which 70%, or 245 billion yen, will be allocated to projects to implement a growth strategy and to make existing businesses more competitive

Through successfully achieving the earnings plan and making solid investments in line with its growth strategy, the Group further aims to achieve 200 billion yen of income before special items in fiscal 2010.

The following is the outline of the Medium Term Plan.

1. Assumptions

The following are the assumptions for the period of the Medium Term Plan

| | | FY2004 Result | FY2005 Forecast | FY2006 Plan | FY2007 Plan | FY2008 Plan |
|---|---|---|---|---|---|---|
| Exchange rate (Yen/US$) | | 108 | 113 | 110 | 110 | 110 |
| Petroleum | Crude oil (US$/bbl) <Dubai spot price> | 36.6 | 53.5 | 53.0 | 50.0 | 50.0 |
| | Fuel oil sales volume (million kl/year) | 22.8 | 23.1 | 22.0 | 22.2 | 22.8 |
| Resources and non-ferrous metals | Copper price (cent/lb) | 136 | 185 | 190 | 170 | 150 |
| | PPC* Copper sales volume (thousand tons/year) | 607 | 590 | 628 | 668 | 668 |
| Electronic materials | Electro-deposited copper foil sales volume (thousand tons/month) | 2.4 | 2.1 | 2.0 | 2.0 | 2.0 |
| | Treated rolled copper foil sales volume (thousand kilometer/month) | 3.4 | 3.8 | 4.8 | 6.0 | 6.6 |
| | ITO (indium-tin-oxide) target sales volume (tons/month) | 19.7 | 26.0 | 38.4 | 46.1 | 50.9 |
| Metal fabrication | Product sales volume (thousand tons/year) | 45 | 41 | 45 | 47 | 50 |
| | Ratio of high-function materials | 30% | 43% | 45% | 48% | 50% |

* PPC: Pan Pacific Copper Co., Ltd. (66% owned by Nippon Mining & Metals and 34% owned by Mitsui Mining & Smelting)

2. Earnings Plan

The Plan is based on the above-mentioned assumptions:

<Net sales>

Net sales will trend around 3.1 trillion yen from 2006 to 2008 due to the increase in sales volume of the electronic materials and metal fabrication segments, which will be nearly offset by an appreciation of the yen and falling metal prices.

<Income before special items>

Although income before special items for the period of the Medium Term Plan appear to be less than that of fiscal 2005–which reflected the effect of special items including valuation gains for petroleum and other inventories (58 billion yen)–income will show an upward trend given the expected return from growth-oriented investments, increased sales of growing product lines, and efforts to develop high value-added products. Income before special items for the final year (fiscal 2008) is estimated to be 160 billion yen.

<Net income>

As the Group has already realized and reported all major extraordinary losses in past fiscal years, the net income for the period of the Medium Term Plan will show an upward trend reflecting the same trend in income before special items for the Medium Term Plan period. Consequently, the net income for the final year of the Plan (fiscal 2008) is estimated to be 90 billion yen, which is comparable with the net income for fiscal 2005.

(in billions of yen)

| | | FY2005 Forecast (announced on March 29, 2006) | FY2005 Forecast (after reclassification)* | FY2006 Plan | FY2007 Plan | FY2008 Plan | Difference between FY2008 Plan and FY2005 Forecast (after reclassification) |
|---|---|---|---|---|---|---|---|
| Net sales | | 3,030.0 | 3,030.0 | 3,105.0 | 3,085.0 | 3,100.0 | (○)70.0 |
| Operating income | | 141.0 | 141.0 | 90.0 | 115.5 | 136.0 | (×)5.0 |
| Income before special items | | 184.0 | 184.0 | 130.0 | 145.0 | 160.0 | (×)24.0 |
| Break-down by segment | Petroleum (Japan Energy Group) | 96.0 | 94.0 | 47.0 | 61.0 | 79.0 | (×)15.0 |
| | Non-ferrous metals (Nippon Mining & Metals Group) | 84.5 | 81.5 | 76.5 | 77.5 | 75.0 | (×)6.5 |
| | Resources and Non-ferrous Metals Company | 68.5 | 66.5 | 61.0 | 55.0 | 44.0 | (×)22.5 |
| | Electronic Materials Company | 9.5 | 9.5 | 7.0 | 12.0 | 17.5 | (○)8.0 |
| | Metal Fabrication Company | 6.5 | 6.5 | 7.0 | 10.5 | 13.5 | (○)7.0 |
| | Adjustment within Nippon Mining & Metals Group | – | (1.0) | 1.5 | 0 | 0 | (○)1.0 |
| | Other (independently operating and functional support companies) | 3.5 | 8.5 | 6.5 | 6.5 | 6.0 | (×)2.5 |
| Net income | | 93.0 | 93.0 | 75.0 | 80.0 | 90.0 | (×)3.0 |

* Figures in the FY2005 Forecast are adjusted assuming that the segment reclassification that is actually planned in and after fiscal 2006 was already effective in fiscal 2005.

| | | | | | |
|---|---|---|---|---|---|
| Ratio of income before special items to net sales (%) | 6.1 | 4.2 | 4.7 | 5.2 | (×)0.9 |
| Earnings per share (yen/share)* | 109.9 | 88.6 | 94.4 | 106.3 | (×)3.6 |

* For the sake of comparison between the fiscal years, the average number of shares for interim fiscal 2005 (847,047 thousand shares on a consolidated basis) is used for the calculation.

(For reference only)

Comparison between FY2005 Forecast and FY2004 Result

The operating results for fiscal 2005 are expected to show an increase in both sales and profit compared to the previous fiscal year due mainly to rises in the price of resources and materials.

(in billions of yen)

| | FY2005 Forecast (announced on March 29, 2006) | FY2004 Result | Difference |
|---|---|---|---|
| Net sales | 3,030.0 | 2,502.5 | 527.5 |
| Operating income | 141.0 | 125.6 | 15.4 |
| Income before special items | 184.0 | 148.1 | 35.9 |
| Net income | 93.0 | 50.6 | 42.4 |

3. Cash flows and reduction of interest-bearing debt

Having incorporated the above-mentioned earnings plan, capital investment plan, and a securities investment/loan program, etc (to be mentioned later), free cash flows and reduction of interest-bearing debt for the three years will result in a positive 7.5 billion yen and 25 billion yen, respectively.

(in billions of yen)

| | FY2004 Result | FY2005 Forecast | FY2006 – 2008 Plans Total |
|---|---|---|---|
| 1) Cash flows from operating activities | 45.4 | 5.0 | 381.0 |
| 2) Cash flows from investing activities | (15.2) | (41.5) | (321.5) |
| Capital investment and securities investment/loans | (70.5) | (68.5) | (350.0) |
| Recovery of securities investments /loans, etc. | 55.3 | 27.0 | 28.5 |
| 3) Dividends, etc. | (7.5) | (19.5) | (52.0) |
| (A) Free cash flows [(1)+(2)+(3)] | 22.7 | (56.0) | 7.5 |
| (B) Increase/Decrease in cash and cash equivalents | (8.6) | (3.5) | 4.0 |
| (C) Other* | 91.9 | — | 21.5 |
| Reduction of interest-bearing debt (A-B+C) | 123.2 | (52.5) | 25.0 |

* The figure for the "Other" category in FY2004 results includes proceeds of 74.8 billion yen from the sale of treasury stock.

4. Consolidated Balance Sheet

At the end of the final fiscal year of the Medium Term Plan (fiscal 2008):

- The balance of shareholders' equity will amount to 659 billion yen (an increase of 202 billion yen compared to forecast at the end of fiscal 2005) due to the accumulation of retained earnings for the period of the Medium Term Plan.
- Equity ratio will be 33.5% (up 8.2% compared to forecast at the end of fiscal 2005)
- Debt to equity ratio will be 1.05 (representing an improvement of 0.49 points compared to forecast at the end of fiscal 2005)

(in billions of yen)

| | FY2004 (as of March 31, 2005) Result | FY2005 (as of March 31, 2006) Forecast (A) | FY2008 (as of March 31, 2009) Plan (B) | Difference (B-A) | |
|---|---|---|---|---|---|
| Total assets | 1,580.1 | 1,818.0 | 1969.0 | +151.0 | |
| Interest-bearing debt | 643.8 | 705.0 | 693.0 | -12.0 | (Note) |
| Shareholders' equity | 353.4 | 457.0 | 659.0 | +202.0 | |
| Equity ratio (%) | 22.4 | 25.2 | 33.5 | ○8.2% | |
| Shareholders' equity per share (yen)* | 417 | 540 | 778 | ○238 | |
| Debt to equity ratio (times) | 1.82 | 1.54 | 1.05 | ○0.49 | |

* For the sake of comparison between the fiscal years, the average number of shares for interim fiscal 2005 (847,075 thousand shares on consolidated basis) is used for the calculation.

(Note) Discrepancies in the amounts shown in the summary of cash flows above is due to the effect of newly consolidated subsidiaries.

5. Capital Investment and Securities Investment/Loan

Implement investments of approximately 350 billion yen, focusing on projects in line with the growth strategy. Approximately 70% of the total investment, or 245 billion yen, will go to new projects in line with the growth strategy, and projects for making existing businesses more competitive

The following are the major investment areas:

① Projects for reinforcing aroma product lines in the Petroleum segment and for acquiring rights and interests of Regalito Copper Mine in Chile in the Non-ferrous Metals segment

② Capital contribution to Hibi Kyodo Smelting Co., Ltd. as well as capital investment in its smelter as a result of integrating copper production into Pan Pacific Copper Co., Ltd.

③ Projects for strengthening the competitiveness of oil refineries and for business expansion of copper smelting, environmental recycling, and electronic material products

(in billions of yen)

| | FY2006 – 2008 Plans Total | FY2005 Forecast |
|---|---|---|
| 1) Investments in line with the growth strategy | 140.0 | 15.5 |
| Major projects - Production capacity increase for petrochemical products<br>- Investment in overseas copper projects<br>- Environmental recycling business<br>- New electronic material products<br>- Production capacity increase for electronic material products and development of high value-added products<br>- Development of high-precision processing and rolling business overseas<br>- Strengthening of alloy business | | |
| (2) Strengthening competitiveness of existing businesses | 105.0 | 14.4 |
| Major projects - Sales capability enhancement through investments in service stations<br>- Strengthening the competitiveness of oil refineries (aiming for "bottomless" refinery)<br>- Strengthening of the copper smelting business<br>- Integration of the copper smelting function | | |
| (3) Investing for environmental maintenance and conservation, etc. | 105.0 | 38.6 |
| Total | 350.0 | 68.5 |

6. Assessment of business environment, strategies, and key issues for core businesses

As shown in the attachment.

Attachment:
Assessment of Business Environment, Strategies, and Key Issues for Core Businesses

◎Petroleum Business

<Assessment of business environment>

1. International crude oil demand and supply

Increased demand from China and the U.S. and a slight chance of significant capacity increases by oil-producing countries will lead to a continued tight supply and demand situation and crude oil prices staying on a high plateau.

2. Supply and demand for domestic products

- Demand for gasoline will fall slightly, and demand for middle distillates will also trend downward.
- Domestic demand and supply will more or less be balanced due to exports to China and other countries, and disparities in product quality.

3. Petrochemical market

Demand for aromatic products will continue to be strong, reflecting strong economic growth in the Asian region.

<Strategies and key issues>

1. Make refineries more highly functional and value added

- Strengthen heavy oil processing facilities to enable production with economical crude oil input and a "bottomless" refining process
- Promote the Aroma project at Kashima Refinery

2. Cope with the decrease in procurement volume from Fuji Oil Company, Ltd.

Arrange for an increase in in-house production capacity and external sourcing

3. Address environmental (compliance) issues

- Blending biodiesel fuel into gasoline
- Kyoto Protocol requirements

(such as involvement in emission trading and participation in the CDM business)

◎Resources and Non-ferrous Metals Business

＜Assessment of business environment＞

1. Supply and demand for copper concentrate

Though smelters continue to increase capacity, supply will become short again because of oligopoly by major mining companies and a decrease in new mine development, resulting in unfavorable trading conditions.

2. Supply and demand for refined copper and its price

Though global consumption driven by China and other eastern Asian countries will continue to grow, new entrants in the smelting business will increase production and cause excess supply. However, there is limited room for price declines due to solid demand, low inventory levels, and inflows of long-term investment funds.

3. Business climate

A gradual decrease in domestic demand, yen appreciation, and a lowering of tariffs together with the above factors will create an even more severe situation for domestic smelters.

＜Strategies and key issues＞

1. Strengthen and expand the existing copper smelting business
- Establish integrated copper operations at PPC (Pan Pacific Copper)
- Complete capacity expansion plans at Saganoseki, Hitachi (450,000 tons/year) and Tamano (260,000 tons/year)
- Develop export markets for products such as electrolytic copper and sulfuric acid, and improving their margins

2. Promote the overseas copper resource business and the hydro-metallurgical process
- Promote the SX-EW project (Regalito project)
- Successfully participate in promising copper concentrate projects by working jointly with LS-Nikko Copper, Inc.
- Promote mine development with through Group exploration efforts
- Reinforce the relationship with Codelco S.A. (Chile)

3. Strengthen and expand the environmental recycling business
- Pursue more efficiency and more capacity in industrial waste treatment facilities
- Achieve the stable collection of copper and precious metals scrap and enhance the capability to receive and dispose of this scrap
- Promote technology differentiation and diversification

◎Electronic Materials Business

<Assessment of business environment>

1. IT-related market demand
- The inventory adjustment of end-user products such as digital consumer electronics and mobile telephones has run its course.
- Although occasional short-term adjustments will occur in the future, stable expansion of demand can be expected in the medium to long term perspective due to a further evolving of automotive electronics and the emergence of BRICs.

2. Demand for major products
- Demand for treated rolled copper foil and target materials will remain at a high level.
- Compound semiconductor materials will recover from a stagnant demand situation and will see solid growth of demand in the future.

3. Trends in metal prices
Rising prices of materials such as copper and indium and a time lag until material price increases are reflected in product prices will erode profitability.

<Strategies and key issues>

1. Improve profitability in the electrodeposited copper foil business
- Establish an efficient production, sales and development system following the closure of a US plant
- Shift to higher margin products, improving productivity, and improving profitability through cost reductions

2. Improve profitability of growing product lines in existing businesses
- Secure a position as a first vendor of treated rolled copper foil and target materials by making a timely investment in capacity expansion

3. Reinforce and promote new businesses
- Launch Maqinus (two layer plating board for COF (chip on film)) business as originally planned
- Develop the surface treatment material business
- Develop new technology in promising growth areas, which could become the Company's next core business

◎Metal Fabrication Business

<Assessment of business environment>

1. Long-term steady growth is expected for IT and automotive related demand because of more sophisticated electronics technology.

2. The Chinese market will continue to grow.

3. The shrinkage of the CRT-based television market will accelerate.

4. Requirements for small-volume, short lead-time deliveries will become even more demanding.

<Strategies and key issues>

Expansion of business with an emphasis on profitability

(1) Precision processing business
- Expanding surface treatment business
- Expand integrated production (plate, press, and assembly) for connectors
- Expand the magnesium alloy molding business
- Develop the LCD monitor component (backlight electrode) business

(2) Precision rolling business
- Expand the materials business for high-grade connectors
- Expand the materials business for automotive components
- Expand sales of treated rolled copper foil through developing highly functional products and exploring new applications

File No.82-34805
Exhibit 10





**Joint News Release**

**May 9, 2006**

**FOR IMMEDIATE RELEASE**

# Pan Pacific Copper Co., Ltd. Offer for Regalito Copper Corp. Successful

**Vancouver, Canada**, May 9, 2006 – Pan Pacific Copper Co., Ltd. ("PPC") and Regalito Copper Corp. ("Regalito") announced today that the conditions of PPC Canada Enterprises Corp.'s offer to acquire all of Regalito's issued and outstanding common shares have been complied with. The offer to acquire Regalito's common shares for cash consideration of US$6.00 per share was made by PPC Canada Enterprises Corp., a wholly owned subsidiary of PPC, pursuant to a take-over bid circular dated April 3, 2006.

PPC has been advised that as of 4:30 p.m. (Vancouver time) on May 9, 2006, 20,476,704 Regalito common shares have been tendered (or guaranteed for delivery) to the offer. PPC Canada Enterprises Corp. took up these shares today and will pay US$6.00 for each of these shares on or before May 12, 2006. These shares represent 90.1% of the outstanding Regalito common shares not already owned by PPC.

As the offer was accepted by Regalito shareholders representing more than 90% of the outstanding Regalito common shares not already owned by PPC, PPC Canada Enterprises Corp. intends to acquire all the outstanding Regalito common shares not tendered to the offer pursuant to a compulsory acquisition under the *Business Corporations Act* (British Columbia) as described in the take-over bid circular.

**Forward Looking Statements**

This press release contains "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond the control of PPC, PPC Canada Enterprises Corp. and Regalito, that could cause actual results to differ materially from those set forth in, or implied by, such forward looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Neither PPC, PPC Canada Enterprises Corp., nor Regalito undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

**Contact**


| Regalito Copper Corp. | | Pan Pacific Copper Co., Ltd. |
|---|---|---|
| David Strang | OR | Seiichi Murayama |
| President | | General Manager, Corporate Support Dept. |
| 1-604-687-0407 | | +81-3-3560-8601 |

File No.82-34805

Exhibit 11

May 10,2006

# Consolidated Closing Report for the year ended March 31, 2006 ("Fiscal 2005")

# NIPPON MINING HOLDINGS, INC. (http://www.shinnikko-hd.co.jp/)


Code No. : 5016
Stock Listings : Tokyo, Osaka, Nagoya
President and representative director : Yasuyuki Shimizu
Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to : IR and Public Relations Department  Telephone number : (03) 5573 - 5118

Date of Board of Directors : May 10, 2006

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

## 1. Operating results for the year ended March 31, 2006 (the period from April 1, 2005 to March 31, 2006 )

(1) Operating results

| | Sales | | Operating Income | | Income before special items | |
|---|---|---|---|---|---|---|
| | millions of yen | %(*1) | millions of yen | %(*1) | millions of yen | %(*1) |
| For the year ended March 31, 2006 ("Fiscal 2005") | 3,026,262 | [ 20.9 ] | 144,448 | [ 15.0 ] | 188,722 | [ 27.5 ] |
| For the year ended March 31, 2005 ("Fiscal 2004") | 2,502,538 | [ 13.0 ] | 125,608 | [ 149.2 ] | 148,055 | [ 175.5 ] |

| | Net Income | | Primary EPS | | Fully diluted EPS | |
|---|---|---|---|---|---|---|
| | millions of yen | %(*1) | yen | sen | yen | sen |
| For the year ended March 31, 2006 ("Fiscal 2005") | 96,905 | [ 91.6 ] | 113 | 87 | 113 | 84 |
| For the year ended March 31, 2005 ("Fiscal 2004") | 50,577 | [ 240.5 ] | 63 | 84 | - | - |

| | Net income to equity | Income(*2) to total assets | Income(*2) to sales |
|---|---|---|---|
| | % | % | % |
| For the year ended March 31, 2006 ("Fiscal 2005") | 23.6 | 11.0 | 6.2 |
| For the year ended March 31, 2005 ("Fiscal 2004") | 17.2 | 9.4 | 5.9 |

Note: 1.Equity in earnings of non-consolidated subsidiaries and affiliates 50,983 millions of yen (the previous fiscal year 31,278 millions of yen)
2.Average number of shares issued (consolidated) 847,046,824 shares (the previous fiscal year 789,164,998 shares )
3.Change in accounting policies : None

(*1) This represents a percentage of an increase or decrease from the previous fiscal year.
(*2) Income is income before special items.

(2) Financial position

| | Total Assets | Total Shareholders' Equity |
|---|---|---|
| | millions of yen | millions of yen |
| As of March 31, 2006 ("Fiscal 2005") | 1,859,583 | 467,479 |
| As of March 31, 2005 ("Fiscal 2004") | 1,580,144 | 353,437 |

| | Net Worth Ratio | Shareholders' Equity Per Share | |
|---|---|---|---|
| | % | yen | sen |
| As of March 31, 2006 ("Fiscal 2005") | 25.1 | 551 | 36 |
| As of March 31, 2005 ("Fiscal 2004") | 22.4 | 416 | 98 |

Note: Number of shares issued at end of year (consolidated) 847,047,065 shares (the previous fiscal year 847,132,246 shares)

(3) Cash Flows

| | Cash flows from operating activities | Cash flows from investing activities |
|---|---|---|
| | millions of yen | millions of yen |
| For the year ended March 31, 2006 ("Fiscal 2005") | 24,258 | (37,594) |
| For the year ended March 31, 2005 ("Fiscal 2004") | 45,360 | (15,170) |

| | Cash flows from financing activities | Cash and cash equivalents at end of year |
|---|---|---|
| | millions of yen | millions of yen |
| For the year ended March 31, 2006 ("Fiscal 2005") | 11,962 | 63,857 |
| For the year ended March 31, 2005 ("Fiscal 2004") | (38,734) | 62,473 |

(4) Consolidation group

Consolidated subsidiaries 112 ( Japan Energy Corp., Nippon Mining & Metals Co.,Ltd., Nikko Materials Co.,Ltd., Nikko Metal Manufacturing Co.,Ltd., etc.)

Affiliated companies accounted for by equity method 15 ( LS-Nikko Copper Inc., Minera Los Pelambres., etc. )

(5) Change in the scope of consolidation

Consolidated subsidiaries : (newly included : 10, excluded : 5) , Equity method : (excluded : 4)

(Reference) Three subsidiaries (Nippon Mining & Metals Co.,Ltd., Nikko Materials Co.,Ltd. and Nikko Metal Manufacturing Co.,Ltd.) were integrated into one company, (new) Nippon Mining & Metals Co.,Ltd., effective on April 1, 2006.

**2. Dividends for the year ended March 31, 2006 (the period from April 1, 2005 to March 31, 2006 )**

| | Mid-term | | Year-end | | Full-year | |
|---|---|---|---|---|---|---|
| | yen | sen | yen | sen | yen | sen |
| For the year ended March 31, 2006 ("Fiscal 2005") | — | — | 15 | 00 | 15 | 00 |
| For the year ended March 31, 2005 ("Fiscal 2004") | — | — | 10 | 00 | 10 | 00 |

**3. Consolidated projection for the year ending March 31,2007**

(1) Operating results

| | Sales | Income before special items | Net Income |
|---|---|---|---|
| | millions of yen | millions of yen | millions of yen |
| For the six-months ending September 30, 2006 | 1,570,000 | 68,000 | 39,000 |
| For the year ending March 31, 2007 | 3,265,000 | 143,000 | 82,000 |

(Reference) Projection of Earnings Per Share 96 yen 81 sen

(2) Dividends

| | Mid-term | | Year-end | | Full-year | |
|---|---|---|---|---|---|---|
| | yen | sen | yen | sen | yen | sen |
| For the year ended March 31, 2007 | 6 | 00 | 6 | 00 | 12 | 00 |

This projection is based on information available as of May 10, 2006.
The actual results are subject to change in the business environment.

## Consolidated Balance Sheet

| Account title | Fiscal 2005 (as of March 31, 2006) | | Fiscal 2004 (as of March 31, 2005) | | Increase (Decrease) |
|---|---|---|---|---|---|
| | millions of yen | % | millions of yen | % | millions of yen |
| **Assets** | 1,859,583 | 100.0 | 1,580,144 | 100.0 | 279,439 |
| Current assets | 906,380 | 48.7 | 677,062 | 42.8 | 229,318 |
| Cash and time deposits | 64,735 | | 62,068 | | 2,667 |
| Notes and accounts receivable, trade | 334,604 | | 269,186 | | 65,418 |
| Securities | 1 | | 9 | | (8) |
| Inventories | 440,410 | | 283,984 | | 156,426 |
| Other current assets | 68,284 | | 62,866 | | 5,418 |
| Less: Allowance for doubtful accounts | (1,654) | | (1,051) | | (603) |
| Fixed assets | 953,203 | 51.3 | 903,082 | 57.2 | 50,121 |
| Property, plant and equipment | 590,039 | | 589,837 | | 202 |
| Buildings and structures | 129,708 | | 133,503 | | (3,795) |
| Machinery and equipment, other | 159,745 | | 162,653 | | (2,908) |
| Land | 283,930 | | 287,882 | | (3,952) |
| Construction in progress | 16,656 | | 5,799 | | 10,857 |
| Intangible assets | 64,794 | | 64,890 | | (96) |
| Investments and other long-term assets | 298,370 | | 248,355 | | 50,015 |
| Investments in securities | 238,520 | | 182,716 | | 55,804 |
| Long-term loans | 15,364 | | 19,562 | | (4,198) |
| Deferred tax assets | 11,144 | | 10,857 | | 287 |
| Other | 34,463 | | 36,610 | | (2,147) |
| Less: Allowance for doubtful accounts | (1,121) | | (1,390) | | 269 |
| Total assets | 1,859,583 | 100.0 | 1,580,144 | 100.0 | 279,439 |
| **Liabilities** | 1,346,077 | 72.4 | 1,188,762 | 75.2 | 157,315 |
| Current liabilities | 921,019 | 49.5 | 756,849 | 47.9 | 164,170 |
| Notes and accounts payable, trade | 294,424 | | 229,411 | | 65,013 |
| Short-term borrowing | 368,312 | | 322,286 | | 46,026 |
| Commercial paper | 41,000 | | 27,000 | | 14,000 |
| Accounts payable, other | 95,820 | | 81,161 | | 14,659 |
| Accrued income taxes | 35,958 | | 37,379 | | (1,421) |
| Other current liabilities | 85,505 | | 59,612 | | 25,893 |
| Long-term liabilities | 425,058 | 22.9 | 431,913 | 27.3 | (6,855) |
| Long-term debt | 275,424 | | 294,504 | | (19,080) |
| Deferred tax liabilities | 40,210 | | 23,840 | | 16,370 |
| Allowance for retirement benefits | 59,590 | | 62,461 | | (2,871) |
| Allowance for periodic repair works | 15,726 | | 15,891 | | (165) |
| Other long-term liabilities | 34,108 | | 35,217 | | (1,109) |
| **Minority Interest in Consolidated Subsidiaries** | 46,027 | 2.5 | 37,945 | 2.4 | 8,082 |
| **Shareholders' Equity** | 467,479 | 25.1 | 353,437 | 22.4 | 114,042 |
| Common stock | 40,000 | 2.2 | 40,000 | 2.5 | — |
| Capital surplus | 192,948 | 10.4 | 201,382 | 12.7 | (8,434) |
| Retained earnings | 192,148 | 10.3 | 95,537 | 6.0 | 96,611 |
| Surplus from land revaluation | (3,340) | (0.2) | (2,994) | (0.2) | (346) |
| Unrealized gain on marketable securities | 39,471 | 2.1 | 23,022 | 1.5 | 16,449 |
| Accumulated translation adjustment | 6,682 | 0.3 | (3,175) | (0.1) | 9,857 |
| Less: Treasury stock, at cost | (430) | (0.0) | (335) | (0.0) | (95) |
| **Total Liabilities , Minority Interest in Consolidated Subsidiaries and Shareholders' Equity** | 1,859,583 | 100.0 | 1,580,144 | 100.0 | 279,439 |

## Consolidated Statements of Income

| Account title | Fiscal 2005 (from April 1, 2005 to March 31, 2006) | | Fiscal 2004 (from April 1, 2004 to March 31, 2005) | | Increase (Decrease) |
|---|---|---|---|---|---|
| | millions of yen | % | millions of yen | % | millions of yen |
| **Operating income** | | | | | |
| Net sales | 3,026,262 | 100.0 | 2,502,538 | 100.0 | 523,724 |
| Cost of sales | 2,712,989 | 89.6 | 2,202,409 | 88.0 | 510,580 |
| Selling, general and administrative expenses | 168,825 | 5.6 | 174,521 | 7.0 | (5,696) |
| Operating Income | 144,448 | 4.8 | 125,608 | 5.0 | 18,840 |
| **Other income** | 61,674 | 2.0 | 43,806 | 1.8 | 17,868 |
| Interest income | 2,221 | | 1,349 | | 872 |
| Dividend income | 1,627 | | 1,200 | | 427 |
| Amortization of consolidation adjustment account | 2,119 | | 5,178 | | (3,059) |
| Equity in income of non-consolidated subsidiaries and affiliates | 50,983 | | 31,278 | | 19,705 |
| Other | 4,724 | | 4,801 | | (77) |
| **Other expenses** | 17,400 | 0.6 | 21,359 | 0.9 | (3,959) |
| Interest expenses | 10,938 | | 12,581 | | (1,643) |
| Exchanges loss | 25 | | 509 | | (484) |
| Other | 6,437 | | 8,269 | | (1,832) |
| Income before special items | 188,722 | 6.2 | 148,055 | 5.9 | 40,667 |
| **Special profit** | 17,831 | 0.6 | 35,101 | 1.4 | (17,270) |
| Gain on sales of property, plant and equipment | 4,339 | | 1,995 | | 2,344 |
| Gain on sales of investments in securities | 7,156 | | 17,606 | | (10,450) |
| Gain on proceeds from casualty insurance | 2,706 | | — | | 2,706 |
| Bad debt recovery | 2,313 | | — | | 2,313 |
| Gain on change in equity of consolidated subsidiary | — | | 7,000 | | (7,000) |
| Amortization of prior service cost | — | | 5,561 | | (5,561) |
| Other | 1,317 | | 2,939 | | (1,622) |
| **Special loss** | 33,909 | 1.1 | 76,479 | 3.0 | (42,570) |
| Loss on sales of property, plant and equipment | 310 | | 616 | | (306) |
| Loss on disposal of property, plant and equipment | 5,251 | | 10,461 | | (5,210) |
| Impairment losses | 5,563 | | 25,232 | | (19,669) |
| Loss on write-down of investments in securities | 614 | | 789 | | (175) |
| Reorganization and restructuring costs | 13,586 | | 20,726 | | (7,140) |
| Provision for allowance for periodic repair works | 551 | | — | | 551 |
| Provision for environmental remediation allowance | 4,269 | | 3,408 | | 861 |
| Loss on lump-sum recognition of the previous years' unrecognized net actuarial losses | — | | 6,900 | | (6,900) |
| Provision for allowance for cost of disposal of unutilized property, plant and equipment | 1,002 | | 2,489 | | (1,487) |
| Loss on redemption of bonds | — | | 1,695 | | (1,695) |
| *Provision for allowance for doubtful accounts* | — | | 419 | | (419) |
| Other | 2,763 | | 3,744 | | (981) |
| Income before income taxes | 172,644 | 5.7 | 106,677 | 4.3 | 65,967 |
| Income taxes | 59,189 | 2.0 | 42,331 | 1.7 | 16,858 |
| Deferred income tax | 1,694 | 0.1 | 5,645 | 0.2 | (3,951) |
| Minority interest in earnings of consolidated subsidiaries | (14,856) | (0.4) | (8,124) | (0.4) | (6,732) |
| Net income | 96,905 | 3.2 | 50,577 | 2.0 | 46,328 |

## Consolidated Statement of Retained Earnings

| Account Title | Fiscal 2005 (from April 1, 2005 to March 31, 2006) | Fiscal 2004 (from April 1, 2004 to March 31, 2005) |
|---|---|---|
| | millions of yen | millions of yen |
| Capital Surplus: | | |
| Balance at beginning of year | 201,382 | 149,320 |
| Increase in capital surplus | 88 | 56,165 |
| Gain on disposition of treasury stock* | 88 | 56,165 |
| Decrease in capital surplus | 8,522 | 4,103 |
| Cash dividends paid | 8,479 | 4,079 |
| Bonuses to directors | 43 | 24 |
| Balance at end of year | 192,948 | 201,382 |
| Retained Earnings: | | |
| Balance at beginning of year | 95,537 | 43,687 |
| Increase in retained earnings | 96,990 | 52,144 |
| Net income | 96,905 | 50,577 |
| Increase arising from change of consolidated subsidiaries | — | 990 |
| Increase arising from merger of consolidated subsidiaries | 4 | — |
| Reclassification with surplus from land revaluation | 81 | 577 |
| Decrease in retained earnings | 379 | 294 |
| Bonuses to directors | 169 | 97 |
| Decrease arising from change of consolidated subsidiaries | 134 | 197 |
| Reclassification with surplus from land revaluation | 76 | — |
| Balance at end of year | 192,148 | 95,537 |

Note:

* Gain on disposition of treasury stock of Fiscal 2004 resulted mainly from the offering of treasury stock (168,165,500 shares) in August, 2004.

## Consolidated Statement of Cash Flows

| Account title | Fiscal 2005 (from April 1, 2005 to March 31, 2006) | Fiscal 2004 (from April 1, 2004 to March 31, 2005) |
|---|---|---|
| | millions of yen | millions of yen |
| Cash flows from operating activities | | |
| Income before income taxes | 172,644 | 106,677 |
| Depreciation and amortization | 44,871 | 47,726 |
| Impairment losses | 5,563 | 25,232 |
| Amortization of consolidation adjustment account | (1,947) | (4,962) |
| Interest and dividend income | (3,848) | (2,549) |
| Interest expenses | 10,938 | 12,581 |
| Equity in income of non-consolidated subsidiaries and affiliates | (50,983) | (31,278) |
| Gain on sales of investments in securities | (7,156) | (17,606) |
| Loss on write-down of investments in securities | 614 | 789 |
| Loss on sales and disposal of property, plant and equipment | 1,222 | 9,082 |
| Gain on change in equity of consolidated subsidiary | — | (7,000) |
| Reorganization and restructuring costs | 13,586 | 20,726 |
| Increase in trade receivables | (60,154) | (28,378) |
| Increase in inventories | (153,037) | (62,859) |
| Increase (decrease) in trade payables | 65,005 | (9,311) |
| Increase (decrease) in accrued consumption tax | 5,259 | (7,200) |
| Other, net | 16,348 | 16,607 |
| Subtotal | 58,925 | 68,277 |
| Interest and dividend received | 34,570 | 13,874 |
| Interest paid | (11,018) | (13,309) |
| Payment for special retirement benefits | (444) | (833) |
| Income taxes paid | (57,775) | (22,649) |
| Net cash provided by operating activities | 24,258 | 45,360 |
| Cash flows from investing activities | | |
| Decrease (increase) in time deposits | (1,186) | 382 |
| Proceeds from sales or maturities of securities | 9 | 418 |
| Payments for acquisition of property, plant and equipment | (53,231) | (44,751) |
| Proceeds from sales of property, plant and equipment | 9,162 | 13,548 |
| Payments for acquisition of intangible assets | (4,628) | (3,120) |
| Payments for long-term prepaid expenses | (1,679) | (648) |
| Payments for acquisition of investments in securities | (6,129) | (15,857) |
| Proceeds from sales or maturities of investments in securities | 11,270 | 29,135 |
| Net proceeds from acquisition of investments in newly consolidated subsidiaries | 1,682 | 1,905 |
| Decrease (increase) in short-term loans, net | 2,558 | (508) |
| Payments for lending of long-term loans | (658) | (2,969) |
| Collection of long-term loans | 5,194 | 10,135 |
| Other, net | 42 | (2,840) |
| Net cash used in investing activities | (37,594) | (15,170) |
| Cash flows from financing activities | | |
| Increase in short-term borrowing, net | 48,353 | 22,682 |
| Increase in commercial paper, net | 14,000 | 27,000 |
| Proceeds from borrowing of long-term bank loans and others | 66,836 | 10,271 |
| Repayments of long-term bank loans and others | (97,638) | (125,770) |
| Payments for redemption of bonds | — | (57,400) |
| Proceeds from third-party share allotment of consolidated subsidiary | — | 17,100 |
| Proceeds from offering of treasury stock | — | 74,840 |
| Cash dividends paid | (8,479) | (4,079) |
| Cash dividends paid to minority interest | (10,876) | (3,011) |
| Other, net | (234) | (367) |
| Net cash provided by (used in) financing activities | 11,962 | (38,734) |
| Effect of exchange rate changes on cash and cash equivalents | 1,623 | 101 |
| Net increase (decrease) in cash and cash equivalents | 249 | (8,443) |
| Cash and cash equivalents at beginning of period | 62,473 | 71,347 |
| Increase due to subsidiaries newly included consolidation | 1,135 | 988 |
| Decrease due to subsidiary excluded consolidation | — | (1,419) |
| Cash and cash equivalents at end of period | 63,857 | 62,473 |

# Notes to consolidated financial statements

Nippon Mining Holdings, Inc. (the "Company") and its consolidated subsidiaries

## 1. Scope of consolidation

Consolidated subsidiaries : 112

| | | |
|---|---|---|
| (Newly included) | 10 | ( Kashima Aromatics Co., Ltd., Asiashoji Co., Ltd., Nikko Smelting and Refining Co., Ltd., Nippon Mining Procurement, Inc., etc.) |
| (Excluded) | 5 | ( Four subsidiaries of Gould Electronics GmbH., etc.) |

## 2. Application of equity method

Non-consolidated subsidiary accounted for by equity method : 0

| | | |
|---|---|---|
| (Excluded) | 1 | ( NK Curex Co., Ltd.) |

Affiliated companies accounted for by equity method : 15

| | | |
|---|---|---|
| (Excluded) | 3 | ( Hachinohe Smelting Co., Ltd., Akita Zinc Co., Ltd., etc.) |

## 3. Fiscal year ends of consolidated subsidiaries

The accompanying consolidated financial statements include the accounts of consolidated subsidiaries that have fiscal year ends other than March 31. The fiscal year ends of such subsidiaries are principally December 31, and the accounts of these subsidiaries have been used for consolidation purposes, with adjustments being made for significant transactions taking place in the intervening period.

## 4. Accounting standards

### (1) Valuation basis and valuation method for significant assets

**①Investment Securities**

Other securities

Other securities with readily determinable market values are carried at market values as of each respective balance sheet date, and associated unrealized gains and losses, net of taxes, are reported as a separate component of shareholders' equity.
Other securities that do not have readily determinable market values are stated at cost.

**②Inventories**

With respect to domestic subsidiaries:

Petroleum inventories are stated based on average cost.
Non-ferrous metals, electric materials and metal fabrication inventories are stated at cost based on the first-in, first-out method.

Inventories held by the Company's foreign subsidiaries are primarily stated at the lower of cost or market using the first-in, first-out method.

### (2) Depreciation method for fixed assets

**Property, Plant and Equipment :**

Depreciation of property, plant and equipment is primarily calculated based on the straight-line method.

**Intangible Assets :**

Amortization of intangible assets is primarily computed using the straight-line method.

### (3) Allowances

**①Allowance for Doubtful Accounts**

The allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience over a certain period.

**②Allowance for Retirement Benefits**

The reserve for employee retirement benefits, which is provided for future pension and severance paid at retirement, is recorded as the amount that has accrued at the end of the fiscal year, which is computed based on the projected benefit obligation and the estimated pension plan assets at the end of fiscal year.
Unrecognized net obligation at the date of initial application of the accounting standard for retirement benefits has been amortized on a straight-line basis over a period of ten years.
Unrecognized actuarial gains or losses and unrecognized prior service cost are recognized as income or expenses for the fiscal year of occurrence, except for certain consolidated subsidiaries which have elected to amortize them over the average remaining service period of participating employees.

**③Allowance for Periodic Repair Works**

*Certain domestic subsidiaries have an allowance for periodic repair works in an amount equal to the estimated cost of periodically required* repairs for oil tanks and machinery and equipment of oil refineries, which is accrued evenly over a period to the next scheduled repairs.

### (4) Translations of Foreign Currency Transactions and Accounts

Foreign currency transactions are generally translated using the foreign exchange rates prevailing at the respective transaction dates.
All assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign exchange gains and losses are included currently in income.
Revenues and expenses of foreign consolidated subsidiaries are translated into Japanese Yen using the average exchange rates for the period. Assets and liabilities are translated into Japanese Yen using the foreign exchange rates prevailing at the balance sheet dates, and equity accounts are translated using historical rates. The resultant difference is presented as foreign currency translation adjustments in a separate component of shareholders' equity.

**(5) Leases**

Finance leases, other than those under which ownership of the leased assets is transferred to the lessee or those contracts that have bargain purchase provisions, are accounted for in the same manner as operating leases.

**5. Valuation of Assets and Liabilities of Consolidated Subsidiaries**

The assets and liabilities of a newly consolidated subsidiary are marked to fair value at the time.

**6. Amortization of Consolidated Adjustment Account**

The consolidation adjustment account, which represents the difference between the carrying amount of an investment in a subsidiary and underlying equity, is amortized over 5 years.

**7. Appropriation of Retained Earnings**

Cash dividends and bonuses to directors are recorded in the fiscal year in which a proposed appropriation is approved by a general meeting of the shareholders.

**8. Cash and Cash Equivalents**

Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and investments with original maturities of three months or less.

## Segment Information

### 1. Segment Information summarized by product group

For the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006 ) (millions of yen)

| | Petroleum | Resources and Non-ferrous Metals | Electronic Materials | Metal Fabrication | Other Operations | Total | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|---|---|
| Sales | | | | | | | | |
| (1) Outside customers | 2,407,824 | 455,061 | 102,684 | 48,374 | 12,319 | 3,026,262 | — | 3,026,262 |
| (2) Inter-group | 4,247 | 29,089 | 3,638 | 7,162 | 13,467 | 57,603 | (57,603) | — |
| Total | 2,412,071 | 484,150 | 106,322 | 55,536 | 25,786 | 3,083,865 | (57,603) | 3,026,262 |
| Operating costs and expenses | 2,313,297 | 457,329 | 95,130 | 49,391 | 24,365 | 2,939,512 | (57,698) | 2,881,814 |
| Operating Income (loss) | 98,774 | 26,821 | 11,192 | 6,145 | 1,421 | 144,353 | 95 | 144,448 |
| Income (loss) before special items | 99,044 | 70,281 | 9,649 | 6,376 | 2,812 | 188,162 | 560 | 188,722 |
| Identifiable assets, depreciation and amortization, Impairment losses and capital expenditures | | | | | | | | |
| Assets | 1,196,316 | 453,755 | 135,478 | 68,135 | 408,756 | 2,262,440 | (402,857) | 1,859,583 |
| Depreciation and amortization | 30,148 | 6,671 | 5,081 | 2,616 | 404 | 44,920 | (49) | 44,871 |
| Impairment losses | 1,740 | 544 | 3,210 | — | 69 | 5,563 | — | 5,563 |
| Capital expenditures | 34,758 | 11,517 | 5,994 | 4,809 | 446 | 57,524 | 145 | 57,669 |

For the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005 ) (millions of yen)

| | Petroleum | Resources and Non-ferrous Metals | Electronic Materials | Metal Fabrication | Other Operations | Total | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|---|---|
| Sales | | | | | | | | |
| (1) Outside customers | 1,979,823 | 357,989 | 86,094 | 47,958 | 30,674 | 2,502,538 | — | 2,502,538 |
| (2) Inter-group | 6,534 | 20,732 | 2,887 | 6,360 | 10,002 | 46,515 | (46,515) | — |
| Total | 1,986,357 | 378,721 | 88,981 | 54,318 | 40,676 | 2,549,053 | (46,515) | 2,502,538 |
| Operating costs and expenses | 1,894,045 | 362,046 | 78,959 | 45,696 | 43,170 | 2,423,916 | (46,986) | 2,376,930 |
| Operating Income (loss) | 92,312 | 16,675 | 10,022 | 8,622 | (2,494) | 125,137 | 471 | 125,608 |
| Income (loss) before special items | 87,837 | 46,431 | 7,721 | 8,566 | (2,047) | 148,508 | (453) | 148,055 |
| Identifiable assets, depreciation and amortization, Impairment losses and capital expenditures | | | | | | | | |
| Assets | 1,049,616 | 306,573 | 111,044 | 60,690 | 264,945 | 1,792,868 | (212,724) | 1,580,144 |
| Depreciation and amortization | 31,038 | 6,987 | 5,874 | 2,641 | 1,241 | 47,781 | (55) | 47,726 |
| Impairment losses | 10,860 | 1,213 | 12,053 | — | 90 | 24,216 | 1,016 | 25,232 |
| Capital expenditures | 29,964 | 6,980 | 5,141 | 3,747 | 1,403 | 47,235 | 52 | 47,287 |

**Note. Main products for each group are the following;**

| | |
|---|---|
| Petroleum | : gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, etc. |
| Resources and Non-ferrous Metals | : resource development, copper, gold, silver, zinc, sulfuric acid, electric wires, cables, titanium, etc. |
| Electronic Materials | : copper foils, sputtering targets, compound semiconductor materials, etc. |
| Metal Fabrication | : wrought copper and copper alloy products, special steel products, precision products, etc. |
| Other Operations | : information service, common group administrative activities such as fund procurement, etc. |

### 2. Segment information summarized by region

For this fiscal year and the previous fiscal year, operations in Japan have over 90 % share of total sales and assets of whole segment.

### 3. Overseas sales

For this fiscal year and the previous fiscal year, overseas sales has less than 10% share of consolidated sales.

# Financial Results FY2005

## --Fiscal year ended March 2006--



Nippon Mining Holdings, INC.

May 10, 2006

※Statements which are not historical fact are future projections made based on certain assumptions and our management's judgment drawn from currently available information. Please note that actual performance may vary significantly from any particular projection, due to various factors.

# I Annual Results FY2005

## 1. Operating Results (consolidated)

(Billions of Yen)

| | FY2005 | | | FY2004 | | | Differences |
|---|---|---|---|---|---|---|---|
| | 1H | 2H | Total | 1H | 2H | Total | |
| Net Sales | 1,365.1 | 1,661.1 | 3,026.3 | 1,170.1 | 1,332.4 | 2,502.5 | (○) 523.7 |
| Operating Income | 63.4 | 81.0 | 144.4 | 47.2 | 78.4 | 125.6 | (○) 18.8 |
| Other Income and Expenses, net | 19.7 | 24.6 | 44.3 | 7.2 | 15.2 | 22.4 | (○) 21.8 |
| Income before Special Items | 83.1 | 105.6 | 188.7 | 54.4 | 93.6 | 148.1 | (○) 40.7 |
| Special Profit and Loss, net | 5.0 | (21.1) | (16.1) | (13.7) | (27.7) | (41.4) | (○) 25.3 |
| Income Taxes | 28.7 | 32.2 | 60.9 | 17.7 | 30.3 | 48.0 | (×) 12.9 |
| Minority Interest | 6.9 | 7.9 | 14.9 | 5.0 | 3.1 | 8.1 | (×) 6.7 |
| Net Income | 52.5 | 44.4 | 96.9 | 18.0 | 32.6 | 50.6 | (○) 46.3 |

### <1> Scope of Consolidation

(1) Consolidated subsidiaries 112 (10 additions, 5 reductions)
(2) Equity method affiliates 15 ( 4 reductions)

### <2> Income before Special Items

Factors in ¥188.7 billion increase in the Income before Special Items

① Operating Income ¥144.4bn

| | |
|---|---|
| · Petroleum | 98.8 |
| · Resources & Non-ferrous Metals | 26.8 |
| · Electronic Materials | 11.2 |
| · Metal Fabrication | 6.1 |
| · Others | 1.5 |

② Other Income and Expense, net ¥44.3bn

| | |
|---|---|
| · Interest and dividend income | 3.8 |
| · Amortization of consolidation adjustment account | 2.1 |
| · Equity in income of non-consolidated subsidiaries and affiliates | 51.0 |
| · Interest expenses | (10.9) |
| · Others | (1.7) |

### <3> Special profit and Loss, net

Breakdown of Special profit and Loss, net ¥(16.1) billion

| | |
|---|---|
| · Gain on sales of investments in securities | 7.2 |
| · Gain on sales of property, plant and equipment | 4.3 |
| · Gain on proceeds from casualty insurance | 2.7 |
| · Bad debt recovery | 2.3 |
| · Reorganization and restructuring costs | (13.6) |
| · Impairment losses | (5.6) |
| · Loss on disposal of property, plant and equipment | (5.3) |
| · Provision for environmental remediation allowance | (4.3) |
| · Provision for allowance for cost of disposal of unutilized property, plant and equipment | (1.0) |
| · Others | (2.8) |

<4> Segment Information

(Billions of Yen)

| | | FY2005 | | | FY2004 | | | Differences |
|---|---|---|---|---|---|---|---|---|
| | | 1H | 2H | Total | 1H | 2H | Total | |
| Petroleum | Net Sales | 1,092.9 | 1,319.2 | 2,412.1 | 901.5 | 1,084.9 | 1,986.4 | (○) 425.7 |
| | Operating Income | 42.5 | 56.2 | 98.8 | 29.9 | 62.4 | 92.3 | (○) 6.5 |
| | Income before Special Items | 42.0 | 57.0 | 99.0 | 26.5 | 61.4 | 87.8 | (○) 11.2 |
| Resources & Non-ferrous Metals | Net Sales | 213.0 | 271.2 | 484.2 | 189.0 | 189.7 | 378.7 | (○) 105.4 |
| | Operating Income | 12.6 | 14.3 | 26.8 | 7.5 | 9.1 | 16.7 | (○) 10.1 |
| | Income before Special Items | 32.5 | 37.8 | 70.3 | 19.5 | 27.0 | 46.4 | (○) 23.9 |
| Electronic Materials | Net Sales | 47.4 | 58.9 | 106.3 | 46.7 | 42.3 | 89.0 | (○) 17.3 |
| | Operating Income | 5.1 | 6.1 | 11.2 | 7.1 | 2.9 | 10.0 | (○) 1.2 |
| | Income before Special Items | 4.3 | 5.3 | 9.6 | 6.4 | 1.4 | 7.7 | (○) 1.9 |
| Metal Fabrication | Net Sales | 24.5 | 31.0 | 55.5 | 28.6 | 25.8 | 54.3 | (○) 1.2 |
| | Operating Income | 2.5 | 3.6 | 6.1 | 5.4 | 3.2 | 8.6 | (×) 2.5 |
| | Income before Special Items | 2.7 | 3.7 | 6.4 | 5.4 | 3.1 | 8.6 | (×) 2.2 |
| Others | Net Sales | 10.9 | 14.8 | 25.8 | 29.2 | 11.4 | 40.7 | (×) 14.9 |
| | Operating Income | 0.7 | 0.8 | 1.5 | (2.8) | 0.8 | (2.0) | (○) 3.5 |
| | Income before Special Items | 1.6 | 1.8 | 3.4 | (3.3) | 0.8 | (2.5) | (○) 5.9 |
| Eliminations | Net Sales | (23.6) | (34.0) | (57.6) | (24.8) | (21.7) | (46.5) | (×) 11.1 |
| Total | Net Sales | 1,365.1 | 1,661.1 | 3,026.3 | 1,170.1 | 1,332.4 | 2,502.5 | (○) 523.7 |
| | Operating Income | 63.4 | 81.0 | 144.4 | 47.2 | 78.4 | 125.6 | (○) 18.8 |
| | Income before Special Items | 83.1 | 105.6 | 188.7 | 54.4 | 93.6 | 148.1 | (○) 40.7 |

※ Net Sales of each segment includes inter-segments sales.
※ Income of eliminations and corporate income are included in Others.

## <5> Key Data

| | | FY2005 | | | FY2004 | | |
|---|---|---|---|---|---|---|---|
| | | 1H | 2H | Total | 1H | 2H | Total |
| All Segments | Exchange Rate (¥／$) | 109 | 117 | 113 | 110 | 105 | 108 |
| Petroleum | Dubai Spot Price ($／BBL) | 51.6 | 55.4 | 53.5 | 34.8 | 38.4 | 36.6 |
| | Market Price of Paraxylene ($／t) ACP Base | 919 | 1,007 | 963 | 806 | 972 | 889 |
| Resources & Non-ferrous Metals | Market Price of Copper (¢／lb) | 162 | 210 | 186 | 128 | 144 | 136 |
| | Electrolytic Copper Sales (1,000 tons) | 302 | 287 | 588 | 313 | 295 | 607 |
| Electronic Materials | Electro-deposited Copper Foil Sales (ton／month) | 2,097 | 2,062 | 2,080 | 2,735 | 1,965 | 2,350 |
| | Treated Rolled Copper Foil Sales (1,000 meters／month) | 3,021 | 4,566 | 3,794 | 4,102 | 2,685 | 3,393 |
| | ITO Target Sales (tons／month) | 24.2 | 28.0 | 26.1 | 19.1 | 20.2 | 19.7 |
| Metal Fabrication | Wrought copper products (1,000 tons) | 16.8 | 19.6 | 36.4 | 18.8 | 16.0 | 34.8 |
| | Special Steel Products (1,000 tons) | 1.9 | 2.5 | 4.4 | 5.6 | 4.5 | 10.1 |
| | High Quality Products Ratio | 41% | 45% | 43% | 30% | 29% | 30% |

## 2. Information by Segments

### <1> Petroleum (Japan Energy Group)

(1) Operating Results

(Billions of Yen)

| | FY2005 | FY2004 | Differences |
|---|---|---|---|
| Net Sales | 2,412.1 | 1,986.4 | (○) 425.7 |
| Operating Income | 98.8 | 92.3 | (○) 6.5 |
| Income before Special Items | 99.0 | 87.8 | (○) 11.2 |

Factors in ¥11.2 billion increase in the Income before Special Items

- Effect of inventory valuation (○)33.4
  FY2004: ¥17.5bn → FY2005: ¥50.9bn
- Influence of a fire and a natural disaster in FY2004 (○) 5.5
- Decrease in income for petrochemical business (×) 9.0
- Others (×)23.4
  Energy cost up, Margin time lag and others
- Other income and expenses (○) 4.7
  Increase in equity in income of non-consolidated subsidiaries and affiliates

(2) Sales volume and growth rate

| | Domestic sales volume (Thousands of KL) | | | Growth rate (2005 vs. 2004) |
|---|---|---|---|---|
| | FY2005 | FY2004 | Differences | |
| Gasoline | 6,188 | 6,298 | △110 | 98.3% |
| Naphtha | 3,747 | 3,426 | 321 | 109.4% |
| Jet Fuel | 635 | 703 | △68 | 90.3% |
| Kerosene | 2,801 | 2,868 | △67 | 97.7% |
| Gas Oil | 4,367 | 4,417 | △50 | 98.9% |
| A Heavy Fuel | 2,833 | 2,723 | 110 | 104.0% |
| C Heavy Fuel | 2,595 | 2,366 | 229 | 109.7% |
| **Total** | **23,166** | **22,801** | **365** | **101.6%** |
| Gasoline & Middle Distillation | 16,189 | 16,306 | △117 | 99.3% |

(3) Refining volume of crude oil and utilization rate of crude oil distillation units

(Millions of KL)

| | | FY2005 | | | | | FY2004 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1Q | 2Q | 3Q | 4Q | Total | 1Q | 2Q | 3Q | 4Q | Total |
| Group Total | Refining volume | 5.89 | 7.30 | 7.48 | 7.48 | 28.14 | 6.24 | 6.67 | 7.40 | 7.37 | 27.67 |
| | Utilization rate | 70% | 86% | 87% | 89% | 83% | 74% | 78% | 86% | 88% | 81% |
| | Comparison with Previous Year | 94% | 109% | 101% | 101% | 102% | 89% | 104% | 107% | 100% | 100% |
| Mizushima | Refining volume | 1.97 | 2.69 | 2.79 | 2.90 | 10.36 | 2.86 | 2.42 | 2.94 | 2.83 | 11.04 |
| | Utilization rate | 68% | 92% | 94% | 99% | 88% | 97% | 81% | 98% | 96% | 93% |
| | Comparison with Previous Year | 69% | 111% | 95% | 103% | 94% | 110% | 102% | 126% | 101% | 109% |
| Kashima | Refining volume | 2.57 | 2.59 | 2.64 | 2.58 | 10.39 | 1.60 | 2.29 | 2.59 | 2.62 | 9.11 |
| | Utilization rate | 94% | 93% | 95% | 95% | 94% | 58% | 83% | 93% | 97% | 83% |
| | Comparison with Previous Year | 161% | 113% | 102% | 98% | 114% | 65% | 105% | 99% | 101% | 92% |

※ Capacity of Japan Energy Group's Refinery

Japan Energy Mizushima Refinery : 205,200 Barrels/Day

Kashima Oil Kashima Refinery : 190,000 Barrels/Day

Fuji Oil Sodegaura Refinery : 192,000 Barrels/Day

## <2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Operating Results

(Billions of Yen)

| | FY2005 | FY2004 | Differences |
|---|---|---|---|
| Net Sales | 484.2 | 378.7 | (○) 105.4 |
| Operating Income | 26.8 | 16.7 | (○) 10.1 |
| Income before Special Items | 70.3 | 46.4 | (○) 23.9 |

Factors in ¥23.9 billion increase in the Income before Special Items

- Nippon Mining & Metals and consolidated subsidiaries (○) ¥9.2bn
  - * Metal prices up
  - * TC/RC improvement
  - * Copper premium improvement
  - * Depreciation of the yen, etc.
- Equity in income of affiliates (○)¥14.7bn
  - * Minera Los Pelambres (○)10.6
    Copper and molybdenum prices up, etc.
  - * LS-Nikko (○) 4.1
    Copper price up, TC/RC improvement, etc.

(2) Price and Sales Volume

| | | FY2005 | | | FY2004 | | |
|---|---|---|---|---|---|---|---|
| | | 1H | 2H | Total | 1H | 2H | Total |
| Price | Copper (¢/lb) | 162 | 210 | 186 | 128 | 144 | 136 |
| | Zinc ($/t) | 1,285 | 1,941 | 1,613 | 1,004 | 1,215 | 1,109 |
| | Gold ($/TOZ) | 433 | 520 | 477 | 397 | 431 | 414 |
| | Platinum ($/TOZ) | 883 | 998 | 940 | 834 | 856 | 845 |
| | Palladium ($/TOZ) | 189 | 265 | 227 | 236 | 198 | 217 |
| Sales Volume (Thousand tons) | Copper | 302 | 287 | 588 | 313 | 295 | 607 |
| | Zinc | 38 | 42 | 80 | 42 | 43 | 85 |

## <3> Electronic Materials (Nikko Materials Group)

(1) Operating Results

(Billions of Yen)

| | FY2005 | FY2004 | Differences |
|---|---|---|---|
| Net Sales | 106.3 | 89.0 | (○) 17.3 |
| Operating Income | 11.2 | 10.0 | (○) 1.2 |
| Income before Special Items | 9.6 | 7.7 | (○) 1.9 |

Factors in ¥1.9 billion increase in the Income before Special Items

- Operating Income (○)¥1.2bn
  - * Electro-deposited copper foil (×) 0.4
  - * Treated rolled copper foil (○) 0.1
  - * Sputtering targets (○) 1.8
  - * Compound semiconductor materials and others (○) 0.3
  - * Expenses including research and development cost (×) 0.6

- Other Income and Expenses (○)¥0.7bn
  - * Interest expenses (○) 0.2
  - * Gain on sales of scrap (○) 0.4
  - * Others (○) 0.1

(2) Breakdown by Products

(Billions of Yen)

| | | FY2005 | FY2004 | Differences |
|---|---|---|---|---|
| Electro-deposited and Treated Rolled Copper Foil | Net Sales | 39.6 | 38.3 | (○) 1.3 |
| | Operating Income | 1.4 | 1.7 | (×) 0.3 |
| Targets | Net Sales | 54.8 | 40.0 | (○) 14.8 |
| | Operating Income | 12.7 | 10.9 | (○) 1.8 |
| Compound Semiconductor Materials and Others | Net Sales | 11.9 | 10.7 | (○) 1.2 |
| | Operating Income | (2.9) | (2.6) | (×) 0.3 |
| Total | Net Sales | 106.3 | 89.0 | (○) 17.3 |
| | Operating Income | 11.2 | 10.0 | (○) 1.2 |

## <4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Operating Results

(Billions of Yen)

| | FY2005 | FY2004 | Differences |
|---|---|---|---|
| Net Sales | 55.5 | 54.3 | (○) 1.2 |
| Operating Income | 6.1 | 8.6 | (×) 2.5 |
| Income before Special Items | 6.4 | 8.6 | (×) 2.2 |

Factors in ¥2.2 billion decrease in the Income before Special Items

- Sales increase (○) ¥1.3bn
  - * Corson alloy (○) 0.8
  - * Others (○) 0.5
- Sales decrease (×) ¥1.9bn
  - * Stainless steel for electron guns for CRT (×) 1.6
  - * Others (×) 0.3
- Copper price up (○) ¥0.3bn
- Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd. (×) ¥0.7bn
- Woojin Precision Industry Co., Ltd. (×) ¥0.7bn
- Others (×) ¥0.5bn

(2) Sales by Products

(Billions of Yen)

| | | FY2005 | FY2004 | Differences |
|---|---|---|---|---|
| Wrought copper | Phosphor bronze | 15.3 | 13.1 | (○) 2.2 |
| | Corson alloy | 6.8 | 5.2 | (○) 1.6 |
| | Copper foil | 6.5 | 6.2 | (○) 0.3 |
| | Others | 9.6 | 7.3 | (○) 2.3 |
| Special steel | Stainless steel | 2.0 | 4.6 | (×) 2.6 |
| | High-nickel alloy | 4.0 | 6.8 | (×) 2.8 |
| | Others | 0.3 | 0.3 | — |
| Others (Precision manufacturing etc.) | | 11.0 | 10.8 | (○) 0.2 |
| Total | | 55.5 | 54.3 | (○) 1.2 |

## 3. Comparison with the Previous Forecasts

### <1> Assumptions

| | | FY2005 | | |
|---|---|---|---|---|
| | | Actual | Previous forecasts (Mar. 29) | Differences |
| All Segments | Exchange Rate (¥/$) | 113 | 113 | - |
| Petroleum | Dubai Spot Price ($/BBL) | 53.5 | 53.5 | - |
| | Market Price of Paraxylene ($/t) ACP Base | 963 | 963 | - |
| Resources & Non-ferrous Metals | Market Price of Copper (¢/lb) | 186 | 185 | (+) 1 |
| | Electrolytic Copper Sales (1,000 tons) | 588 | 590 | (-) 2 |
| Electronic Materials | Electro-deposited Copper Foil Sales (ton/month) | 2,080 | 2,067 | (+) 13 |
| | Treated Rolled Copper Foil Sales (1,000 meters/month) | 3,794 | 3,765 | (+) 29 |
| | ITO Target Sales (tons/month) | 26.1 | 26.0 | (+) 0.1 |
| Metal Fabrication | Wrought copper products (1,000 tons) | 36.4 | 36.5 | (-) 0.1 |
| | Special Steel Products (1,000 tons) | 4.4 | 4.7 | (-) 0.3 |
| | High Quality Products Ratio | 43% | 43% | - |

### <2> Operating Results (consolidated)

(Billions of Yen)

| | FY2005 | | |
|---|---|---|---|
| | Actual | Previous forecasts (Mar. 29) | Differences |
| Net Sales | 3,026.3 | 3,030.0 | (×) 3.7 |
| Operating Income | 144.4 | 141.0 | (○) 3.4 |
| Income before Special Items | 188.7 | 184.0 | (○) 4.7 |
| Net Income | 96.9 | 93.0 | (○) 3.9 |
| Ratio of Income before Special Items to Net Sales | 6.2% | 6.1% | (○) 0.2% |
| Earnings Per Share (yen) | 113.9 | 109.9 | (○) 4.0 |
| Number of Share (1,000 Shares) | 847,047 | 847,047 | - |

<3> Segment Information

(Billions of Yen)

| | | FY2005 | | |
|---|---|---|---|---|
| | | Actual | Previous forecasts (Mar. 29) | Differences |
| Petroleum | Net Sales | 2,412.1 | 2,410.0 | (○) 2.1 |
| | Operating Income | 98.8 | 96.0 | (○) 2.7 |
| | Income before Special Items | 99.0 | 96.0 | (○) 3.0 |
| Resources & Non-ferrous Metals | Net Sales | 484.2 | 483.0 | (○) 1.2 |
| | Operating Income | 26.8 | 25.5 | (○) 1.4 |
| | Income before Special Items | 70.3 | 68.5 | (○) 1.8 |
| Electronic Materials | Net Sales | 106.3 | 104.0 | (○) 2.3 |
| | Operating Income | 11.2 | 11.0 | (○) 0.2 |
| | Income before Special Items | 9.6 | 9.5 | (○) 0.1 |
| Metal Fabrication | Net Sales | 55.5 | 55.0 | (○) 0.5 |
| | Operating Income | 6.1 | 6.5 | (×) 0.4 |
| | Income before Special Items | 6.4 | 6.5 | (×) 0.1 |
| Others | Net Sales | 25.8 | 24.0 | (○) 1.7 |
| | Operating Income | 1.5 | 2.0 | (×) 0.5 |
| | Income before Special Items | 3.4 | 3.5 | (×) 0.1 |
| Eliminations | Net Sales | (57.6) | (46.0) | (×) 11.6 |
| Total | Net Sales | 3,026.3 | 3,030.0 | (×) 3.7 |
| | Operating Income | 144.4 | 141.0 | (○) 3.4 |
| | Income before Special Items | 188.7 | 184.0 | (○) 4.7 |

※Net Sales of each segment includes inter-segments sales.

## <4> Income before Special Items

(Billions of Yen)

| | Actual | Previous forecasts (Mar. 29) | Differences | Notes |
|---|---|---|---|---|
| Petroleum | 99.0 | 96.0 | (○)3.0 | ➢ Margin time lag<br>➢ Cost reduction |
| Resources & Non-ferrous Metals | 70.3 | 68.5 | (○)1.8 | ➢ Metal prices up<br>➢ Depreciation of the yen<br>➢ Cost reduction |
| Electronic Materials | 9.6 | 9.5 | (○)0.1 | ➢ Sales increase of Treated Rolled Copper Foil |
| Metal Fabrication | 6.4 | 6.5 | (×)0.1 | ➢ Manufacturing cost up |
| Others | 3.4 | 3.5 | (×)0.1 | |
| Total | 188.7 | 184.0 | (○)4.7 | |

## 4. Quarterly Results FY2005

(Billions of Yen)

| | | 1H | | | 2H | | | Full Year |
|---|---|---|---|---|---|---|---|---|
| | | 1Q | 2Q | Total | 3Q | 4Q | Total | |
| Petroleum | Net Sales | 509.8 | 583.1 | 1,092.9 | 637.2 | 682.0 | 1,319.2 | 2,412.1 |
| | Operating Income | 27.0 | 15.5 | 42.5 | 29.8 | 26.4 | 56.2 | 98.8 |
| | Income before Special Items | 27.0 | 15.0 | 42.0 | 29.4 | 27.6 | 57.0 | 99.0 |
| Resources & Non-ferrous Metals | Net Sales | 100.4 | 112.6 | 213.0 | 122.6 | 148.6 | 271.2 | 484.2 |
| | Operating Income | 5.3 | 7.3 | 12.6 | 5.7 | 8.6 | 14.3 | 26.8 |
| | Income before Special Items | 14.7 | 17.8 | 32.5 | 17.6 | 20.2 | 37.8 | 70.3 |
| Electronic Materials | Net Sales | 22.6 | 24.8 | 47.4 | 28.8 | 30.1 | 58.9 | 106.3 |
| | Operating Income | 2.6 | 2.5 | 5.1 | 3.6 | 2.5 | 6.1 | 11.2 |
| | Income before Special Items | 2.2 | 2.1 | 4.3 | 3.3 | 2.0 | 5.3 | 9.6 |
| Metal Fabrication | Net Sales | 12.0 | 12.5 | 24.5 | 15.1 | 15.9 | 31.0 | 55.5 |
| | Operating Income | 1.7 | 0.8 | 2.5 | 2.4 | 1.2 | 3.6 | 6.1 |
| | Income before Special Items | 1.8 | 0.8 | 2.7 | 2.4 | 1.3 | 3.7 | 6.4 |
| Others | Net Sales | 4.1 | 6.8 | 10.9 | 5.5 | 9.3 | 14.8 | 25.8 |
| | Operating Income | 0.0 | 0.7 | 0.7 | 0.2 | 0.6 | 0.8 | 1.5 |
| | Income before Special Items | 0.6 | 1.0 | 1.6 | 0.7 | 1.1 | 1.8 | 3.4 |
| Eliminations | Net Sales | (12.0) | (11.7) | (23.6) | (15.6) | (18.4) | (34.0) | (57.6) |
| Total | Net Sales | 636.9 | 728.2 | 1,365.1 | 793.6 | 867.5 | 1,661.1 | 3,026.3 |
| | Operating Income | 36.6 | 26.8 | 63.4 | 41.7 | 39.3 | 81.0 | 144.4 |
| | Income before Special Items | 46.4 | 36.8 | 83.1 | 53.3 | 52.3 | 105.6 | 188.7 |

※ Net Sales of each segment includes inter-segments sales.
※ Income of eliminations and corporate income are included in Others.

## II Annual Forecasts FY2006

※ Since segment classification has been slightly changed from FY2006, all the figures by segment for FY2005 (Actual) and FY2006 (Forecasts) on the following statements are based on the new classification.

### 1. Comparison with FY2005

<1> Assumptions

| | | FY2006 (Forecasts) | | | FY2005 (Actual) | | |
|---|---|---|---|---|---|---|---|
| | | 1H | 2H | Total | 1H | 2H | Total |
| All Segments | Exchange Rate (¥/$) | 110 | 110 | 110 | 109 | 117 | 113 |
| Petroleum | Dubai Spot Price ($/BBL) | 58.0 | 58.0 | 58.0 | 51.6 | 55.4 | 53.5 |
| | Market Price of Paraxylene ($/t) ACP Base | 1,055 | 1,065 | 1,060 | 919 | 1,007 | 963 |
| Resources & Metals | Market Price of Copper (¢/lb) | 240 | 200 | 220 | 162 | 210 | 186 |
| | Electrolytic Copper Sales (1,000 tons) | 304 | 324 | 628 | 302 | 287 | 588 |
| Electronic Materials | Electro-deposited Copper Foil Sales (tons/month) | 1,930 | 2,006 | 1,968 | 2,097 | 2,062 | 2,080 |
| | Treated Rolled Copper Foil Sales (1,000 meters/month) | 4,600 | 5,000 | 4,800 | 3,021 | 4,566 | 3,794 |
| | ITO Target Sales (tons/month) | 30.0 | 41.8 | 35.9 | 24.2 | 28.0 | 26.1 |
| Metal Manufacturing | Wrought copper products (1,000 tons) | 19.9 | 20.6 | 40.5 | 16.8 | 19.6 | 36.4 |
| | Special Steel Products (1,000 tons) | 2.2 | 1.8 | 4.0 | 1.9 | 2.5 | 4.4 |
| | High Quality Products Ratio | 44% | 46% | 45% | 41% | 45% | 43% |

<2> Operating Forecasts (consolidated)

(Billions of Yen)

| | FY2006 (Forecasts) | | | FY2005 (Actual) | | | Differences |
|---|---|---|---|---|---|---|---|
| | 1H | 2H | Total | 1H | 2H | Total | |
| Net Sales | 1,570.0 | 1,695.0 | 3,265.0 | 1,365.1 | 1,661.1 | 3,026.3 | (○) 238.7 |
| Operating Income | 41.0 | 51.0 | 92.0 | 63.4 | 81.0 | 144.4 | (×) 52.4 |
| Income before Special Items | 68.0 | 75.0 | 143.0 | 83.1 | 105.6 | 188.7 | (×) 45.7 |
| Net Income | 39.0 | 43.0 | 82.0 | 52.5 | 44.4 | 96.9 | (×) 14.9 |
| Ratio of Income before Special Items to Net Sales | 4.3% | 4.4% | 4.4% | 6.1% | 6.4% | 6.2% | (×) 1.9% |
| Earnings Per Share (yen) | | | 96.8 | | | 113.9 | (×) 17.1 |
| Number of Shares (1,000 Shares) | | | (847,047) | | | (847,047) | — |

## <3> Operating Forecasts by Segments

(Billions of Yen)

| Segment | | Item | FY2006 (Forecasts) 1H | FY2006 (Forecasts) 2H | FY2006 (Forecasts) Total | FY2005 (Actual) 1H | FY2005 (Actual) 2H | FY2005 (Actual) Total | Differences 1H | Differences 2H | Differences Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Petroleum (Japan Energy Group) | | Net Sales | 1,170.0 | 1,300.0 | 2,470.0 | 1,087.2 | 1,305.4 | 2,392.6 | (○) 82.8 | (×) 5.4 | (○) 77.4 |
| | | Operating Income | 20.5 | 23.5 | 44.0 | 42.1 | 54.5 | 96.6 | (×) 21.6 | (×) 31.0 | (×) 52.6 |
| | | Income before Special Items | 22.0 | 25.0 | 47.0 | 41.5 | 55.4 | 97.0 | (×) 19.5 | (×) 30.4 | (×) 50.0 |
| Metals (Nippon Mining & Metals Group) | | Net Sales | 387.0 | 375.0 | 762.0 | 268.8 | 338.3 | 607.1 | (○)118.2 | (○) 36.7 | (○)154.9 |
| | | Operating Income | 19.5 | 25.0 | 44.5 | 19.6 | 23.4 | 43.0 | (×) 0.1 | (○) 1.6 | (○) 1.5 |
| | | Income before Special Items | 43.5 | 46.0 | 89.5 | 37.9 | 45.0 | 82.8 | (○) 5.6 | (○) 1.0 | (○) 6.7 |
| | Resources & Metals | Net Sales | 320.0 | 298.0 | 618.0 | 218.1 | 277.2 | 495.4 | (○)101.9 | (○) 20.8 | (○)122.6 |
| | | Operating Income | 13.0 | 14.5 | 27.5 | 12.7 | 14.4 | 27.1 | (○) 0.3 | (○) 0.1 | (○) 0.4 |
| | | Income before Special Items | 38.0 | 36.5 | 74.5 | 31.5 | 36.7 | 68.2 | (○) 6.5 | (×) 0.2 | (○) 6.3 |
| | Electronic Materials | Net Sales | 60.0 | 69.0 | 129.0 | 47.4 | 58.9 | 106.3 | (○) 12.6 | (○) 10.1 | (○) 22.7 |
| | | Operating Income | 3.0 | 5.5 | 8.5 | 5.1 | 6.1 | 11.2 | (×) 2.1 | (×) 0.6 | (×) 2.7 |
| | | Income before Special Items | 2.0 | 4.5 | 6.5 | 4.3 | 5.3 | 9.6 | (×) 2.3 | (×) 0.8 | (×) 3.1 |
| | Metal Manufacturing | Net Sales | 27.0 | 28.0 | 55.0 | 23.1 | 29.6 | 52.8 | (○) 3.9 | (×) 1.6 | (○) 2.2 |
| | | Operating Income | 3.5 | 4.0 | 7.5 | 2.4 | 3.5 | 5.9 | (○) 1.1 | (○) 0.5 | (○) 1.6 |
| | | Income before Special Items | 3.0 | 4.0 | 7.0 | 2.6 | 3.6 | 6.2 | (○) 0.4 | (○) 0.4 | (○) 0.8 |
| | Metal Group Adjustments | Net Sales | (20.0) | (20.0) | (40.0) | (19.8) | (27.5) | (47.3) | (×) 0.2 | (○) 7.5 | (○) 7.3 |
| | | Operating Income | – | 1.0 | 1.0 | (0.5) | (0.6) | (1.2) | (○) 0.5 | (○) 1.6 | (○) 2.2 |
| | | Income before Special Items | 0.5 | 1.0 | 1.5 | (0.5) | (0.6) | (1.2) | (○) 1.0 | (○) 1.6 | (○) 2.7 |
| Others | | Net Sales | 28.0 | 36.0 | 64.0 | 23.2 | 35.3 | 58.5 | (○) 4.8 | (○) 0.7 | (○) 5.5 |
| | | Operating Income | 1.0 | 2.5 | 3.5 | 1.7 | 3.2 | 4.9 | (×) 0.7 | (×) 0.7 | (×) 1.4 |
| | | Income before Special Items | 2.5 | 4.0 | 6.5 | 3.7 | 5.2 | 8.9 | (×) 1.2 | (×) 1.2 | (×) 2.4 |
| Eliminations | | Net Sales | (15.0) | (16.0) | (31.0) | (14.2) | (17.9) | (32.0) | (×) 0.8 | (○) 1.9 | (○) 1.0 |
| Total | | Net Sales | 1,570.0 | 1,695.0 | 3,265.0 | 1,365.1 | 1,661.1 | 3,026.3 | (○)204.9 | (○) 33.9 | (○)238.7 |
| | | Operating Income | 41.0 | 51.0 | 92.0 | 63.4 | 81.0 | 144.4 | (×) 22.4 | (×) 30.0 | (×) 52.4 |
| | | Income before Special Items | 68.0 | 75.0 | 143.0 | 83.1 | 105.6 | 188.7 | (×) 15.1 | (×) 30.6 | (×) 45.7 |

※Net Sales of each segment includes inter-segments sales.

## <4> Income before Special Items (FY2006 vs. FY2005)

(Billions of Yen)

| | FY2006 (Forecasts) | FY2005 (Actual) | Differences | Notes |
|---|---|---|---|---|
| Petroleum (Japan Energy Group) | 47.0 | 97.0 | (×) 50.0 | ➢ Negative impact of inventory valuation (×) 42.9 (FY05:50.9 → FY06:8.0)<br>➢ Petrochemicals (×) 2.0<br>➢ Others (×) 5.1 |
| Metals (Nippon Mining & Metals Group) | 89.5 | 82.8 | (○) 6.7 | |
| Resources & Metals | 74.5 | 68.2 | (○) 6.3 | ➢ Copper price up<br>➢ TC/RC improvement<br>➢ Deterioration of Copper premium<br>➢ Withdrawal from zinc business |
| Electronic Materials | 6.5 | 9.6 | (×) 3.1 | ➢ Negative impact of inventory valuation<br>➢ Sales increase of Treated Rolled Copper Foil and Sputtering Targets<br>➢ Positive impact of closure of Electro-deposited Copper Foil plant in U.S.A |
| Metal Manufacturing | 7.0 | 6.2 | (○) 0.8 | ➢ Sales increase of Treated Rolled Copper Foil and IT-related products |
| Metal Group Adjustments | 1.5 | (1.2) | (○) 2.7 | |
| Others | 6.5 | 8.9 | (×) 2.4 | ➢ Decrease of profit in Independent Operating Companies & Functional Support Companies |
| Total | 143.0 | 188.7 | (×) 45.7 | |

## 2. Information by Segments

### <1> Petroleum (Japan Energy Group)

(1) Forecasts

(Billions of Yen)

| | FY2006 (Forecasts) | | | FY2005 (Actual) | | | Differences | | |
|---|---|---|---|---|---|---|---|---|---|
| | 1H | 2H | Total | 1H | 2H | Total | 1H | 2H | Total |
| Net Sales | 1,170.0 | 1,300.0 | 2,470.0 | 1,087.2 | 1,305.4 | 2,392.6 | (○) 82.8 | (×) 5.4 | (○) 77.4 |
| Operating Income | 20.5 | 23.5 | 44.0 | 42.1 | 54.5 | 96.6 | (×) 21.6 | (×) 31.0 | (×) 52.6 |
| Income before Special Items | 22.0 | 25.0 | 47.0 | 41.5 | 55.4 | 97.0 | (×) 19.5 | (×) 30.4 | (×) 50.0 |

(2) Sales volume and growth rate of fuel oil

| | Domestic sales volume (Thousands of KL) | | | Growth rate (2006 vs. 2005) |
|---|---|---|---|---|
| | FY2006 | FY2005 | Differences | |
| Gasoline | 6,120 | 6,188 | (-) 68 | 98.9% |
| Naphtha | 3,700 | 3,747 | (-) 47 | 98.7% |
| Jet Fuel | 620 | 635 | (-) 15 | 97.6% |
| Kerosene | 2,880 | 2,801 | (+) 79 | 102.8% |
| Gas Oil | 4,280 | 4,367 | (-) 87 | 98.0% |
| A Heavy Fuel | 2,750 | 2,833 | (-) 83 | 97.1% |
| C Heavy Fuel | 1,630 | 2,595 | (-) 965 | 62.8% |
| **Total** | **21,980** | **23,166** | **(-) 1,186** | **94.9%** |
| Gasoline & Middle Distillation | 16,030 | 16,189 | (-) 159 | 99.0% |

(3) Number of JOMO Service Stations

| | 2001 Mar 31 | 2002 Mar 31 | 2003 Mar 31 | 2004 Mar 31 | 2005 Mar 31 | 2006 Mar 31 |
|---|---|---|---|---|---|---|
| Owned by Japan Energy (Self-SS) | 1,328 | 1,284 (105) | 1,229 (227) | 1,207 (264) | 1,172 (297) | 1,154 (347) |
| Owned by wholesalers and others (Self-SS) | 3,318 | 3,192 (59) | 3,067 (95) | 2,943 (121) | 2,851 (143) | 2,679 (187) |
| Total (Self-SS) | 4,646 | 4,476 (164) | 4,296 (322) | 4,150 (385) | 4,023 (440) | 3,833 (534) |

(4) Petrochemical Profit

(Billions of Yen)

| FY2006 (Forecasts) | FY2005 | FY2004 | FY2003 | FY2002 |
|---|---|---|---|---|
| 13.5 | 15.5 | 24.5 | 8.5 | 5.5 |

## <2> Metals (Nippon Mining & Metals Group)

(1) Forecasts

(Billions of Yen)

| | | FY2006 (Forecasts) | | | FY2005 (Actual) | | | Differences | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | 1H | 2H | Total | 1H | 2H | Total | 1H | 2H | Total |
| Metals (Nippon Mining & Metals Group) | Net Sales | 387.0 | 375.0 | 762.0 | 268.8 | 338.3 | 607.1 | (○) 118.2 | (○) 36.7 | (○) 154.9 |
| | Operating Income | 19.5 | 25.0 | 44.5 | 19.6 | 23.4 | 43.0 | (×) 0.1 | (○) 1.6 | (○) 1.5 |
| | Income before Special Items | 43.5 | 46.0 | 89.5 | 37.9 | 45.0 | 82.8 | (○) 5.6 | (○) 1.0 | (○) 6.7 |
| Resources & Metals | Net Sales | 320.0 | 298.0 | 618.0 | 218.1 | 277.2 | 495.4 | (○) 101.9 | (○) 20.8 | (○) 122.6 |
| | Operating Income | 13.0 | 14.5 | 27.5 | 12.7 | 14.4 | 27.1 | (○) 0.3 | (○) 0.1 | (○) 0.4 |
| | Income before Special Items | 38.0 | 36.5 | 74.5 | 31.5 | 36.7 | 68.2 | (○) 6.5 | (×) 0.2 | (○) 6.3 |
| Electronic Materials | Net Sales | 60.0 | 69.0 | 129.0 | 47.4 | 58.9 | 106.3 | (○) 12.6 | (○) 10.1 | (○) 22.7 |
| | Operating Income | 3.0 | 5.5 | 8.5 | 5.1 | 6.1 | 11.2 | (×) 2.1 | (×) 0.6 | (×) 2.7 |
| | Income before Special Items | 2.0 | 4.5 | 6.5 | 4.3 | 5.3 | 9.6 | (×) 2.3 | (×) 0.8 | (×) 3.1 |
| Metal Manufacturing | Net Sales | 27.0 | 28.0 | 55.0 | 23.1 | 29.6 | 52.8 | (○) 3.9 | (×) 1.6 | (○) 2.2 |
| | Operating Income | 3.5 | 4.0 | 7.5 | 2.4 | 3.5 | 5.9 | (○) 1.1 | (○) 0.5 | (○) 1.6 |
| | Income before Special Items | 3.0 | 4.0 | 7.0 | 2.6 | 3.6 | 6.2 | (○) 0.4 | (○) 0.4 | (○) 0.8 |
| Metal Group Adjustments | Net Sales | (20.0) | (20.0) | (40.0) | (19.8) | (27.5) | (47.3) | (×) 0.2 | (○) 7.5 | (○) 7.3 |
| | Operating Income | — | 1.0 | 1.0 | (0.5) | (0.6) | (1.2) | (○) 0.5 | (○) 1.6 | (○) 2.2 |
| | Income before Special Items | 0.5 | 1.0 | 1.5 | (0.5) | (0.6) | (1.2) | (○) 1.0 | (○) 1.6 | (○) 2.7 |

## <2-①> Resources & Metals Company Group

(1) Forecasts

(Billions of Yen)

| | FY2006 (Forecasts) | | | FY2005 (Actual) | | | Differences | | |
|---|---|---|---|---|---|---|---|---|---|
| | 1H | 2H | Total | 1H | 2H | Total | 1H | 2H | Total |
| Net Sales | 320.0 | 298.0 | 618.0 | 218.1 | 277.2 | 495.4 | (○) 101.9 | (○) 20.8 | (○) 122.6 |
| Operating Income | 13.0 | 14.5 | 27.5 | 12.7 | 14.4 | 27.1 | (○) 0.3 | (○) 0.1 | (○) 0.4 |
| Income before Special Items | 38.0 | 36.5 | 74.5 | 31.5 | 36.7 | 68.2 | (○) 6.5 | (×) 0.2 | (○) 6.3 |

(2) Price and Sales Volume

| | | FY2006 (Forecasts) | | | FY2005 (Actual) | | |
|---|---|---|---|---|---|---|---|
| | | 1H | 2H | Total | 1H | 2H | Total |
| Price | Copper (¢/lb) | 240 | 200 | 220 | 162 | 210 | 186 |
| | Gold ($/TOZ) | 480 | 440 | 460 | 433 | 520 | 477 |
| | Platinum ($/TOZ) | 1,000 | 900 | 950 | 883 | 998 | 940 |
| | Palladium ($/TOZ) | 250 | 230 | 240 | 189 | 265 | 227 |
| Sales Volume | Copper (1,000 tons) | 304 | 324 | 628 | 302 | 287 | 588 |

## <2-②> Electronic Materials Company Group

(1) Forecasts

(Billions of Yen)

| | FY2006 (Forecasts) | | | FY2005 (Actual) | | | Differences | | |
|---|---|---|---|---|---|---|---|---|---|
| | 1H | 2H | Total | 1H | 2H | Total | 1H | 2H | Total |
| Net Sales | 60.0 | 69.0 | 129.0 | 47.4 | 58.9 | 106.3 | (○) 12.6 | (○) 10.1 | (○) 22.7 |
| Operating Income | 3.0 | 5.5 | 8.5 | 5.1 | 6.1 | 11.2 | (×) 2.1 | (×) 0.6 | (×) 2.7 |
| Income before Special Items | 2.0 | 4.5 | 6.5 | 4.3 | 5.3 | 9.6 | (×) 2.3 | (×) 0.8 | (×) 3.1 |

(2) Breakdown by products

(Billions of Yen)

| | | FY2006 (Forecasts) | | | FY2005 Actual | | | Differences | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | 1H | 2H | Total | 1H | 2H | Total | 1H | 2H | Total |
| Electro -deposited and Treated Rolled Copper Foil | Net Sales | 21.1 | 24.8 | 45.9 | 17.4 | 22.2 | 39.6 | (○) 3.7 | (○) 2.6 | (○) 6.3 |
| | Operating Income | 1.3 | 2.8 | 4.1 | (0.1) | 1.5 | 1.4 | (○) 1.4 | (○) 1.3 | (○) 2.7 |
| Targets | Net Sales | 32.7 | 37.8 | 70.5 | 24.4 | 30.4 | 54.8 | (○) 8.3 | (○) 7.4 | (○) 15.7 |
| | Operating Income | 4.0 | 4.9 | 8.9 | 6.6 | 6.1 | 12.7 | (×) 2.6 | (×) 1.2 | (×) 3.8 |
| Compound semiconductor materials and Others | Net Sales | 6.2 | 6.4 | 12.6 | 5.6 | 6.3 | 11.9 | (○) 0.6 | (○) 0.1 | (○) 0.7 |
| | Operating Income | (2.3) | (2.2) | (4.5) | (1.4) | (1.5) | (2.9) | (×) 0.9 | (×) 0.7 | (×) 1.6 |
| Total | Net Sales | 60.0 | 69.0 | 129.0 | 47.4 | 58.9 | 106.3 | (○) 12.6 | (○) 10.1 | (○) 22.7 |
| | Operating Income | 3.0 | 5.5 | 8.5 | 5.1 | 6.1 | 11.2 | (×) 2.1 | (×) 0.6 | (×) 2.7 |

## <2-③> Metal Manufacturing Group

(1) Forecasts

(Billions of Yen)

| | FY2006 (Forecasts) | | | FY2005 (Actual) | | | Differences | | |
|---|---|---|---|---|---|---|---|---|---|
| | 1H | 2H | Total | 1H | 2H | Total | 1H | 2H | Total |
| Net Sales | 27.0 | 28.0 | 55.0 | 23.1 | 29.6 | 52.8 | (○) 3.9 | (×) 1.6 | (○) 2.2 |
| Operating Income | 3.5 | 4.0 | 7.5 | 2.4 | 3.5 | 5.9 | (○) 1.1 | (○) 0.5 | (○) 1.6 |
| Income before Special Items | 3.0 | 4.0 | 7.0 | 2.6 | 3.6 | 6.2 | (○) 0.4 | (○) 0.4 | (○) 0.8 |

(2) Breakdown by products

(Billions of Yen)

| | | FY2006 (Forecasts) | | | FY2005 (Actual) | | | Differences | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | 1H | 2H | Total | 1H | 2H | Total | 1H | 2H | Total |
| Wrought copper | Phosphor bronze | 9.6 | 8.4 | 18.0 | 6.7 | 8.6 | 15.3 | (○)2.9 | (×)0.2 | (○)2.7 |
| | Corson alloy | 4.1 | 3.8 | 7.9 | 3.0 | 3.8 | 6.8 | (○)1.1 | - | (○)1.1 |
| | Copper foil | 4.0 | 3.9 | 7.9 | 2.4 | 4.1 | 6.5 | (○)1.6 | (×)0.2 | (○)1.4 |
| | Others | 6.0 | 5.8 | 11.8 | 4.2 | 5.4 | 9.6 | (○)1.8 | (○)0.4 | (○)2.2 |
| Special steel | Stainless steel | 1.1 | 0.8 | 1.9 | 0.9 | 1.1 | 2.0 | (○)0.2 | (×)0.3 | (×)0.1 |
| | High-nickel alloy | 1.6 | 1.5 | 3.1 | 1.6 | 2.4 | 4.0 | - | (×)0.9 | (×)0.9 |
| | Others | 0.2 | 0.2 | 0.4 | 0.2 | 0.1 | 0.3 | - | (○)0.1 | (○)0.1 |
| Others (precision manufacturing etc.) | | 0.4 | 3.6 | 4.0 | 4.1 | 4.1 | 8.3 | (×)3.7 | (×)0.5 | (×)4.3 |
| Total | | 27.0 | 28.0 | 55.0 | 23.1 | 29.6 | 52.8 | (○)3.9 | (×)1.6 | (○)2.2 |

## 3. Comparison with the Previous Forecasts

### <1> Assumptions

| | | | FY2006 | | |
|---|---|---|---|---|---|
| | | | Revised forecasts | Previous forecasts (Apr. 10) | Differences |
| All Segments | | Exchange Rate (¥/$) | 110 | 110 | — |
| Petroleum | | Dubai Spot Price ($/BBL) | 58.0 | 53.0 | (+) 5.0 |
| | | Market Price of Paraxylene ($/t) ACP Base | 1,060 | 1,015 | (+) 45 |
| Metals | Resources & Metals | Market Price of Copper (¢/lb) | 220 | 190 | (+) 30 |
| | | Electrolytic Copper Sales (1,000 tons) | 628 | 628 | — |
| | Electronic Materials | Electro-deposited Copper Foil Sales (tons/month) | 1,968 | 1,968 | — |
| | | Treated Rolled Copper Foil Sales (1,000 meters/month) | 4,800 | 4,800 | — |
| | | ITO Target Sales (tons/month) | 35.9 | 38.4 | (-) 2.5 |
| | Metal Manufacturing | Wrought copper products (1,000 tons) | 40.5 | 40.5 | — |
| | | Special Steel Products (1,000 tons) | 4.0 | 4.0 | — |
| | | High Quality Products Ratio | 45% | 45% | — |

### <2> Operating Results (consolidated)

(Billions of Yen)

| | FY2006 | | |
|---|---|---|---|
| | Revised forecasts | Previous forecasts (Apr. 10) | Differences |
| Net Sales | 3,265.0 | 3,105.0 | (○) 160.0 |
| Operating Income | 92.0 | 90.0 | (○) 2.0 |
| Income before Special Items | 143.0 | 130.0 | (○) 13.0 |
| Net Income | 82.0 | 75.0 | (○) 7.0 |
| Ratio of Income before Special Items to Net Sales | 4.4% | 4.2% | (○) 0.2% |
| Earnings Per Share (yen) | 96.8 | 88.6 | (○) 8.2 |
| Number of Share (1,000 Shares) | 847,047 | 847,047 | — |

## <3> Segment Information

(Billions of Yen)

| | | | FY2006 | |
|---|---|---|---|---|
| | | Revised forecasts | Previous forecasts (Apr. 10) | Differences |
| Petroleum (Japan Energy Group) | Net Sales | 2,470.0 | 2,380.0 | (○) 90.0 |
| | Operating Income | 44.0 | 45.0 | (×) 1.0 |
| | Income before Special Items | 47.0 | 47.0 | — |
| Metals (Nippon Mining & Metals Group) | Net Sales | 762.0 | 692.0 | (○) 70.0 |
| | Operating Income | 44.5 | 41.5 | (○) 3.0 |
| | Income before Special Items | 89.5 | 76.5 | (○) 13.0 |
| Resources & Metals | Net Sales | 618.0 | 554.0 | (○) 64.0 |
| | Operating Income | 27.5 | 24.0 | (○) 3.5 |
| | Income before Special Items | 74.5 | 61.0 | (○) 13.5 |
| Electronic Materials | Net Sales | 129.0 | 126.0 | (○) 3.0 |
| | Operating Income | 8.5 | 9.0 | (×) 0.5 |
| | Income before Special Items | 6.5 | 7.0 | (×) 0.5 |
| Metal Manufacturing | Net Sales | 55.0 | 52.0 | (○) 3.0 |
| | Operating Income | 7.5 | 7.5 | — |
| | Income before Special Items | 7.0 | 7.0 | — |
| Metal Group Adjustments | Net Sales | (40.0) | (40.0) | — |
| | Operating Income | 1.0 | 1.0 | — |
| | Income before Special Items | 1.5 | 1.5 | — |
| Others | Net Sales | 64.0 | 64.0 | — |
| | Operating Income | 3.5 | 3.5 | — |
| | Income before Special Items | 6.5 | 6.5 | — |
| Eliminations | Net Sales | (31.0) | (31.0) | — |
| Total | Net Sales | 3,265.0 | 3,105.0 | (○) 160.0 |
| | Operating Income | 92.0 | 90.0 | (○) 2.0 |
| | Income before Special Items | 143.0 | 130.0 | (○) 13.0 |

※ Net Sales of each segment includes inter-segments sales.

## <4> Income before Special Items (FY2006)

(Billions of Yen)

| | Revised forecasts | Previous forecasts (Apr. 10) | Differences | Notes |
|---|---|---|---|---|
| Petroleum (Japan Energy Group) | 47.0 | 47.0 | — | ➢ Positive impact of inventory valuation (○) 8.0 (0 → 8.0)<br>➢ Petrochemicals (×) 2.0<br>➢ Margin time lag and others (×)6.0 |
| Metals (Nippon Mining & Metals Group) | 89.5 | 76.5 | (○) 13.0 | |
| Resources & Metals | 74.5 | 61.0 | (○) 13.5 | ➢ Resources & Metals Company and consolidated subsidiaries (○) 4.5<br>・ Metal prices up<br>・ Depreciation of the yen<br>➢ Equity method in affiliated companies (○) 9.0<br>・ Increase of profit in Minera Los Pelambres (Metal prices up) |
| Electronic Materials | 6.5 | 7.0 | (×) 0.5 | ➢ Deterioration of Electro-deposited Copper Foil margin (Copper price up) |
| Metal Manufacturing | 7.0 | 7.0 | — | |
| Metal Group Adjustments | 1.5 | 1.5 | — | |
| Others | 6.5 | 6.5 | — | |
| Total | 143.0 | 130.0 | (○) 13.0 | |

## 4. Difference between 1st Half and 2nd Half of FY2006

### <1> Assumptions

| | | | FY2006 | | |
|---|---|---|---|---|---|
| | | | 1H | 2H | Differences |
| All Segments | | Exchange Rate (¥／$) | 110 | 110 | — |
| Petroleum | | Dubai Spot Price ($／BBL) | 58.0 | 58.0 | — |
| | | Market Price of Paraxylene ($／t)ACP Base | 1,055 | 1,065 | (+) 10 |
| Metals | Resources & Metals | Market Price of Copper (¢／lb) | 240 | 200 | (-) 40 |
| | | Electrolytic Copper Sales (1,000 tons) | 304 | 324 | (+) 20 |
| | Electronic Materials | Electro-deposited Copper Foil Sales (tons／month) | 1,930 | 2,006 | (+) 76 |
| | | Treated Rolled Copper Foil Sales (1,000 meters／month) | 4,600 | 5,000 | (+) 400 |
| | | ITO Target Sales (tons／month) | 30.0 | 41.8 | (+) 11.8 |
| | Metal Manufacturing | Wrought copper products (1,000 tons) | 19.9 | 20.6 | (+) 0.7 |
| | | Special Steel Products (1,000 tons) | 2.2 | 1.8 | (-) 0.4 |
| | | High Quality Products Ratio | 44% | 46% | (+) 2% |

### <2> Operating Results (consolidated)

(Billions of Yen)

| | FY2006 | | |
|---|---|---|---|
| | 1H | 2H | Differences |
| Net Sales | 1,570.0 | 1,695.0 | (○) 125.0 |
| Operating Income | 41.0 | 51.0 | (○) 10.0 |
| Income before Special Items | 68.0 | 75.0 | (○) 7.0 |
| Net Income | 39.0 | 43.0 | (○) 4.0 |
| Ratio of Income before Special Items to Net Sales | 4.3% | 4.4% | (+) 0.1% |

## <3> Segment Information

(Billions of Yen)

| | | FY2006 | | |
|---|---|---|---|---|
| | | 1H | 2H | Differences |
| Petroleum (Japan Energy Group) | Net Sales | 1,170.0 | 1,300.0 | (○) 130.0 |
| | Operating Income | 20.5 | 23.5 | (○) 3.0 |
| | Income before Special Items | 22.0 | 25.0 | (○) 3.0 |
| Metals (Nippon Mining & Metals Group) | Net Sales | 387.0 | 375.0 | (×) 12.0 |
| | Operating Income | 19.5 | 25.0 | (○) 5.5 |
| | Income before Special Items | 43.5 | 46.0 | (○) 2.5 |
| Resources & Metals | Net Sales | 320.0 | 298.0 | (×) 22.0 |
| | Operating Income | 13.0 | 14.5 | (○) 1.5 |
| | Income before Special Items | 38.0 | 36.5 | (×) 1.5 |
| Electronic Materials | Net Sales | 60.0 | 69.0 | (○) 9.0 |
| | Operating Income | 3.0 | 5.5 | (○) 2.5 |
| | Income before Special Items | 2.0 | 4.5 | (○) 2.5 |
| Metal Manufacturing | Net Sales | 27.0 | 28.0 | (○) 1.0 |
| | Operating Income | 3.5 | 4.0 | (○) 0.5 |
| | Income before Special Items | 3.0 | 4.0 | (○) 1.0 |
| Metal Group Adjustments | Net Sales | (20.0) | (20.0) | — |
| | Operating Income | — | 1.0 | (○) 1.0 |
| | Income before Special Items | 0.5 | 1.0 | (○) 0.5 |
| Others | Net Sales | 28.0 | 36.0 | (○) 8.0 |
| | Operating Income | 1.0 | 2.5 | (○) 1.5 |
| | Income before Special Items | 2.5 | 4.0 | (○) 1.5 |
| Eliminations | Net Sales | (15.0) | (16.0) | (×) 1.0 |
| Total | Net Sales | 1,570.0 | 1,695.0 | (○) 125.0 |
| | Operating Income | 41.0 | 51.0 | (○) 10.0 |
| | Income before Special Items | 68.0 | 75.0 | (○) 7.0 |

※ Net Sales of each segment includes inter-segments sales.

## <4> Income before Special Items (FY2006)

(Billions of Yen)

| | 1H | 2H | Differences | Notes |
|---|---|---|---|---|
| Petroleum (Japan Energy Group) | 22.0 | 25.0 | (○) 3.0 | ➢ Negative impact of inventory valuation (×) 6.0 (1H:7.0 → 2H:1.0)<br>➢ Seasonal factors (○) 9.0 |
| Metals (Nippon Mining & Metals Group) | 43.5 | 46.0 | (○) 2.5 | |
| Resources & Metals | 38.0 | 36.5 | (×) 1.5 | ➢ Metal prices down<br>➢ Sales increase of Electrolytic Copper |
| Electronic Materials | 2.0 | 4.5 | (○) 2.5 | ➢ Sales increase of Treated Rolled Copper Foil and Sputtering Targets<br>➢ Improvement of Electro-deposited Copper Foil margin |
| Metal Manufacturing | 3.0 | 4.0 | (○) 1.0 | ➢ Sales increase of Precision Manufacturing Products |
| Metal Group Adjustments | 0.5 | 1.0 | (○) 0.5 | |
| Others | 2.5 | 4.0 | (○) 1.5 | ➢ Seasonal factors in Independent Operating Companies |
| Total | 68.0 | 75.0 | (○) 7.0 | |

# Ⅲ Consolidated Balance Sheet, Consolidated Cash Flows etc.

## 1. Consolidated Balance Sheet

### <1> Balance Sheet

(Billions of Yen)

| | Mar 31 2006[A] | Mar 31 2005[B] | Differences [B]−[A] | Mar 31 2007 (Forecasts) [C] | Differences [C]−[A] |
|---|---|---|---|---|---|
| Current Assets | 906.4 | 677.1 | (+) 229.3 | 1,978.0 | (+) 118.4 |
| Fixed Assets | 953.2 | 903.1 | (+) 50.1 | | |
| Total Assets | 1,859.6 | 1,580.1 | (+) 279.4 | 1,978.0 | (+) 118.4 |
| Current Liabilities | 921.0 | 756.8 | (+) 164.2 | 1,373.0 | (+) 26.9 |
| Long-term Liabilities | 425.1 | 431.9 | (−) 6.9 | | |
| Minority Interest | 46.0 | 37.9 | (+) 8.1 | | |
| Total Shareholders' Equity | 467.5 | 353.4 | (+) 114.0 | | |
| Net Assets | | | | 605.0 | (+) 91.5 |
| Shareholders' Equity and Valuation Adjustments, etc. | | | | 532.0 | (+) 64.5 |
| Minority Interest | | | | 73.0 | (+) 27.0 |
| Shareholders' Equity Ratio | 25.1% | 22.4% | (+) 2.7% | 26.9% | (+) 1.8% |
| BPS (¥/Share) ※ | 551.36 | 416.98 | (+) 134.38 | 628.06 | (+) 76.70 |
| Interest-Bearing Debt | 684.7 | 643.8 | (+) 40.9 | 756.0 | (+) 71.3 |

※ BPS is divided by 847,047 thousand, issued shares as of March 31, 2006.

## <2> Factors in Change from March 31, 2005 to March 31, 2006

(Billions of Yen)

(1) Assets (+) 279.4

| | | |
|---|---|---|
| ➢ Cash and cash equivalents | | (+) 1.4 |
| ➢ Notes and account receivable, trade | | (+) 65.4 |
| ➢ Inventories | | (+) 156.4 |
| ➢ Property, plant and equipment (PPE) and intangible assets | | (+) 0.1 |
| · Capital expenditures | (+) 57.7 | |
| · Depreciation and amortization | (-) 44.9 | |
| · Impairment | (-) 5.6 | |
| · Change of consolidated subsidiaries | (+) 5.1 | |
| · Sales and disposal of PPE and others | (-) 12.2 | |
| ➢ Acquisition of investments in securities and lending of loans | | (+) 8.7 |
| ➢ Sales or maturities of investments in securities and collection of loans | | (-) 4.1 |
| ➢ Difference in equity in income of non-consolidated subsidiaries and affiliates and dividend received from such companies | | (+) 20.2 |
| ➢ Unrealized gain on marketable securities | | (+) 27.0 |
| ➢ Others | | (+) 4.3 |

(2) Liabilities (+) 157.3

| | |
|---|---|
| ➢ Interest-bearing debt | (+) 40.9 |
| ➢ Trade payables | (+) 71.2 |
| ➢ Accrued income taxes | (+) 5.0 |
| ➢ Deferred tax liabilities | (+) 16.4 |
| ➢ Others | (+) 23.8 |

(3) Minority Interest (+) 8.1

(4) Shareholders' Equity (+) 114.0

| | |
|---|---|
| ➢ Net income | (+) 96.9 |
| ➢ Cash dividends paid | (-) 8.5 |
| ➢ Unrealized gain on marketable securities | (+) 16.4 |
| ➢ Accumulated translation adjustment and Others | (+) 9.2 |

## <3> Factors in Change from March 31, 2006 to March 31, 2007 (Forecasts)

(Billions of Yen)

(1) Assets (+) 118.4

| | |
|---|---|
| ➢ Notes and account receivable, trade and Inventories | (-) 5.0 |
| ➢ Capital expenditures | (+) 102.0 |
| ➢ Depreciation and amortization | (-) 50.0 |
| ➢ Acquisition of investments in securities and lending of loans | (+) 48.0 |
| ➢ Difference in equity in income of non-consolidated subsidiaries and affiliates and dividend received from such companies | (+) 32.0 |
| ➢ Others | (-) 8.6 |

(2) Liabilities (+) 26.9

| | |
|---|---|
| ➢ Interest-bearing debt | (+) 71.3 |
| ➢ Trade payables | (-) 13.0 |
| ➢ Others | (-) 31.4 |

(3) Shareholders' Equity (+) 91.5

| | |
|---|---|
| ➢ Net income | (+) 82.0 |
| ➢ Cash dividends paid | (-) 17.8 |
| ➢ Minority Interest and Others | (+) 27.3 |

## 2. Consolidated Cash Flows

### <1> Cash Flows

(Billions of Yen)

| | FY2005 (Actual) | FY2004 (Actual) | FY2006 (Forecasts) |
|---|---|---|---|
| Cash Flows from Operating Activities | (+) 24.3 | (+) 45.4 | (+) 87.0 |
| Cash Flows from Investing Activities | (-) 37.6 | (-) 15.2 | (-) 140.0 |
| Cash Flows from Financing Activities | (+) 12.0 | (-) 38.7 | (+) 53.0 |
| Effect of Exchange Rate Changes | (+) 1.6 | (+) 0.1 | - |
| Net Decrease in Cash and Cash Equivalents | (+) 0.2 | (-) 8.4 | - |

### <2> Factors in Change from March 31, 2005 to March 31, 2006

(Billions of Yen)

(1) Cash Flows from Operating Activities (+) 24.3

- Income before Special Items (+) 188.7
- Depreciation and amortization (+) 44.9
- Equity in income of non-consolidated subsidiaries and affiliates (-) 51.0
- Dividend received from non-consolidated subsidiaries and affiliates accounted for by equity method (+) 30.8
- Trade receivables, inventories and trade payables (-) 148.2
- Income taxes paid and Others (-) 40.9

(2) Cash Flows from Investing Activities (-) 37.6

- Investments in PPE and intangible assets (-) 57.9
- Acquisition of investments in securities and lending of loans (-) 8.7
- Sales or maturities of investments in securities and collection of loans (+) 17.3
- Sales of property, plant and equipment, and Others (+) 11.7

(3) Cash Flows from Operating Activities (+) 12.0

- Interest-bearing debt (+) 31.6
- Cash dividends paid (-) 8.5
- Cash dividends paid to minority interest, and Others (-) 11.1

## <3> Factors in Change from March 31, 2006 to March 31, 2007 (Forecasts)

(Billions of Yen)

(1) Cash Flows from Operating Activities (+) 87.0

- Income before Special Items (+) 143.0
- Depreciation and amortization (+) 50.0
- Equity in income of non-consolidated subsidiaries and affiliates (-) 59.0
- Dividend received from non-consolidated subsidiaries and affiliates accounted for by equity method (+) 27.0
- Trade receivables, inventories and trade payables (-) 2.0
- Income taxes paid and Others (-) 72.0

(2) Cash Flows from Investing Activities (-) 140.0

- Investments in PPE and intangible assets (-) 102.0
- Acquisition of investments in securities and lending of loans (-) 48.0
- Sales or maturities of investments in securities and collection of loans (+) 10.0

(3) Cash Flows from Operating Activities (+) 53.0

- Interest-bearing debt (+) 59.0
- Cash dividends paid (-) 17.8
- Proceeds from third-party share allotment of consolidated subsidiary, and Others (+) 11.8

## 3. Dividends

| FY2005 | | | | FY2006 (Projected) | | | |
|---|---|---|---|---|---|---|---|
| Mid term | Year end | Full year | Payment amount | Mid term | Year end | Full year | Payment amount |
| ---- | ¥15.00 | ¥15.00 | ¥ 12,715 million | ¥6.00 | ¥6.00 | ¥12.00 | ¥ 10,172 million |

※ Payment amount is multiplied by 847,718 thousand, issued shares as of March 31, 2006.

## 4. Interest-bearing Debt

(Billions of Yen)

| | Mar.31, 2006 | Mar.31, 2005 | Differences |
|---|---|---|---|
| Petroleum (Japan Energy Group) | 431.4 | 438.7 | (-) 7.3 |
| Metals (Nippon Mining & Metals Group) | 283.7 | 196.5 | (+) 87.2 |
| Resources & Metals | 165.7 | 112.8 | (+) 52.9 |
| Electronic Materials | 91.2 | 64.0 | (+) 27.2 |
| Metal Manufacturing | 26.8 | 19.7 | (+) 7.1 |
| Other | (30.4) | 8.6 | (-) 39.0 |
| Total | 684.7 | 643.8 | (+) 40.9 |

※ Others includes eliminations or corporate.

## 5. Debt to Equity Ratio

(Billions of Yen)

| | Mar.31 2002(A) | Mar.31 2005 | Mar.31 2006 (B) | (B)-(A) | Mar.31 2007 (Forecasts) |
|---|---|---|---|---|---|
| Interest-bearing Debt | 892.8 | 643.8 | 684.7 | (-) 208.1 | 756.0 |
| Shareholders' Equity | 181.5 | 353.4 | 467.5 | (+) 286.0 | 532.0 |
| Debt to Equity Ratio | 4.92 | 1.82 | 1.46 | (-) 3.46 | 1.42 |

## 6. Capital Expenditure and Depreciation

(Billions of Yen)

| | FY2005 | FY2004 | FY2006 (Forecasts) |
|---|---|---|---|
| Capital expenditure | 57.7 | 47.3 | 102.0 |
| Depreciation and Amortization | 44.9 | 47.7 | 50.0 |
| Difference | (+) 12.8 | (-) 0.4 | (+) 52.0 |

### <1> Capital expenditure by segments

(Billions of Yen)

| | FY2005 | FY2004 | FY2006 (Forecasts) |
|---|---|---|---|
| Petroleum (Japan Energy Group) | 34.8 | 30.0 | 61.0 |
| Metals (Nippon Mining & Metals Group) | 22.3 | 15.8 | 40.0 |
| Resources & Metals | 11.5 | 7.0 | 17.0 |
| Electronic Materials | 6.0 | 5.1 | 14.0 |
| Metal Manufacturing | 4.8 | 3.7 | 9.0 |
| Other | 0.6 | 1.5 | 1.0 |
| Total | 57.7 | 47.3 | 102.0 |

※ Others includes eliminations or corporate.

<2> Depreciation and Amortization by segments

(Billions of Yen)

| | FY2005 | FY2004 | FY2006 (Forecasts) |
|---|---|---|---|
| Petroleum (Japan Energy Group) | 30.1 | 31.0 | 29.0 |
| Metals (Nippon Mining & Metals Group) | 14.4 | 15.5 | 20.0 |
| Resources & Metals | 6.7 | 7.0 | 11.0 |
| Electronic Materials | 5.1 | 5.9 | 5.5 |
| Metal Manufacturing | 2.6 | 2.6 | 3.5 |
| Other | 0.4 | 1.2 | 1.0 |
| Total | 44.9 | 47.7 | 50.0 |

## 7. Number of Employees

(Persons)

| | March 31 2004 | March 31 2005 | March 31 2006 |
|---|---|---|---|
| Petroleum (Japan Energy Group) | 4,254 | 4,180 | 4,225 |
| Metals (Nippon Mining & Metals Group) | 4,242 | 4,120 | 4,348 |
| Resources & Metals | 1,471 | 1,447 | 1,553 |
| Electronic Materials | 1,622 | 1,512 | 1,373 |
| Metal Manufacturing | 1,149 | 1,161 | 1,422 |
| Other | 1,362 | 974 | 1,006 |
| Total | 9,858 | 9,274 | 9,579 |